This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to
Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 10, 2018 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Powerbridge Technologies Co., Ltd.

Cayman Islands	7371	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis Taubman, Esq. Arila Zhou, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 Tel: 917-512-0827	Barry I. Grossman, Esq. Sarah E. Williams, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Phone: (212) 370-1300 Fax: (212) 370-7889

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company     ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary Shares, par value $0.001 per share sold by the Registrant	[●]	[●]	[●]	[●]
Underwriters’ compensation warrants (4)
Ordinary Shares underlying underwriter’s compensation warrants	[●]	[●]	[●]	[●]
Total	[●]	[●]	[●]	[●]

(1)	Includes [●] Ordinary Shares subject to the underwriter’s option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Includes the Offering Price (defined as below) of any additional Ordinary Shares that the underwriter has the option to purchase.
(4)	We have agreed to issue upon the closing of this Offering, compensation warrants to Maxim Group LLC and The Benchmark Company, LLC, as representatives of the underwriters, entitling them to purchase up to 7.0% of the aggregate Ordinary shares being sold in this Offering. The exercise price of the compensation warrants is equal to 110% of the offering price of the Ordinary Shares offered hereby. Assuming a maximum placement and an exercise price of $[●] per share, we would receive, in the aggregate, $[●] upon exercise of the compensation warrants, of which there can be no guarantee. The compensation warrants are exercisable for a five-year period, commencing six (6) months after the date of effectiveness of the Registration Statement of which this prospectus forms a part. An underwriting discount or spread equal to 7.0% of the aggregate offering price will also be provided to underwriters. The Registration Statement of which this prospectus is a part also covers the Ordinary Shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 117.

The registrant hereby amends this Registration Statement on Form F-1 (the “Registration Statement”) on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”) or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”) acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

On August 18, 2018, we effectuated a reverse split at a ratio of 10-for-1 to reduce our authorized capital shares from 500,000,000 ordinary shares with a par value of $0.0001 per share to 50,000,000 ordinary shares with a par value of $0.001 per share (the “Reverse Split”). All share numbers, stock option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this registration statement have been adjusted to give effect to the Reverse Split, unless otherwise indicated or unless the context suggests otherwise.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2018

Powerbridge Technologies Co., Ltd.

[●] Ordinary Shares

This is the initial public offering (the “Offering”) of Powerbridge Technologies Co., Ltd, a Cayman Islands exempted company with limited liability whose principal place of business is in Zhuhai, China. We are offering on a firm commitment basis, [●] ordinary shares, par value $0.001 per share (the “Ordinary Shares”).

No public market currently exists for our Ordinary Shares. We have applied for listing on the NASDAQ Capital Market under the symbol “PBTS” for the Ordinary Shares we are offering. We expect that the initial public offering price (the “Offering Price”) will be between $[●] and $[●] per Ordinary Share. We believe that upon the completion of the Offering, we will meet the standards for listing on the NASDAQ Capital Market.

As the date hereof, our authorized share capital is 50,000,000 Ordinary Shares. As of the date hereof, we have 11,508,747 Ordinary Shares issued and outstanding.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, are eligible for to reduced public company reporting requirements.

We anticipate that following the completion of this Offering, our Chairman and Chief Executive Office, Ban Lor and our CFO, Stewart Lor, will beneficially own aggregate [●]% of the Company’s then issued and outstanding Ordinary Shares. While under NASDAQ Marketplace Rules 5615(c), we may be deemed a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the NASDAQ Marketplace Rules.

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per share		Total
Offering Price	$	[●]	$	[●]
Underwriting discounts and commissions (1)(2)	$	[●]	$	[●]
Proceeds to us, before expenses	$	[●]	$	[●]

(1)	Represents underwriting discount and commissions equal to 7.0% per share (or $[●] per share), which is the underwriting discount we have agreed to pay on all investors in this Offering.
(2)	Does not include expense allowance, payable the underwriters, or the reimbursement of certain expenses of the underwriters. See “Underwriting” beginning on page 117 of this prospectus for additional information regarding total underwriter compensation.

In addition to the underwriting discounts listed above and the expense allowance described in the footnote, we have agreed to issue upon the closing of this Offering, compensation warrants to Maxim Group LLC and The Benchmark Company, LLC, as representative of the underwriters, entitling them to purchase up to 7.0% of the total number of Ordinary shares being sold in this Offering. The exercise price of the compensation warrants is equal to 110% of the Offering Price of the Ordinary Shares offered hereby. Assuming a maximum placement and an exercise price of $[●] per share, we would receive, in the aggregate, $[●] upon exercise of the compensation warrants, of which there can be no guarantee. The compensation warrants are exercisable for a five-year period, commencing six (6) months after the date of effectiveness of the Registration Statement of which this prospectus forms a part. An underwriting discount or spread equal to 7.0% of the Offering Price will also be provided to underwriters. The Registration Statement of which this prospectus is a part also covers the Ordinary Shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 117.

We have granted the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 15.0% of the Ordinary shares on the same terms as the other shares being purchased by the underwriters from us.

The underwriter expects to deliver the Ordinary Shares to purchasers in the Offering on or about [●], 2018.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Maxim Group LLC	The Benchmark Company

The date of this prospectus is [●], 2018

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares in the Company.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

All references in this prospectus to “$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “RMB” mean Renminbi, unless otherwise noted. All references to “PRC” or “China” in this prospectus refer to the People’s Republic of China. All references to the “United States,” “U.S.” or “US” refer to the United States of America.

i

COMMONLY USED DEFINED TERMS

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, and its subsidiaries and affiliated companies.

●	“Powerbridge HK” refers to Powerbridge Technologies Co., Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Zhuhai Powerbridge Technology Co., Ltd., a PRC company.

●	“Powerbridge Beijing” refers to Beijing Powerbridge Technology Co., Ltd., a PRC company.

●	“AIC” refers to Administration for Industry and Commerce in China;

●	“Controlling Shareholders” refers to collectively Ban Lor and Stewart Lor;

●	“Shares” and “Ordinary Shares” refer to our ordinary shares, $0.001par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Macau, Taiwan and Hong Kong; and

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying Ordinary Shares in this Offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements. Unless otherwise stated, all references to “us,” “our,” “Powerbridge,” “we,” “the Company,” and similar designations refer to Powerbridge Technologies Co., Ltd, a Cayman Islands Company, and its consolidated subsidiaries. See Note 1 to our consolidated financial statements as of and for the fiscal years ended December 31, 2017 and 2016 included elsewhere in this prospectus.

Our Business

We are a provider of software application and technology solutions and services to corporate and government customers primarily located in China. We introduced global trade software applications when we launched our operations in 1997 with a vision to make global trade operations easier for our customers. Since our inception, we have continued to innovate by developing technologies that enable us to successfully deliver a series of solutions and services that address the evolving and changing needs of our corporate and government customers. Our mission is to make global trade easier by empowering all players in the ecosystem.

Our customers are corporate and government organizations engaged in global trade. Our corporate customers are import and export companies, manufacturers engaged in international trade, as well as logistics and other service providers. Our government customers include customs and other government agencies that oversee the flow of goods and services across borders, as well as government authorities and organizations that manage and operate free trade and bonded trade zones, ports and terminals, and other international trade facilities.

Global trade involves complicated and cumbersome processing, manual handling of voluminous documents, extended and complex cross-organization workflows as well as a great number of business and government players in the global trade ecosystem. We estimated that a typical process for an export shipment in China may involve 1 exporter, 8 government agencies and authorities and 12 various logistics and financial service providers with more than 60 persons engaged in 13 different work processes that generate more than 55 regulatory compliance and trade logistics documents as well as 150 information or message exchanges.

Our customers are facing increasing challenges as the world’s trade ecosystems continue to grow in size and complexity. Costs associated with global trade, such as logistics performance, border control and international connectivity remain high. Potential savings from more collaborative and efficient trade processes could reduce the costs of global trade significantly. The need for greater efficiency and cost savings are driving the transformative shift for participants in global trade to become more connected and collaborative.

Our comprehensive and robust solutions and services include Powerbridge System Solutions and Powerbridge SaaS Services with more than 15 solutions and services deployable on premise and in the cloud. Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

We provide Powerbridge System Solutions to our corporate and government customers engaged in global trade, including businesses and manufacturers across a broad range of industries, government agencies and regulatory authorities, as well as global trade logistics and other service providers. Powerbridge System Solutions consists of Trade Enterprise Solutions and Trade Compliance Solutions which have been in service for nearly twenty years and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers. We believe Powerbridge System Solutions provide the following core benefits to our customers:

●	Import and export businesses and manufacturers in diverse vertical industries use our Trade Enterprise Solutions to manage business operations, simplify trade processes, reduce document handling, minimize operational cost and increase overall efficiency and productivity.

●	Our Trade Compliance Solutions enable government agencies and regulatory authorities greater control and security, better use of resources, higher duty collection, less processing time and higher compliance efficiency in servicing global trade businesses and logistics service providers.

●	Our newly introduced Import & Export Loan and Insurance Processing is designed to facilitate and streamline global trade related loan and insurance processes, enabling businesses, financial and insurance service providers involved in global trade to reduce workflow complexity, processing time and operational cost while increase processing efficiency.

We began offering our Powerbridge SaaS Services (software-as-a-service) in 2016 and are continually developing and expanding our software-as-a-service applications (“SaaS”) services that provide our corporate and government customers with significant benefits, including better use of resources, lower cost of operations, easier document handling, less processing time as well as higher logistics and compliance connectivity and efficiency. Powerbridge SaaS Services include Logistics Service Cloud, Trade Zone Operations Cloud, Inward Processed Manufacturing Cloud, Cross-Border eCommerce Cloud and Import & Export Loan and Insurance Processing Service Cloud. We believe Powerbridge SaaS Services encompass the following core advantages:

●	Lower total cost of ownership. Unlike the traditional software model, our on-demand services enable our customers to have access anytime and anywhere without the upfront spending in software and hardware.

●	Rapid deployment and configuration. Our services are designed to be deployed and configured rapidly through our application programming interfaces.

●	Flexible and scalable. Our flexible and extensible architecture enables us to offer services that are scalable and adjustable to quickly address the different needs of our diverse group of customers.

●	Reliable and secure. Our multi-tenant and microservice technology architectures allow us to design our services to provide our customers with a high level of performance, reliability and security.

●	Intuitive and ease of use. Our services are designed be intuitive and easy to use with interfaces that are simple and user friendly. Our users are able to learn and begin using our services without specialized training.

We are currently designing and developing our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) that is intended for all players in the global trade ecosystem. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Services, which we expect to roll-out as pilot projects on a limited basis to selective customers in the first quarter of 2019, will include Compliance Blockchain Services, Logistics Blockchain Services, Supply Chain Blockchain Services, and Import & Export Loan and Insurance Processing Blockchain Services (See, “Our BaaS Services” in Our Business below).

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms include Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers.

We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 89.5% and 90.4% of total revenue in fiscal 2017 and 2016, respectively. Revenue from consulting and technical support services represented 6.6% and 5.2% of total revenue in fiscal 2017 and 2016, respectively. Revenue from subscription services represented 3.9% and 4.4% of total revenue in fiscal 2017 and 2016, respectively. For the six months ended June 30, 2018 and 2017, revenue from application development services represented 81.1% and 85.4% of total revenue, respectively, revenue from consulting and technical support services represented 14.8% and 6.9% of total revenue, respectively, and revenue from subscription services represented 4.1% and 7.7% of total revenue in 2018 and 2017, respectively.

For the fiscal years ending December 31, 2016 and 2017, our revenues were US$21.2 million and US$21.6 million, respectively. Our net profit grew from US$3.5 million in 2016 to US$4.0 million in 2017. For the six months ended June 30, 2017 and 2018, our revenues were US$6.6 million and US$7.9 million, respectively, and our net profit was US$1.5 million and US$1.3 million, respectively.

Our corporate and government customers include (i) international trade businesses and manufacturers, (ii) government agencies and regulatory authorities, and (iii) logistics and other various service providers. For the fiscal year ended December 31, 2016, we generated revenue from a total of 1,757 customers, of which 1,010 are international trade businesses and manufacturers, 55 are government agencies and authorities, and 692 are logistics and other service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers. For the six months ended June 30, 2018, we generated revenue from a total of 739 customers, of which 257 are international trade businesses and manufacturers, 67 are government agencies and authorities, and 415 are logistics and other service providers.

We generate a significant portion of our revenues  from a relatively small number of major customers. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2016, three government customers accounted for 16.0%, 12.2%, and 10.0% of our total revenues, respectively. For the six months ended June 30, 2018, one government customer accounted for 16.7% of our total revenues.

As of the date of this prospectus, we had a total of 231 full-time employees, of which 82 are in research and development, 37 are in sales and marketing, 89 are in technical and customer services, and 23 are in general and administration.

Our Opportunity

We believe the need for global trade software application and technology services will continue to grow, driven by the continuing growth in China’s global trade volume and the rapid advancement of the Belt & Road Initiative (“B&R”). The convergence of disruptive technologies and emergence of blockchain technology will accelerate the drive for organizations engaged in global trade to increasingly adapt at scale to new technologies as they mature and become more widely available.

We intend to address the subsets of three technology markets: the traditional enterprise software market in China which we have been servicing since our inception, the SaaS application market in China which we began servicing in 2016, and the blockchain applications market for which we are designing and developing a series of BaaS services to target both China and the international markets.

According to iResearch, an industry research and consulting firm in China, the traditional enterprise software market in China is expected to grow from US$4.4 billion (approximately RMB28.5 billion) in 2017 to US$5.2 billion (approximately RMB33.8 billion) in 2020 and the SaaS application market in China is expected to reach US$7.3 billion (approximately RMB47.3 billion) in 20202.

According to the market report entitled “Global Blockchain Market Size Analysis and Industry Opportunity 2018-2028” published in April 2018 by Bekryl Market Analysts, a capital market research and consulting service firm, the global blockchain market size is estimated at US$702.3 million in 2018 and will reach US$16.3 billion by 2025, registering a CAGR of 56.7% to create high revenue opportunity for industry players during 2018 to 20283.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Global Trade Software Application Pioneer. We introduced software applications for international trade companies when we launched our operations in 1997. Since our inception, we have continued to innovate by developing technologies that enable us to consistently and successfully deliver a series of solutions and services that address the evolving and changing needs of our customers.

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, government agencies and authorities, as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Service Portfolio. Our proven track-record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to service a wider range of customers.

[2]	http://report.iresearch.cn/report_pdf.aspx?id=3122

[3]	https://bekryl.com/industry-trends/blockchain-market-size-analysis

●	Mission-Critical System That is Difficult to Replace. Because our solutions and services address the mission-critical needs in global trade, our customers depend on our solutions and services for managing their regulatory compliance and trade logistics operations. Once deployed, our solutions and services become a mission-critical system that is often deeply entrenched into their core technology and operational infrastructures.

●	Extensive Experience for the Belt & Road. China’s B&R has catalyzed substantial development for improving regulatory compliance and trade logistics in China. We have been providing our solutions and services to help our customers achieve their objectives in this regard. We believe that our extensive experience will enable us to efficiently expand into international markets which we intend to target as B&R accelerates in these markets.

●	Strong Brand Recognition and Industry Resources. We have built a trusted brand with a long history and a proven track record of delivering value to our customers. We believe our brand, reputation and scale, as well as our extensive network of industry and government resources will enable us to achieve substantial growth as our corporate and government customers continue to grow and evolve.

●	Solid Foundation for Developing Blockchain Applications. Blockchain technology is promising for business but its adoption is challenging. It requires not only technology and product expertise but also the ability to integrate and bring all players to adapt and participate. We believe we are capable of utilizing blockchain technology for global trade by leveraging our strong domain knowledge, product expertise and industry resources.

●	Scalable Business Model with a Prudent Approach. Our solutions and services are highly adaptable, scalable and supported by our flexible technology infrastructures, enabling us to efficiently expand our customer base. In addition, we are taking a prudent approach by combining traditional technologies and disruptive technologies because we believe the adoption and transformative impact of new technologies will take considerable time and effort.

●	Experienced and Visionary Management Team. Our success is attributable to the deep industry expertise and proven track record of our experienced management. We were founded twenty years ago with a vision to make global trade operations easier for our customers, and since then, we have successfully demonstrated our abilities. We believe our management’s execution capability will be critical for us to support and sustain our expansion and growth.

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Increase Revenue with Existing Customers. We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue through leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services; and solving more problems for them by providing new solutions and services.

●	Accelerate Research and Development. We plan to use a portion of the proceeds from this Offering into our research and development to accelerate the development of disruptive technology-enabled global trade software applications and technology solutions and services. We believe our SaaS and BaaS services will enable us to capture significant market share in China and abroad in the foreseeable future.

●	Expand Our Solution and Service Offerings. Global trade involves complex and cumbersome processes in trade operations, trade logistics and regulatory compliance with many players in the global trade ecosystem. Each player is operating in different settings and with different objectives. Our solutions and services will focus on recognition of those different settings and objectives so that our customers can better connect and collaborate based on their needs in global trade.

●	Increase Market Penetration. We plan to increase our market penetration with a deeper market coverage and a broader geographical reach in China. In this aspect, we plan to continually strengthen our sales and marketing capabilities and build strategic partnerships with government and corporate organizations to further drive sales.

●	Expand into International Markets. China’s B&R has brought significant opportunities for Chinese organizations such as infrastructure builders and logistics services providers. We plan to expand into international markets by “piggybacking” on these organizations as they bring their products and services to the B&R countries. We believe this approach will mitigate risk, reduce cost and minimize time-to-market for entering new markets.

●	Strategic Acquisitions and Investments. We plan to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position.

Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	we may be unable to effectively manage our growth, which could place significant strain on our management personnel, systems and resources;

●	if we do not succeed in attracting new customers for our services and or growing revenues from existing customers, we may not achieve our revenue growth goals;

●	the growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology;

●	due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations;

●	we face intense competition from onshore and offshore software application and technology service providers, and, if we are unable to compete effectively, we may lose customers and our revenues may decline;

●	the market for our Powerbridge BaaS Services (blockchain-as-a-service) is new and unproven, which could result in limited customer adoption of our services, limited customer retention, or weaker customer expansion;

●	we may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income; and

●	as we plan to expand internationally, our business will become more susceptible to risks associated with international operations.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Ordinary Shares.

Corporate Information

Our principle executive offices are located at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China. Our telephone number is +86-756-339-5666. Our principle website address is www.powerbridge.com. The information on, or accessible through, any of our websites is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Ordinary Shares.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus. For more detail on our corporate history please refer to “Corporate History and Background” appearing on page 65 of this prospectus.

Controlled Company

Prior to the completion of this Offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under NASDAQ Marketplace Rules.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See – Risk Factor “As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”)

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People's Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People's Congress on October 26, 2018 and came into effect on the same day. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this prospectus, 100% of the equity interests of Powerbridge Zhuhai are entirely and indirectly held by our company through Powerbridge HK. Therefore, Powerbridge Zhuhai, a wholly foreign-owned enterprise (“WFOE”) of Powerbridge HK, should be regarded as a foreign-invested enterprise and comply with both the Company Law and other applicable foreign investment laws.

With respect to the establishment and operation of WFOEs, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue (2017 Version), as amended on June 28, 2017, which came into effect on August 28, 2017. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Catalogue and the Negative List, IT services, the main business that our PRC subsidiary presently conduct, are neither restricted nor prohibited.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands. More than 50% of our outstanding voting securities are held by U.S. residents and none of the following three circumstances applies: the majority of our executive officers or directors are U.S. citizens or residents; more than 50% of our assets are located in the United States; or our business is administered principally in the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is U.S. dollar and our functional currency is Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB[●] to USD1.00, the buying rate on [●], as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The Offering

Issuer:	Powerbridge Technologies, Co., Ltd.

Securities being Offered:	[●] Ordinary Shares, par value $0.001 per share

Over-Allotment:	We have granted to the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to [●] additional Ordinary Shares.

Price per Share:	The purchase price will be between $[●] and $[●].

Ordinary Shares Outstanding before the Offering	11,508,747

Ordinary Shares Outstanding following the consummation of the Offering:	[●]

Symbol:	We plan to apply to list our Ordinary Shares on the NASDAQ Capital Market under the symbol “PBTS”

Use of Proceeds	We estimate that we will receive net proceeds from this Offering of up to $[●] million, based on an assumed price to the public in this Offering of $[●], the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the overallotment. We currently intend to allocate the net proceeds as follows: 35% for research and development; 25% for sales and marketing; 20% reserved for strategic alliances and acquisitions and 20% for working capital and general corporate purpose. See “Use of Proceeds” for additional information.

Underwriters’ Warrants	Upon the closing of this Offering, we will issue to Maxim Group LLC and The Benchmark Company LLC, as representatives of the underwriters, warrants entitling the representatives to purchase 7.0% of the aggregate number of shares issued in this offering. The warrants shall be exercisable for a period of five years from the effective date of the Registration Statement of which this prospectus forms a part.

Risk Factors	Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares beginning on Page 11.

Lock-Up	We, our directors, executive officers and our existing shareholders holding 5% or more of the outstanding Ordinary Shares are expected to enter into a lock-up agreement with the underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of 180 days after this offering is completed. See “Shares Eligible for Future Sales” and “Underwriting.”

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Financial Data

The following summary consolidated statements of operations and cash flow data for the years ended December 31, 2017 and 2016 and six months ended June 30, 2018 and 2017 and the summary consolidated balance sheet data as of December 31, 2017 and 2016 and June 30, 2018 have been derived from our consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 and 2017:

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
Selected Consolidated Statement of Income and Comprehensive Income	2017	2016	2018	2017
REVENUES:			(Unaudited)	(Unaudited)
Application development services	$19,362,813	$19,133,676	$6,405,918	$5,669,835
Consulting and technical support services	1,418,110	1,095,457	1,166,130	456,248
Subscription services	847,631	945,668	322,278	513,464
Total revenues	21,628,554	21,174,801	7,894,326	6,639,547

COST AND EXPENSES:
Cost of revenues:
Cost of application development services	13,206,606	12,865,280	3,077,406	3,758,455
Cost of consulting and technical support services	236,154	361,294	385,525	91,287
Cost of subscription services	97,069	419,995	20,177	57,223
Total cost of revenues	13,539,829	13,646,569	3,483,108	3,906,965

GROSS PROFIT	8,088,725	7,528,232	4,411,218	2,732,582

Operating expenses:
Sales and marketing	1,614,237	1,516,126	824,036	508,820
General and administrative	1,462,901	1,324,485	1,278,663	515,721
Research and development	1,151,985	947,506	1,064,673	442,930
Total operating expenses	4,229,123	3,788,117	3,167,372	1,467,471

OPERATING INCOME FROM OPERATIONS	3,859,602	3,740,115	1,243,846	1,265,111

OTHER EXPENSE (INCOME)
Interest (income) expense	(20,740)	18,201	6,645	4,170
Other income	(540,149)	(272,812)	(201,103)	(353,056)
Other expense	7,414	4,362		1,178
Total other income, net	(553,475)	(250,249)	(194,458)	(347,708)

INCOME BEFORE INCOME TAXES	4,413,077	3,990,364	1,438,304	1,612,819

PROVISION FOR INCOME TAXES	434,882	536,387	109,528	128,062

NET INCOME	3,978,195	3,453,977	1,328,776	1,484,757

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	221,132	10,444	(139,019)	10,444
COMPREHENSIVE INCOME	4,199,327	3,464,421	1,189,757	1,495,201

	December 31,	December 31,	June 30,
Selected Consolidated Balance Sheet Data	2017	2016	2018
			(Unaudited)

Cash	$2,958,674	$4,299,734	$570,627
Total Current Assets	17,608,882	10,253,357	17,305,934
Total Assets	$21,784,791	$13,066,830	$22,072,856
Total Liabilities	16,573,299	12,054,665	15,671,607
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	5,218,420	1,012,165	6,476,720
Non-controlling interest	(6,928)	-	(75,471)
Total Equity	5,211,492	1,012,165	6,401,249
Total Liabilities and Equity	$21,784,791	$13,066,830	$22,072,856

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this Offering unless you can afford to lose your entire investment.

Risks Related to Our Business

The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

The market for our services is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depends significantly on our ability to anticipate developments in technologies, and develop and offer new services to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

If we do not succeed in attracting new customers for our services and or growing revenues from existing customers, we may not achieve our revenue growth goals.

We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Obtaining new customers is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing customers by identifying and selling additional services to them. Our ability to attract new customers, as well as our ability to grow revenues from existing customers, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new customers or to grow revenues from our existing customers, we may not be able to grow our revenues as quickly as we anticipate or at all.

We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have expanded our operations recently for the anticipated growth. The number of our total employees grew from 154 in fiscal 2016 to 168 in fiscal 2017. As of the date of this prospectus, we have 231 full-time employees. We maintain five branches, of which are located in China (Beijing, Changsha, Wuhan, Nanning, and Hangzhou) to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

●	recruiting, training, developing and retaining sufficient industry and technology talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in a greater number of locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving our service quality and process execution standards and maintaining high levels of customer satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We face risks associated with having an extended selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

We have an extended selling cycle for certain of our software applications and technology services, which requires significant investment of capital, human resources and time by both our customers and us. Before committing to use our services, potential customers require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our customers’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes. Implementing our services, particularly for our application development services also involves a significant commitment of resources over an extended period of time ranging from three months to three years from both our customers and us. Our customers may experience delays in obtaining internal approvals or delays associated with our services, thereby further delaying the implementation process. Our current and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

The software application and technology service industry is particularly sensitive to the economic environment, both in China and globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our customers operate. During an economic downturn, our customers may cancel, reduce or defer their technology spending or change their technology strategy, and reduce their purchases from us. The recent global economic slowdown, any future economic slowdown, and the resulting diminution in technology spending, could also lead to increased pricing pressure from our customers. The trade war between the U.S. and China which may lead to higher percentage of tariff to be placed on Chinese and American goods and services could also lead to a reduction of import and export volume for some of our customers resulting in reduced purchases of our services from these customers. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2017, two major customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2016, three major customers accounted for 16.0%, 12.2%, and 10.0% of our total revenues, respectively. For the six months ended June 30, 2018, one major customer accounted for 16.7% of our total revenues. For the six months ended June 30, 2017, two major customers accounted for 29.8% and 18.7% of our total revenues, respectively.

Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive technology services provider and we do not have long-term commitments from any of our customer to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a customers, and these factors are not predictable. These factors may include organization restructuring, pricing pressure, changes to its technology strategy, switching to another services provider or returning work in-house. The loss of any of our major customers could adversely affect our financial condition and results of operations.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The software application and technology service industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services, all of which could lead to reduced revenues and profitability.

A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A portion of our income is generated, and will continue to be generated, from fees we receive for our projects at a fixed price. Our projects often involve complex technologies, utilizing workforces with different skill sets and competencies, and must be completed within compressed timeframes and meet customer requirements that are subject to changes and increasingly stringent. In addition, some of our fixed-price projects are multi-year projects that require us to undertake significant projections and planning related to resource utilization and costs. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial condition could be adversely affected.

Our revenues and results of operations are affected by seasonal trends.

Our business is affected by seasonal trends. In particular, our revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their technology and software budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of June 30, 2018 and December 31, 2017 and 2016, our accounts receivable balance, net of allowance, amounted to approximately $15.1 million, $13.1 million and $5.1 million, respectively. As of June 30, 2018, two customers accounted for 18.1% and 11.2% of the Company’s accounts receivable, respectively. As of December 31, 2017, four customers accounted for 18.7%, 15.9%, 13.5%, and 10.8% of our accounts receivable, respectively. As of December 31, 2016, three customers accounted for 29.7%, 18.2% and 11.2% of our accounts receivables, respectively. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

We face a number of risks in our strategy to target larger organizations for sales of our services, and if we do not manage these efforts effectively, our business and results of operations could be adversely affected.

A portion of our sales and marketing efforts is focusing on larger corporate and government organizations. As a result, we face a number of risks with respect to this strategy. For example, we expect to incur higher costs and longer sales cycles for larger organizations, and we may be less effective at predicting when we will complete these sales. In our industry, the decision to invest in our services may require a great number of product evaluations and multiple approvals within a potential customer’s organization, which may require us to invest more time educating these potential customers. In addition, larger organizations may demand more features and professional services. As a result, these sales opportunities would likely lengthen our typical sales cycle and may require us to devote greater research and development, sales, support, and professional services resources to individual customers. This could strain our resources and result in increased costs. Moreover, larger customers may demand discounts in pricing, which could lower the amount of revenue we generate from any particular service we offer. If an expected transaction is delayed until a subsequent period, or if we are unable to close one or more expected significant transactions with larger customers or potential new customers in a particular period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected. Our investments in marketing and selling to large organizations may not be successful, which could harm our results of operations and our overall ability to grow our customer base.

Our business depends, in part, on services to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have an adverse effect on our business.

We derive a large portion of our revenue from our services to government organizations, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts, include:

●	changes in fiscal or contracting policies;

●	decreases in available government funding;

●	changes in government programs or applicable requirements;

●	the adoption of new laws or regulations or changes to existing laws or regulations; and

●	potential delays or changes in the government appropriations or other funding authorization processes.

The occurrence of any of the foregoing could cause governmental organizations to delay or refrain from purchasing our services in the future or otherwise have an adverse effect on our business, results of operations and financial condition.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers.

Our ability to retain existing customers and attract new customers depends on our ability to maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our services effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to hire and train sufficient support resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting to our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

Incorrect or improper implementation or use of our services could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our services are deployed in a wide variety of increasingly complex technology environments, including on premises, in the cloud or in hybrid environments. We believe our future success will depend on our ability to increase sales of our services for use in such deployments. We must often assist our customers in achieving successful implementations of our services, which we do through our professional consulting and technical support services. If our customers are unable to implement our services successfully, or unable to do so in a timely manner, customer perceptions of our services may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services or not to expand their use of our services. Our customers may need training in the proper use of and the variety of benefits that can be derived from our services to maximize their benefits. If our services are not effectively implemented or used correctly or as intended, or if we fail to adequately train customers on how to efficiently and effectively use our services, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

If our new enhancements to our services do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new enhancements of our services to incorporate additional features, improve functionality or other enhancements in order to meet our customers’ rapidly evolving demands. When we develop an enhancement to our services, we typically incur expenses and expend resources upfront to develop, market and promote the new enhancements. Therefore, when we develop and introduce new enhancements to our services, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. If our new enhancements to our services do not garner widespread market adoption and implementation, our growth prospects, future financial results and competitive position could suffer.

If we cause disruptions to our customers’ businesses or provide inadequate service, our customers may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If we make errors in the course of delivering services to our customers or fail to consistently meet service requirements of a customer, these errors or failures could disrupt the customer’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our customers’ businesses. We generally provide customer support after our customized application is delivered. Certain of our customer contracts require us to comply with security obligations including maintaining system security, ensuring our system is virus-free, maintaining business continuity procedures, and verifying the integrity of employees that work with our customers by conducting background checks. Any failure in a customer’s system or breach of security relating to the services we provide to the customer could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our systems could impede our ability to provide services to our customers, have a negative impact on our reputation, cause us to lose customers, reduce our revenues and harm our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business, results of operations, and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our SaaS services, at any time and within an acceptable amount of time. We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our SaaS services become more complex. If our services are unavailable or if our customers are unable to access features of our services within a reasonable amount of time or at all, our business would be negatively affected.

We currently provide our SaaS services via designated data centers and we intend to outsource our cloud infrastructure to commercial available cloud infrastructure as a service providers (“IaaS”), which can host our services. Our customers need to be able to access our services at any time, without interruption or degradation of performance. IaaS providers run their own platforms that we access, and we are, therefore, vulnerable to service interruptions. We expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of IaaS providers, is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, especially during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base and otherwise harm our business, results of operations, and financial condition.

The market for our BaaS (blockchain-as-a-service) services is new and unproven, which could result in limited customer adoption of our services, limited customer retention, or weaker customer expansion.

We plan to introduce our BaaS (blockchain-as-a-service) services as pilot projects on a limited basis to selective customers in the first quarter of 2019. While we believe that, over time, the concept of a BaaS services will become fundamental to an organization’s core operations involving global trade, the market for BaaS services is largely unproven and is subject to a number of risks and uncertainties.

The market for BaaS services is new and less mature than traditional on-premises software applications, and the adoption rate for BaaS services may be slower among customers with business practices requiring highly customizable application software. Our success with BaaS services will depend to a substantial extent on the widespread adoption of BaaS services in general, but we cannot be certain that the trend of adoption of BaaS services will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating traditional software into their businesses over time, and some may be reluctant or unwilling to migrate to BaaS. It is difficult to predict customer adoption rates and demand for our BaaS services, the future growth rate and size of the BaaS services market or the entry of competitive applications. The expansion of the BaaS services market depends on a number of factors, including the cost, performance and perceived value associated with BaaS. Our current cost for BaaS’s research and development is approximately $700,000 per annum. If BaaS services do not continue to achieve market acceptance, or there is a reduction in demand for BaaS services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and services or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

It is difficult to predict our future operating results.

Our ability to accurately forecast our future operating results is limited and subject to a number of uncertainties, including planning for and modeling future growth. We have encountered, and will continue to encounter, risks, and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change due to industry or market developments, or if we do not address these risks successfully, our operating results could differ materially from our expectations and our business could suffer.

If we have overestimated the size of our total addressable market, our future growth rate may be limited.

We have estimated the size of our total addressable market based on data published by third parties and internally generated data and assumptions. We have not independently verified any third-party information and cannot be assure of its accuracy or completeness. While we believe our market size estimates are reasonable, such information is inherently imprecise. In addition, our projections, assumptions and estimates of opportunities within our market are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this prospectus. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of our total addressable market included in this prospectus should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the sections titled “Industry Background” and “Business—Our Opportunity.”

We face intense competition from onshore and offshore software application and technology service providers, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software application and technology services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are domain knowledge and industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of technology infrastructure and price. In the software application and technology services market, customers tend to engage multiple service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that customers obtain services from other competing providers. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to customer needs. Therefore, we cannot assure you that we will be able to retain our customers while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. Since December 31, 2017, we have increased the size of our workforce by over 60 employees, and we expect to continue to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. All of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to generate new business may be negatively affected and our revenues could decline.

The software application and technology service industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. There is significant competition for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our customers. Increased competition for these personnel, in the software application and technology service industry or otherwise, could have an adverse effect on us. We have established certain programs to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on customer projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our customer contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of human resources as well as our ability to increase our productivity levels. We have expanded our operations in recent years through organic growth, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization. Although we try to use all commercially reasonable efforts to accurately estimate service and resource requirements from our customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are specially trained to work for specific customers or on specific projects and some of our sales are dedicated to specific customers or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals and project staffs appropriately and optimize our mix of services and delivery methods. If we experience a slowdown or stoppage of service for any customer or on any project for which we have dedicated professionals or project staffs, we may not be able to efficiently reallocate these professionals and project staffs to other customers and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

If we are not able to maintain a strong brand for our services and increase market awareness of our company and our services, then our business, results of operations and financial condition may be adversely affected.

We believe that we have a strong brand in our industry and the continuing success of our services will depend in part on our ability to develop and sustain a strong brand identity for our services and to increase the market awareness of our services and their capabilities. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to offer high quality services to our customers. Our brand promotion activities may not be successful or produce increased revenue. In addition, independent industry analysts may provide reviews of our services and of competing products and services, which may significantly influence the perception of our services in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or incremental revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued strategic alliances and intend to pursue strategic acquisition opportunities to increase our scale and geographic presence, expand our service offerings and capabilities and enhance our industry and technical expertise. However, it is possible that in the future we may not succeed in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Challenges we face in the potential acquisition and integration process include:

●	integrating operations, services and personnel in a timely and efficient manner;

●	unforeseen or undisclosed liabilities;

●	generating sufficient revenue and net income to offset acquisition costs;

●	potential loss of, or harm to, employee or customer relationships;

●	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

●	retaining key senior management and key sales and marketing and research and development personnel;

●	potential incompatibility of solutions, services and technology or corporate cultures;

●	consolidating and rationalizing corporate, information technology and administrative infrastructures;

●	integrating and documenting processes and controls;

●	entry into unfamiliar markets; and

●	increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of China.

Furthermore, many of our competitors are likely to be seeking to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the acquisition targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

Some of our technology incorporates “open source” software, which could negatively affect our ability to sell our services and subject us to possible litigation.

Some aspects of our technology platforms from which we develop our services, are built using open source software, and we intend to continue to use open source software in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S., China or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, results of operations and financial condition.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our customer contracts, we are required to keep such information strictly confidential. We use system and network security technologies and other methods to protect sensitive and confidential customer data. We also require our employees and subcontractors to enter into confidentiality agreements to limit access to and distribution of our customers’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customers’ confidential information. If our customers’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our customers may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Our patent applications may not issue as patents or may not issue as patents that provide meaningful protection against third parties. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We use third-party licensed software in or with our services, and the inability to maintain these licenses or errors in the software services we provide could result in increased costs or reduced service levels, which would adversely affect our business.

Our services incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Such third-party companies may discontinue their products, go out of business or otherwise cease to make support available for such third-party software. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our services depends upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our services, delay new feature introductions, result in a failure of our services and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In the event that we are not able to maintain our licenses to third-party software, or cannot obtain licenses to new software as needed to enhance our services, our business and results of operations may be adversely affected.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash and cash flow from operations would be sufficient to meet our anticipated cash needs for at least the next 12 months from the closing of this Offering. However, in order to capitalize on the growing needs of global trade software applications and technology services as a result of the growth in China’s global trade and rapid advancement of the B&R, we intend to expand to capture additional market shares. Thus, we may however, require additional cash resources for our research and development, sales and market and potential strategic alliances and acquisitions, including the proceeds of the Offering. If these cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services outsourcing companies;

●	conditions of the U.S. and other global markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	PRC government regulation of foreign investment in China;

●	economic, political and other conditions in China; and

●	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

In the event that we are in need of additional financing, such financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our solution and service offerings to respond to market demand or competitive challenges.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws in China and various other jurisdictions. From time to time, we leverage third party partners and intermediaries, including channel partners, to sell our services. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated organizations and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of services could damage our relationships with our customers and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our customers to terminate their contracts with us. We currently do not have insurance against business interruptions.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the Ordinary Shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiary and branches, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from this Offering into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

As we plan to expand internationally, our business will become more susceptible to risks associated with international operations.

Historically, we have generated all of our revenue from customers in PRC. We plan to expand our market coverage internationally, with a focus on B&R countries, including countries in Asia and Eastern Europe, Middle East, Africa and South America. Conducting international operations subjects us to risks that we have not generally faced in the PRC. These risks include:

●	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

●	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

●	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

●	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

●	new and different sources of competition;

●	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

●	management communication and integration problems resulting from cultural differences and geographic dispersion;

●	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

●	the uncertainty and limitation of protection for intellectual property rights in some countries;

●	increased financial accounting and reporting burdens and complexities;

●	lack of familiarity with locals laws, customs and practices, and laws and business practices favoring local competitors or partners; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

Any of these risks could adversely affect our business. For example, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In addition, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or applicable PRC laws and regulations. As we grow, we continue to implement compliance procedures designed to prevent violations of these laws and regulations. There can be no assurance that all of our employees, contractors, resellers, and agents will comply with the formal policies we will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, contractors, resellers, or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the import or export of our software and services, and could have a material adverse effect on our business and results of operations.

Further, our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, or in a timely manner, our business and results of operations will suffer.

Our international operations may subject us to potential adverse tax consequences.

We plan to expand our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different countries and jurisdictions may depend on the application of the tax laws of the various countries and jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the countries and jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Risks Relating to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (Revised) (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, the majority of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after [●]. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. We have never declared a dividend. There is no assurance that our board of directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Our business may be materially and adversely affected if our Chinese subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our Chinese subsidiary holds certain assets that are important to our business operations. If our Chinese subsidiary undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Prior to the completion of this Offering, our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Even if we raise the maximum offering amount, we may continue to be a “controlled company.” Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Currently, all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiary established in China. This subsidiary is generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

Currently, all of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

On February 3, 2015, the PRC State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7.For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, China’s State Administration of Foreign Exchange (“SAFE”) has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiaries of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

Our controlling shareholders Messrs. Ban Lor and Stewart Lor are not PRC resident, thus, they are not subject to SAFE Circular 37. We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we cannot guarantee that all or any of those shareholders will complete the 37 registration before the closing of this Offering. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this Offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from this public offering or any future offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this Offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this Offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiary to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiary are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiary may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Powerbridge is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Powerbridge, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. These M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the China’s Commerce Ministry (“MOC”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations when our company becomes an overseas listed company upon the completion of this Offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. Our failure in making contributions to various mandatory social security plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because there is lack of clarity with respect to the implementation and potential penalties and fines provided in the Labor Contract Law and tis implementing rules, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

If the chops of our PRC company and branches are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Associated with this Offering

There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our shares. We intend to list our Ordinary Shares on the NASDAQ Capital Market. If an active trading market for our Ordinary Shares does not develop after this Offering, the market price and liquidity of our Ordinary Shares will be materially and adversely affected. Negotiations with the underwriters will determine the Offering Price for our Ordinary Shares which may bear no relationship to their market price after the Offering. We cannot assure you that an active trading market for our Ordinary Shares will develop or that the market price of our Ordinary Shares will not decline below the Offering Price.

If we are unable to comply with certain conditions, our Ordinary Shares may not trade on the NASDAQ Capital Market.

We intend to apply to list our Ordinary Shares on the NASDAQ Capital Market. However, there is no guarantee that we will be successful in listing our Ordinary Shares on the NASDAQ Capital Market. In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the NASDAQ Capital Market are “covered securities.” If we were unable to obtain approval for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this Offering until we have met the final conditions.

If we are listed on the NASDAQ Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. Even if our Ordinary Shares are approved for listing on the NASDAQ Capital Market, there is no guarantee that they will continue to be listed on the NASDAQ Capital Market. If our Ordinary Shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our Ordinary Shares. In addition, if our Ordinary Shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our Ordinary Shares quoted on the OTC Markets or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The OTC Markets and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our Ordinary Shares are not so listed or are delisted at some later date, our Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Ordinary Shares might decline. If our Ordinary Shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Ordinary Shares would decline and that our shareholders would find it difficult to sell our Ordinary Shares.

If a limited number of participants in this Offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the Offering. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

The market price for our shares may be volatile.

The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of technology or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 11,508,747 shares is outstanding before the consummation of this Offering and [●] shares will be outstanding immediately after this Offering. All of the shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act and/or any lock-up agreements they are subject to.

Investors in this Offering will experience immediate and substantial dilution.

The Offering Price of our shares is expected to be substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the Offering and an Offering Price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, if you purchase shares in this Offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not finally determined the use of the proceeds from this Offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this Offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this Offering for expansion and upgrades of our production lines and warehouse facilities, establishment promotion of overseas sales, and working capital and general corporate purposes. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this Offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

We will incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to this Offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this Offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this Offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 for up to five fiscal years after the date of this Offering. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and the trading price of our Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to "opt out" of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

Based on the anticipated market price of our Ordinary Shares in this Offering and expected price of our Ordinary Shares following this Offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

DEFINED TERMS AND CONVENTIONS FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned branches;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Ordinary Shares of approximately up to $[●] million, based upon an assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming no exercise of the overallotment and after deducting estimated underwriting discounts and commissions and estimated offering expenses; our net proceeds will increase to $[●] if the overallotment is exercised in full.

Each $0.25 increase (decrease) in the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this Offering by approximately $[●], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and assuming no exercise of the overallotment and after deducting estimated underwriting discounts and commissions. If the overallotment is exercised in full, each $0.25 increase (decrease) in the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this Offering by approximately $[●], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds of this Offering as follows:

●	Approximately 35% for research and development;

●	Approximately 25% sales and marketing effort;

●	Approximately 20% reserved for strategic alliances and acquisitions

●	Approximately 20% for working capital and general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

In utilizing the proceeds of this Offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary and branches only through loans or capital contributions. None of the proceeds of this Offering can be loaned or contributed to our PRC subsidiary without additional government registration or approval. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiary and branches to fund its capital expenditures or working capital. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there are no statutory limits on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for its initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC subsidiary by us, (i) if the relevant PRC subsidiary determines to adopt the traditional foreign exchange administration mechanism, or the current foreign debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiary and there is, in effect, no statutory limits on the amount of loans that we can make to our PRC subsidiary under this circumstance since we can increase the registered capital of our PRC subsidiary by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiary determines to adopt the foreign exchange administration mechanism as provided in the Notice of the People's Bank of China (“PBOC”) on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary.

According to the relevant PRC laws and regulations, in terms of capital contributions, it typically takes about eight weeks to complete the relevant filings and registrations. In terms of loans, the SAFE registration process typically takes about four weeks to complete, provided that all the necessary procedures could be successfully consummated by the relevant PRC subsidiary, as case may be, and/or our company. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiary, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this Offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business”, and “Risk Factors—Risks Related to Doing Business in China—However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.” It is likely that we will need to convert some of our net proceeds in U.S. dollars into Renminbi in order to use as proceeds as contemplated in this section. For details of PRC regulations governing foreign currency conversion, see “Government Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Pending remitting the Offering proceeds to the PRC, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Powerbridge HK.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Powerbridge HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve funds until the accumulative amount of such funds reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of such entity. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Powerbridge HK may be considered a non-resident enterprise for tax purposes, so that any dividends Powerbridge Zhuhai pay to Powerbridge HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise. However, pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) the Hong Kong enterprise must have directly owned no less than 25% equity interests in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Powerbridge HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Powerbridge HK intends to apply for the tax resident certificate when Powerbridge Zhuhai plans to declare and pay dividends to Powerbridge HK.

EXCHANGE RATE INFORMATION

Our business is conducted in China and all of our revenues are denominated in RMB. Capital accounts of our financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. Assets and liabilities are translated at the exchange rates as of the balance sheet date.

Balance sheet items, except for equity accounts	June 30, 2018	December 31, 2017	December 31, 2016
USD:RMB	6.6198	6.5074	6.9448

Items in the statements of operations and comprehensive loss, and statements cash flows are translated at the average exchange rate of the period.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus.

The following selected consolidated financial and operating data for the fiscal years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 and 2017, and the consolidated balance sheet data as of December 31, 2017 and 2016 and June 30, 2018, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 and 2017.

Selected Consolidated Statement of Income and Comprehensive Income	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2017	2016	2018	2017
			(Unaudited)	(Unaudited)

Revenues	21,628,554	21,174,801	7,894,326	6,639,547
Less: Cost of revenues	13,539,829	13,646,569	3,483,108	3,906,965
Gross profit	8,088,725	7,528,232	4,411,218	2,732,582

Operating expenses:
Sales and marketing	1,614,237	1,516,126	824,036	508,820
General and administrative	1,462,901	1,324,485	1,278,663	515,721
Research and development	1,151,985	947,506	1,064,673	442,930
Total operating expenses	4,229,123	3,788,117	3,167,372	1,467,471

Income from operations	3,859,602	3,740,115	1,243,846	1,265,111
Total other income, net	(553,475)	(250,249)	(194,458)	(347,708)

INCOME BEFORE INCOME TAXES	4,413,077	3,990,364	1,438,304	1,612,819

PROVISION FOR INCOME TAXES	434,882	536,387	109,528	128,062

NET INCOME	3,978,195	3,453,977	1,328,776	1,484,757

Less: loss attributable to non-controlling interests	(6,671)	-	(71,375)
NET INCOME ATTRIBUTABLE TO POWERBRIDGE	3,984,866	3,453,977	1,400,151	1,484,757

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	221,132	10,444	(139,019)	10,444
COMPREHENSIVE INCOME	4,199,327	3,464,421	1,189,757	1,495,201
Less: Comprehensive loss attributable to non-controlling interest	(6,928)	-	(68,543)	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO POWERBRIDGE	$4,206,255	$3,464,421	1,258,300	1,495,201

Selected Consolidated Balance Sheet Data	December 31,	December 31,	June 30,
	2017	2016	2018
			(Unaudited)

Cash	$2,958,674	$4,299,734	$570,627
Total Current Assets	17,608,882	10,253,357	17,305,934
Total Assets	$21,784,791	$13,066,830	$22,072,856
Total Liabilities	16,573,299	12,054,665	15,671,607
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	5,218,420	1,012,165	6,476,720
Non-controlling interest	(6,928)	-	(75,471)
Total Equity	5,211,492	1,012,165	6,401,249
Total Liabilities and Equity	$21,784,791	$13,066,830	$22,072,856

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2018:

●	On an actual basis; and

●	On a pro forma basis to give effect to the sale of up to [●] Ordinary Shares by us in this Offering at the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses and assuming that the underwriters do not exercise their over-allotment option.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.” You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

As of June 30, 2018

	As Reported	Pro Forma Adjusted for the Offering

Ordinary Shares	$11,509	$	[●]
Share subscription receivable	$(11,509)		[●]
Additional Paid-In Capital	$5,519,507	$	[●]
Retained earnings	$659,863	$	[●]
Accumulated Other Comprehensive Income	$297,350	$	[●]
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	$6,476,720	$	[●]
Non-controlling interest	$(75,471)	$	[●]
Total	$6,401,249	$	[●]

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the Offering Price per Ordinary Shares and the pro forma net tangible book value per Ordinary Shares after the offering. Our pro forma net tangible book value as of [●] was $[●], or $[●] per share. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our share stock outstanding.

Dilution results from the fact that the per Ordinary Shares Offering Price is substantially in excess of the book value per Ordinary Shares attributable to the existing shareholders for our presently outstanding Ordinary Shares. After giving effect to our issuance and sale of [●] shares in this Offering at an assumed Offering Price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, assuming no exercise of overallotment and after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of [●] would have been $[●], or $[●] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[●] per share. The Offering Price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $[●] per share. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

	Offering(1)		Full Overallotment Post-offering
Assumed Offering Price per Ordinary Shares	$	[●]
Net tangible book value per Ordinary Shares as of [●]	$	[●]
Increase per Ordinary Shares attributable to this Offering	$	[●]
Pro forma net tangible book value per Ordinary Shares after the offering	$	[●]
Dilution per Ordinary Shares to new investors	$	[●]

A $1.00 increase (decrease) in the assumed Offering Price of $[●] per share would increase (decrease) the pro forma net tangible book value by $[●], the pro forma net tangible book value per share after this Offering by $[●] per share and the dilution in pro forma net tangible book value per share to investors in this Offering by $[●] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

(1)	Assumes that the underwriters’ over-allotment option has not been exercised.

POST-OFFERING OWNERSHIP

The following charts illustrate our pro forma proportionate ownership, upon completion of this Offering by present shareholders and investors in this Offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this Offering at the assumed Offering Price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Amount (#)	Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing shareholders	[●]	[●]	%	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	[●]	[●]	%	$	[●]
Total	[●]	100.0%		[●]	100.0%		$	[●]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

Mr. Ban Lor, our Chairman of the Board, President, and CEO, together with his brother, Mr. Stewart Lor, our CFO are the Controlling Shareholders of the Company holding 92.13% of the outstanding shares prior to the Offering.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 89.5% and 90.4% of total revenue in fiscal 2017 and 2016, respectively. For the six months ended June 30, 2018, our revenue from application development service represented 81.1% and 85.4% of total revenue, respectively. We also generate revenue from consulting and technical support services, which represent 6.6% and 5.2% of our revenue in fiscal 2017 and 2016, respectively. For the six months ended June 30, 2018 and 2017, our revenue from consulting and technical support service represented 14.8% and 6.9% of total revenue, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS. For the years ended December 31, 2017 and 2016, our revenues were approximately $21.6 million and $21.2 million, respectively. For the six months ended June 30, 2018 and 2017, our revenue from subscription service represented 4.1% and 7.7% of total revenue, respectively. In fiscal 2017 and 2016, we had a net income of $4.0 million and $3.5 million, respectively. For the six months ended June 30, 2018 and 2017, our total revenues were approximately $7.9 million and $6.6 million, respectively. For the six months ended June 30, 2018 and 2017, we had a net income of $1.3 million and $1.5 million, respectively.

Reorganization

For the purpose of this Offering and listing on the NASDAQ Capital market, a reorganization of our legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiary, Powerbridge HK, a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, we issued 11,508,747 Ordinary Shares to the former shareholders of Powerbridge Zhuhai.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company. The Controlling Shareholders owned 84.9% of equity interest of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 in Zhuhai, Guangdong province under the laws of PRC. Powerbridge Beijing, a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders of Powerbridge Zhuhai transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge. After the reorganization, we own 100% equity interest of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge as in Powerbridge Zhuhai prior to the reorganization.

Since our businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Reverse Split

Our original authorized number of Ordinary Shares was 500,000,000 shares with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, our board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 10-1. After the Reverse Split, our authorized number of Ordinary Shares became 50,000,000 shares with par value of $0.001 per share.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results.

We introduced our SaaS services in 2016. We intend to expand the scope of our offerings to service existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing global trade software application and technology services requires highly skilled professionals with specialized domain knowledge and technology expertise in order to develop and perform the services offered to our customers. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Results of Operations

For the years ended December 31, 2017 and 2016.

The following table summarizes the results of our operations for the years ended December 31, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2017	2016	Change	% Change

REVENUE:
Application development services	$19,362,813	$19,133,676	$229,137	1.2%
Consulting and technical support services	1,418,110	1,095,457	322,653	29.5%
Subscription services	847,631	945,668	(98,037)	(10.4)%
Total revenue	21,628,554	21,174,801	453,753	2.1%

COST OF REVENUE:
Application development services	13,206,606	12,865,280	341,326	2.7%
Consulting and technical support services	236,154	361,294	(125,140)	(34.6)%
Subscription services	97,069	419,995	(322,926)	(76.9)%
Total cost of revenue	13,539,829	13,646,569	(106,740)	(0.8)%

GROSS PROFIT	8,088,725	7,528,232	560,493	7.4%

OPERATING EXPENSES:
Selling and marketing	1,614,237	1,516,126	98,111	6.5%
General and administrative	1,462,901	1,324,485	138,416	10.5%
Research and development	1,151,985	947,506	204,479	21.6%
Total operating expenses	4,229,123	3,788,117	441,006	11.6%
OPERATING INCOME FROM OPERATIONS	3,859,602	3,740,115	119,487	3.2%

OTHER INCOME	553,475	250,249	303,226	121.2%

INCOME BEFORE INCOME TAXES	4,413,077	3,990,364	422,713	10.6%

PROVISION FOR INCOME TAXES	434,882	536,387	(101,505)	(18.9)%

NET INCOME	$3,978,195	$3,453,977	$524,218	15.2%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services. Please refer to the Revenue portion of the table above for the dollar and percentage increase or (decrease) of our revenues by our service lines ended December 31, 2017 and 2016, respectively.

For the year ended December 31, 2017, our total revenue was approximately $21.6 million as compared to $21.2 million for the year ended December 31, 2016. Total revenue increased by approximately $0.5 million, or 2.1%. The overall increase in total revenue was primarily attributable to $0.3 million increase in revenue from consulting and technical support services and $0.2 million increase in revenue from customized application development services, but offset by 10.4% decrease in subscription revenue.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as the service is performed using the percentage of completion method of accounting.

For the year ended December 31, 2017, our application development service revenue was approximately $19.4 million as compared to $19.1 million for the year ended December 31, 2016. The increase in application development service revenue was approximately $0.2 million or 1.2%, which was primarily because of the stable demand from our corporate and government customers.

Revenue from consulting and Technical Support Services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Revenue is recognized on a straight-line basis as earned over the terms of the respective contracts, which is typically 12 to 24 months.

For the year ended December 31, 2017, our consulting and technical support service revenue was approximately $1.4 million as compared to $1.1 million for the year ended December 31, 2016, representing an increase of $0.3 million or 29.5%, which was due to the increased number of consulting and technical support service contracts from 390 service contracts in fiscal 2016 to 475 service contract in fiscal 2017. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s SaaS applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses by the customers. Revenue from subscription services is recognized in the period in which they are earned.

For the year ended December 31, 2017, our subscription service revenue was approximately $0.8 million as compared to $0.9 million for the year ended December 31, 2016. The decrease in subscription revenue was approximately $0.1 million, or 10%. We introduced our SaaS services in fiscal 2016 and focus on improving the functionality our SaaS applications in fiscal 2017 with limited marketing efforts, which resulted in lower revenue in fiscal 2017. As we continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost and travel expenses related to revenue contracts. Please refer to the Cost of Revenue portion of the table above for the dollar and percentage increase or (decrease) of our cost of revenues ended December 31, 2017 and 2016, respectively.

Our cost of revenues decreased by $0.1 million or 0.8% to approximately $13.5 million in fiscal 2017 from approximately $13.6 million in fiscal 2016, which was mainly attributable to a decrease of $0.1 million in cost of revenue from consulting and technical support services and a decrease of $0.3 million cost of revenue from subscription services, offset by an increase of $0.3 million cost of revenue from application development services.

Our cost of revenue from application development services was approximately $13.2 million in fiscal 2017 as compared to $12.9 million in fiscal 2016, primarily as a result of more headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business.

Our cost of revenue from consulting and technical support services was approximately $0.2 million in fiscal 2017, representing a decrease of $0.1 million from $0.4 million in fiscal 2016. The decrease was primarily due to improved operational efficiency and less material cost incurred for the consulting and technical support contracts.

Our cost of revenue from subscription services was approximately $0.1 million in fiscal 2017, representing a decrease of $0.3 million from $0.4 million in fiscal 2016. We outsourced certain workload of our services to a third party provider in fiscal year 2016, while we fully utilized our own staff instead of outsourcing in providing our services in fiscal 2017, which resulted in less subcontract cost incurred.

Gross profit

	For the Years Ended
	December 31,
	2017		2016
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$6,156,207	31.8%	$6,268,396	32.8%
Consulting and technical support services	1,181,956	83.3%	734,163	67.0%
Subscription services	750,562	88.5%	525,673	55.6%
Total gross profits	$8,088,725	37.4%	$7,528,232	35.6%

Our gross profits increased by $0.6 million or 7.4% from $7.5 million in 2016 to $8.1 million in fiscal 2017. Gross margin as a percent of overall revenue for fiscal 2017 and 2016 was 37.4% and 35.6%, respectively. The increase in gross margin was primarily attributable to the improved development efficiency and less outsourced subcontract cost in providing our consulting and technical support services and SaaS services.

Operating Expenses

	For the Years Ended
	December 31,
	2017	2016	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$1,614,237	$1,516,126	$98,111	6.5%
General and administrative	1,462,901	1,324,485	138,416	10.5%
Research and development	1,151,985	947,506	204,479	21.6%
Total operating expenses	$4,229,123	$3,788,117	$441,006	11.6%

Our operating expenses consist of selling and marketing, general and administrative, and research and development (“R&D”) expenses. Operating expenses increased by approximately $0.4 million, or 11.6%, from approximately $3.8 million for the year ended December 31, 2016 to $4.2 million for the year ended December 31, 2017. The increase in our operating expenses was primarily due to $0.2 million increase in R&D expense and $0.1 million increase in general and administrative expense.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Sales and marketing expenses increased by $0.1 million or 6.5% from $1.5 million in fiscal 2016 to $1.6 million in fiscal 2017. The increase was primarily attributable to our expansion of the pre-sales and marketing teams to support our operations.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $0.1 million or 10.5% from approximately $1.3 million in fiscal 2016 to approximately $1.5 million in fiscal 2017, substantially all of which is attributable to the increasing headcount and related staff costs. As a percentage of revenues, general and administrative expenses were 6.8% and 6.3% of our total revenue in fiscal 2017 and 2016, respectively.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $0.2 million from $0.9 million in fiscal 2016 to $1.2 million in fiscal 2017, representing 5.3% and 4.5% of our total revenues for fiscal 2017 and 2016, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Other Income (Expense)

Other income (expense) primarily consists of government subsidy income, interest income net of interest expense and other expenses. Our net other income was approximately $0.6 million in fiscal 2017, an increase of approximately $0.3 million, or approximately 121.2%, as compared to approximately $0.3 million in fiscal 2016, which was primarily due to $0.3 million increase in value added tax exemption income and government subsidy income received during fiscal 2017.

Provision for Income Taxes

Our provision for income tax was approximately $0.4 million in fiscal 2017, decreased by $0.1 million comparing to approximately $0.5 million in fiscal 2016. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, we obtained the “high-tech enterprise” tax status in 2015, which reduced its statutory income tax rate to 15%. In fiscal 2017, we obtained the PRC Software Association’s “Key Software Enterprise” status and further reduced our income tax rate to 10% in fiscal 2017, which resulted in lower provision for income taxes in fiscal 2017.

Net Income

As a result of the foregoing, net income increased by approximately $0.5 million, or 15.2%, to approximately $4.0 million for fiscal 2017, from approximately $3.5 million for fiscal 2016.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of approximately $0.2 million and $10,000 for the years ended December 31, 2017 and 2016, respectively. The balance sheet amounts with the exception of equity as of December 31, 2017 were translated at RMB6.5074 to USD1.00 as compared to RMB6.9448 to USD1.00 as of December 31, 2016. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2017 and 2016 were RMB6.7578 to USD1.00 and RMB6.6441 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the six months ended June 30, 2018 and 2017

The following table summarizes the results of our operations for the six months ended June 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended
	June 30,
	2018	2017
	(Unaudited)	(Unaudited)	Change	% Change

NET REVENUE:
Application development services	$6,405,918	$5,669,835	736,083	13.0%
Consulting and technical support services	1,166,130	456,248	709,882	155.6%
Subscription services	322,278	513,464	(191,186)	(37.2)%
Total net revenue	7,894,326	6,639,547	1,254,779	18.9%

COST AND EXPENSES:
Cost of revenue:
Application development services	3,077,406	3,758,455	(681,049)	(18.1)%
Consulting and technical support services	385,525	91,287	294,238	322.3%
Subscription services	20,177	57,223	(37,046)	(64.7)%
TOTAL COST OF REVENUES	3,483,108	3,906,965	(423,857)	(10.8)%

GROSS PROFIT	4,411,218	2,732,582	1,678,636	61.4%

OPERATING EXPENSES:
Sales and marketing	824,036	508,820	315,216	62.0%
General and administrative	1,278,663	515,721	762,942	147.9%
Research and development	1,064,673	442,930	621,743	140.4%
Total costs and expenses	3,167,372	1,467,471	1,699,901	115.8%

OPERATING INCOME FROM OPERATIONS	1,243,846	1,265,111	(21,265)	(1.7)%

OTHER INCOME	194,458	347,708	(153,250)	(44.1)%

INCOME BEFORE INCOME TAXES	1,438,304	1,612,819	(174,515)	(10.8)%
PROVISION FOR INCOME TAXES	109,528	128,062	18,534	(14.5)%

NET INCOME	$1,328,776	$1,484,757	(155,981)	(10.5)%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services. Please refer to the Revenue portion of the table above for the dollar and percentage increase or (decrease) of our revenues by our service lines ended June 30, 2018, respectively.

For the six months ended June 30, 2018, our total revenue was approximately $7.9 million as compared to $6.6 million for the six months ended June 30, 2017. Total revenue increased by approximately $1.3 million, or 18.9%. The overall increase in total revenue was primarily attributable to $0.7 million increase in revenue from consulting and technical support services and $0.7 million increase in revenue from customized application development services, but offset by 37.2% decrease in subscription revenue.

Revenue from application development services

For the six months ended June 30, 2018, our application development service revenue was approximately $6.4 million as compared to $5.7 million for the six months ended June 30, 2017. The increase in application development service revenue was approximately $0.7 million or 13.0%, which was primarily because of the stable demand from our corporate and government customers.

Revenue from consulting and technical Support Services

For the six months ended June 30, 2018, our consulting and technical support service revenue was approximately $1.2 million as compared to $0.5 million for the six months ended June 30, 2017, representing an increase of $0.7 million or 155.6%, which was primarily because we signed four major large new contracts in 2018. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

Revenue from subscription services

For the six months ended June 30, 2018, our subscription service revenue was approximately $0.3 million as compared to $0.5 million for the six months ended June 30, 2017. The decrease in subscription revenue was approximately $0.2 million. We focused more on expanding our application development services business and improving the functionality our SaaS applications in the first six months in fiscal 2018 with limited marketing efforts, which resulted in lower revenue in fiscal 2018. As we continue to expand the scope of our services, enhance the feature and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Cost of Revenues

Our cost of revenues decreased by $0.4 million or 10.8% to approximately $3.5 million for the six months ended June 30, 2018 from approximately $3.9 million for the six months ended June 30, 2017, which was mainly attributable to a decrease of $0.7 million in cost of revenue from application development services and a decrease of approximately $37,000 cost of revenue from subscription services, offset by an increase of $0.3 million cost of revenue from consulting and technical support services.

Our cost of revenue from application development services was approximately $3.1 million for the six months ended June 30, 2018 as compared to $3.8 million for the six months ended June 30, 2017, primarily due to more material costs incurred for certain contracts in the first half of fiscal 2017, which resulted into higher cost of revenue in providing application development service during the first half of fiscal 2017.

Our cost of revenue from consulting and technical support services was approximately $0.4 million for the six months ended June 30, 2018, representing an increase of $0.3 million from $0.1 million for the six months ended June 30, 2017. The higher cost of revenue from consulting and technical support service was consistent with the increase in the related revenue of $0.7 million during the first half of fiscal 2018. We also incurred additional third party service charges in the first half of fiscal 2018 to support the growth of our consulting and technical support service.

Our cost of revenue from subscription services was approximately $20,000 for the six months ended June 30, 2018, representing a decrease of $37,000 from approximately $57,000 for the six months ended June 30, 2017. In the first six months of 2017, We outsourced a small portion of our workload of our services to a third party provider, while we fully utilized our own staff instead of outsourcing in providing our services in the same period of 2018, which resulted in less subcontract cost incurred.

Gross profit

	For the Six Months Ended June 30,
	2018		2017
	(Unaudited)		(Unaudited)
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$3,328,512	52.0%	$1,911,380	33.7%
Consulting and technical support services	780,605	66.9%	364,961	80.0%
Subscription services	302,101	93.7%	456,241	88.9%
Total gross profits	$4,411,218	55.9%	$2,732,582	41.2%

Our gross profits increased by $1.7 million or 61.4% from $2.7 million for the six months ended June 30, 2017 to $4.4 million for the six months ended June 30, 2018. Gross margin as a percent of overall revenue for the six months ended June 30, 2018 and 2017 was 55.9% and 41.2%, respectively.

Our gross margin in application development service increased from 33.7% in the six months ended June 30, 2017 to 52% in the same period of fiscal 2018 primarily due to less material component required in the customer’s contracts, which significantly reduced our cost. Our gross margin for the consulting and technical support services decreased from 80.0% in the six months ended June 30, 2017 to 66.9% in the same period of fiscal 2018 because the Company incurred additional third party service charges to support the growth of revenue . Our gross margin from subscription service improved from 88.9% in the six months ended June 30, 2017 to 93.7% in the first half of fiscal 2018 due to the improved development efficiency and less outsourced subcontract cost in providing our SaaS services.

Operating Expenses

	For the Six Months Ended June 30, 2018	2017
	(Unaudited)	(Unaudited)	Change	% Change
OPERATING EXPENSES:
Sales and marketing	$824,036	$508,820	$315,216	62.0%
General and administrative	1,278,663	515,721	762,942	147.9%
Research and development	1,064,673	442,930	621,743	140.4%
Total costs and expenses	$3,167,372	$1,467,471	$1,699,901	115.8%

Operating expenses increased by approximately $1.7 million, or 115.8%, from approximately $1.5 million for the six months ended June 30, 2017 to $3.2 million for the six months ended June 30, 2018. The increase in our operating expenses was primarily due to $0.6 million increase in research and development expense, $0.8 million increase in general and administrative expense and $0.3 million in sales and marketing expense.

Sales and marketing expenses increased by $0.3 million or 62.0% from $0.5 million for the six months ended June 30, 2017 to $0.8 million for the six months ended June 30, 2018. The increase was primarily attributable to our expansion of the pre-sales and marketing teams to support our operations in the first half of fiscal 2018.

General and administrative expenses increased by $0.8 million or 147.9% from approximately $0.5 million for the six months ended June 30, to approximately $1.3 million for the six months ended June 30, 2018, the increase was primarily due to higher compensation cost to newly hired senior officers and increased headcount and more the professional and consulting fees incurred to preparation of going public during the first half of fiscal 2018. As a percentage of revenues, general and administrative expenses were 16.2% and 7.8% of our total revenue for the six months ended June 30, 2018 and 2017, respectively.

Our R&D expenses increased by $0.6 million from $0.4 million for the six months ended June 30, 2017 to $1.0 million for the six months ended June 30, 2018, representing 13.5% and 6.7% of our total revenues for the six months ended June 30, 2018 and 2017, respectively. During the first half of fiscal 2018, the size of our R&D team was more than doubled comparing to the same period of last year. We initiated more SaaS and BaaS related research and development projects in fiscal 2018 and we expect to continue to invest in research and development. We believe that our ability to effectively utilize our research and development capabilities significantly affect our results of operations in the future.

Other Income (Expense)

Our net other income was approximately $0.2 million for the six months ended June 30, 2018, a decrease of approximately $0.2 million, or approximately 44.1%, as compared to approximately $0.3 million for the six months ended June 30, 2017, which was primarily due to $0.1 million decrease in value added tax exemption income and government subsidy income received for the six months ended June 30, 2018.

Provision for Income Taxes

Our provision for income tax was approximately $0.1 million for the six months ended June 30, 2018, decreased by 14.5% from the same period of last year. The decrease in provision for income taxes was due to the lower income before income taxes for the first half of fiscal 2018.

Net Income

As a result of the foregoing, net income decreased by approximately $0.2 million, or 10.5%, to approximately $1.3 million for the six months ended June 30, 2018, from approximately $1.5 million for the six months ended June 30, 2017. The lower net income was primarily due to significantly increased general administrative expense and R&D expense as explained above  .

Other comprehensive income

Foreign currency translation adjustments amounted to a loss of approximately $0.1 million and a gain of $46,403 for the six months ended June 30, 2018 and 2017, respectively. The balance sheet amounts with the exception of equity as of June 30, 2018 were translated at RMB6.6198 to USD1.00 as compared to RMB6.7774 to USD1.00 as of June 30, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2018 and 2017 were RMB6.3681 to USD1.00 and RMB6.8752 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2018, cash of approximately $0.6 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company's ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2018, we had cash of approximately $0.6 million. Our current assets were approximately $17.3 million, and our current liabilities were approximately $15.7 million. As of December 31, 2017, we had cash of approximately $3.0 million. Our current assets were approximately $17.6 million, and our current liabilities were approximately $16.6 million. For years ended December 31, 2017 and 2016, our operating cash flow was positive. Our operation cash flow was negative for the six months ended June 30, 2018 and 2017, because most of our collections are completed in the second half of the year. As a general practice, our government customers usually approve and settle the outstanding balance during the second half of each calendar year due to municipal administration on budget and payment practices. To support our working capital, on October 8, 2018, our subsidiary Powerbridge Zhuhai entered into a loan agreement with China Bank of Communication to obtain a loan of $302,124 for a term of one year and at a fixed annual interest rate of 5.4%.  We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 and 2017.

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2017*	2016*	2018	2017
			(Unaudited)	(Unaudited)

Net cash provided (used) by operating activities	$1,332,254	$5,130,647	$(1,911,110)	$(1,600,469)
Net cash (used) provided by in investing activities	(2,221,182)	(1,413,839)	81,209	(836,591)
Net cash used in financing activities	(530,129)	(735,310)	(600,305)	(354,901)
Effect of exchange rate change on cash	175,873	(229,889)	40,497	65,859
Net increase (decrease) in cash	$(1,243,184)	$2,751,609	$(2,389,709)	$(2,726,102)

* On January 1, 2018, the Company adopted ASU 2016-18, Statement of Cash Flow on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2016.

Operating Activities

Net cash provided by operating activities was approximately $1.2 million for the year ended December 31, 2017, as compared to approximately $5.2 million for the same period in 2016. Cash provided by operating activities for the year ended December 31, 2017 mainly consisted of approximately $4.0 million of net income, the collection of approximately $0.3 million of prepayments, deposits and other assets, the increase of approximately $4.0 million of accounts payable, $0.4 million of tax payable, and $0.3 million of deferred revenue offset by the increase of approximately $7.3 million in accounts receivable due to increase of revenue, and decrease of approximately $0.8 million of advanced payments from customers.

Net Cash provided by operating activities for the year ended December 31, 2016 mainly consisted of an approximately of $3.5 million of net income, the collection of approximately $0.2 million of prepayments, deposits and other assets, the increase of approximately $4.1 million of accounts payable, $0.7 million of tax payable offset by the increase of approximately of $3.1 million of accounts receivable and the decrease of approximately $0.2 million of customer deposits.

Net cash used in operating activities for the six months ended June 30, 2018 mainly consisted of an approximately $1.3 million of net income, an increase of approximately $2.4 million in accounts receivables due to increase of revenue, an increase of approximately $1.1 million of prepayments, deposits and other assets, the payments of approximately $0.3 million in salaries and benefits payable, the payments of approximately $0.4 million in taxes payable, offset by an increase of approximately $0.9 million in accounts payable.

Net cash used by operating activities for the six months ended June 30, 2017 mainly consisted of approximately $1.5 million of net income, an increase of $2.8 million in accounts receivable, an increase of approximately $0.9 million of prepayments, deposits and other assets, the payments of approximately $0.9 million in salaries and benefits payable, offset by an increase of approximately $0.8 million in accounts payable, and an increase of approximately of $ 0.5 million in customer deposits.

Our accounts payable balance significantly increased from approximately $7.4 million as of December 31, 2016 to $12.1 million as of December 31, 2017 and further increased to $12.7 million as of June 30, 2018. The increase in accounts payable was mainly due to increase purchase from our suppliers and subcontractors for the ongoing projects with our customers. 69.3%, 67.8% and 58.6% of our accounts payable balances with suppliers are due when the Company received customer payment on the projects as of June 30, 2018, December 31, 2017 and 2016, respectively. Based on the long term relationship, we might be able to slow down payments based on the Company’s working capital. As of December 31, 2017 and 2016 and for the six months ended June 30, 2018, 98.2%, 98.0% and 74.0% of accounts payable balance were aged within one year, respectively. We have never entered into any long term financing arrangements with our suppliers.

The significant account receivable balances as of June 30, 2018, December 31, 2017 and 2016 was because of the increasing contract volume and contract progress for certain large contracts with our customers. During fiscal 2017, the Company recognized revenue from 67 major contracts, increased by 15.5% from 58 major contracts in fiscal 2016. For the six months ended June 30, 2018, the Company recognized revenue from 77 major contracts, increased by 28.3% from 60 major contracts for the same period of last year. As of December 31, 2017, four major customers accounted for in total of 58.9% of the Company’s accounts receivable and 59.4% of unbilled accounts receivable balances. The aggregated revenues from these customers represented 45.6% of total revenue in fiscal 2017. In fiscal 2017, revenue recognized from three of these four customers are related to new application development service contracts entered in fiscal 2017 with percentage completion progress of 87.5%, 92.8% and 100% as of December 31, 2017, respectively. Revenue recognized from one customer is related to a 2016 contract with percentage completion of 92.3% and 58.9% as of December 31, 2017 and 2016, respectively. As of June 30, 2018, two customers accounted for in total of 29.3% of the Company’s accounts receivable and 33.2% of unbilled accounts receivable balances. The aggregated revenues from these customers represented 5.1% of total revenue for the six months ended June 30, 2018 due to major progress on the project have been achieved in fiscal 2017.

The  aging of accounts receivables are as follows:

	December 31, 2017	December 31, 2016	June 30, 2018
0-90 days	$4,168,586	$304,569	$1,822,747
90-180 days	33,092	13,003	1,826,020
180-360 days	47,331	333,287	53,694
over one years	325,142	38,548	318,563
Sub total	4,574,151	689,407	4,021,024
Unbilled accounts receivable	8,533,199	4,460,773	11,196,237
Allowance	(36,285)	(15,083)	(138,701)
Total accounts receivable, net	$13,071,065	$5,135,097	$15,078,560

The Company has never entered into extended payment terms or concessions with any of its customers for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018. From past experience, the Company has never had any significant loss in collection of the contract amount. The significant outstanding accounts balances were mainly related to certain government customers and considered collectable from the perspective of the customers’ ability to pay. Due to multiple levels of the government approval process for payments, it could takes extra time for us to collect the full proceeds from government customers, As of December 31, 2017 and 2016 and June 30, 2018, the unbilled accounts receivable balance related to contracts where customer is past due on their billed accounts receivable amounted to $1,070,298, $1,699,641 and $1,885,902, respectively. With increasing communication with our customers and improved collection efforts, we believe we are able to successfully collect the balances.

Those above customers are mainly comprised of large government organizations and related agencies with good credit history. They generally negotiated to pay us in three or less phases through the contract term and a significant portion (50%) of contract amount usually is billed in the last phase upon the completion of the related projects. For the year ended December 31, 2017 and six months ended June 30, 2018, the Company had more contract with government and related agency customers and those projects were under progress. As a result, the Company’s account receivable balance increased to $13.1 million as of December 31, 2017 from $5.1 million as of December 31, 2016 and further increased to $15.1 million as of June 30, 2018. The average accounts receivable turnover in days for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 was 154 days and 64 days and 329 days respectively.

Our management reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the age of the balance, the customer's payment history, and current credit-worthiness, and current economic trends. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. As of June 30, 2018, December 31, 2017 and 2016, the unbilled receivable of $11,196,237, $8,533,199 and $4,460,773 were included in accounts receivable, respectively. As of October 29, 2018, approximately $6.2 million of total accounts receivable balance as of December 31, 2017 was collected. It presented that 90% of billed accounts receivable balance as of December 31, 2017 were collected by October 29, 2018. In addition, certain major customers confirmed to settle their outstanding balance of approximately $3.9 million prior to December 31, 2018. As a result, 70% of unbilled balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018. Due to the complicated government approval process for payments, it could takes extra time for our customers to pay off the balances. With the increasing communication with our customer and improved collection efforts, we believe we are able to successfully collect the remaining balance within one year.

Investing Activities

Net cash used in investing activities was approximately $2.2 million for fiscal 2017, as compared to approximately $1.4 million for fiscal 2016. Cash used in investing activities for fiscal 2017 was mainly due to approximately $1.1 million purchase of office equipment and furniture and approximately $0.8 million spending for capitalized development cost. Cash used in investing activities for fiscal 2016 was mainly due to approximately $0.8 million spending for capitalized development costs and $0.4 million purchase of office equipment and furniture.

Net cash provided by investing activities was approximately $0.1 million for the six months ended June 30, 2018, as compared to net cash used in investing activities approximately $0.8 million for the six months ended June 30, 2017. Cash provided by investing activities for the six months ended June 30, 2018 was mainly due to approximately $0.7 million collection of loans to others and offset by purchase of $0.2 million of office equipment and furniture and approximately $0.4 million spending for capitalized development cost. Cash used in investing activities for the six months ended June 30, 2017 was mainly due to approximately $0.3 million spending for capitalized development costs and $0.5 million purchase of office equipment and furniture.

Financing Activities

Net cash used in financing activities was approximately $0.5 million for fiscal 2017, as compared to approximately $0.7 million for fiscal 2016. Net cash used in financing activities for the year ended December 31, 2017 was mainly due to the repayment of related party balance of $0.8 million offset by net proceed from bank loan of $0.2 million. Net cash used in financing activities for fiscal 2016 was mainly due to repayment of related party balance of $0.7 million and repayment of bank loan of $0.2 million, offset by proceed received from bank loan of $0.2 million.

Net cash used in financing activities was approximately $0.6 million for the six months ended June 30, 2018, as compared to approximately $0.4 million for the six months ended June 30, 2017. Net cash used in financing activities for the six months ended June 30, 2018 was mainly due to the repayment of related party balance of $0.6 million and repayments of bank loan of $0.2 million offset by net proceed from bank loan of $0.2 million. Net cash used in financing activities for the six months ended June 30, 2017 was mainly due to repayment of related party balance of $0.6 million, offset by proceed received from bank loan of $0.2 million.

Capital Expenditures

The Company made capital expenditures of $1.8 million and $1.2 million for the years ended December 31, 2017 and 2016, respectively. The Company made capital expenditures of $0.7 million and $0.8 million for the six months ended June 30, 2018 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had an outstanding bank loan of approximately $0.2 million as of June 30, 2018 and December 31, 2017. The Company has also entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2020.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2018:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$253,266	$236,549	$16,717	$-	$-
Bank loan	226,593	226,593	-	-	-
Total	$479,859	$463,142	$16,717	$-	$-

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$165,155	$132,028	$33,127	$-	$-
Bank loan*	230,507	230,507	-	-	-
Total	$395,662	$362,535	$33,127	$-	$-

* The loan was fully repaid upon maturity in January 2018. On March 5, 2018, the Company entered into a loan agreement with China Construction Bank to borrow a loan of $0.2 million for a term of one year and at a fixed annual interest rate of 7.4%. The bank loan was unsecured and guaranteed by Ban Lor, CEO of the Company, and his family member.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition, provision for contingent liabilities, and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, salaries and benefits payables, and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Past-due balances over 90 days are reviewed individually for collectability. In evaluating the collectability of individual accounts receivable balances, the Company considers several factors, including the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed and collected within one year, are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.

Prepayments, deposit and other assets

Prepayment, deposit and other assets primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees and loan receivables from business partners. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment, net, are mainly comprising furniture and furniture, vehicles, computer and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures, and furniture	5-10 years
Automobile	5-8 years
Capitalized development costs	5 years
Computer equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income.

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software.” ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount.

Revenue recognition

The Company derives its revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services.

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery of goods and service have occurred, the sales price is fixed or determinable, and collectability is reasonably assured. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis.

Multiple Deliverable Arrangements

The Company generally enters into arrangements with multiple deliverables for customized application development services contracts. If the deliverables have standalone value at contract inception, the Company accounts for each deliverable separately. The Company determines application development service, PCS or specific service, if applicable, as separated deliverables in the fixed-fee application development service contract. The Company allocates contract revenue to the identified separate units based on their relative selling prices. In accordance with ASC 605-25-30, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”. The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. The Company has not established VSOE for application development service and PCS due to lack of pricing consistency and variety of different service provided. In addition, the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its BESP of application development services, hardware, consulting and technical support services and subscription services, if applicable, as the basis of revenue allocation. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices.

Revenue allocated to customized application development services is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total cost to date bears to the total expected costs. The Company considers labor costs and related material costs for the input measurement as the best available indicator of the progress, pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the labor costs and related material costs expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of labor costs and related material costs incurred to date relative to total estimated labor costs and related material costs at completion. Estimated contract costs are based on the budgeted labor costs and related material costs, which are updated based on the progress toward completion on a monthly basis.

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. The fixed-priced application development contracts provide customers with rights to specified PCS or to unspecified PCS that is if and when available.

The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training. Revenue allocated to specified PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecified PCS component is deferred and recognized on a straight-line basis over the PCS period.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Revenue is recognized on a straight-line basis as earned over the terms of the respective contracts, which is typically 12 to 24 months.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses by the customers. Revenue from subscription services is recognized in the period when services are occurred. Because our customers purchase the services on a periodic basis and do not have the right to take possession of the software, we consider these arrangements to be service contracts and are not within the scope of Industry Topic 985, Software.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 17% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2017 and 2016. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Recently issued accounting pronouncements

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2017, and interim periods with annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” to improve transparency and comparability across entities regarding leasing arrangements. This ASU requires the recognition of a separate lease liability representing the required discounted lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Further, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” to permit an entity to elect an optional practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under existing accounting guidance. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied under a modified retrospective approach, including the option to apply certain practical expedients. The FASB has continued to issue various updates to clarify and improve specific areas of ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” to clarify the implementation guidance within ASU No. 2016-02 surrounding narrow aspects of Topic 842, including lessee reassessment of lease classifications, the rate implicit in a lease, lessor reassessment of lease terms and purchase options and variable lease payments that depend on an index or a rate. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” to clarify the implementation guidance within ASU No. 2016-02 surrounding comparative period reporting requirements for initial adoption as well as separating lease and non-lease components in a contract and allocating consideration in the contract to the separate components. Like ASU No. 2016-02, this guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied under a modified retrospective approach. The Company is currently evaluating the impact of adopting this new guidance on the consolidated financial statements. Excluding any impact from the clarification of contracts representing a lease, the Company expects to recognize separate lease liabilities for the amounts related to certain facilities under operating lease agreements. Additionally, the Company does not expect to significantly change operating lease agreements prior to adoption.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2014, August 2015, April 2016, May 2016 and December 2016, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016-10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12 (ASC Topic 606) Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 (ASC Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard may be applied retrospectively to all prior periods presented, or retrospectively with a cumulative adjustment to retained earnings in the year of adoption (“modified retrospective transition approach”). As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statement utilizing the modified retrospective transition approach.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

OUR BUSINESS

Overview

We are a provider of software application and technology solutions and services to corporate and government customers primarily located in China. We introduced global trade software applications when we launched our operations in 1997 with a vision to make global trade operations easier for our customers. Since our inception, we have continued to innovate by developing technologies that enable us to successfully deliver a series of solutions and services that address the evolving and changing needs of our corporate and government customers. Our mission is to make global trade easier by empowering all players in the ecosystem.

Our customers are corporate and government organizations engaged in global trade. Our corporate customers are import and export companies, manufacturers engaged in international trade, as well as logistics and other service providers. Our government customers include customs and other government agencies that oversee the flow of goods and services across borders, as well as government authorities and organizations that manage and operate free trade and bonded trade zones, ports and terminals, and other international trade facilities.

Global trade involves complicated and cumbersome processing, manual handling of voluminous documents, extended and complex cross-organization workflows as well as a great number of business and government players in the global trade ecosystem. We estimated that a typical process for an export shipment in China may involve 1 exporter, 8 government agencies and authorities and 12 various logistics and financial service providers with more than 60 persons engaged in 13 different work processes that generate more than 55 regulatory compliance and trade logistics documents and 150 information or message exchanges.

Our customers are facing increasing challenges as the world’s trade ecosystems continue to grow in size and complexity. Costs associated with global trade, such as logistics performance, border control and international connectivity remain high. Potential savings from more collaborative and efficient trade processes could reduce the costs of global trade significantly. The need for greater efficiency and cost savings are driving the transformative shift for participants in global trade to become more connected and collaborative.

Our comprehensive and robust solutions and services include Powerbridge System Solutions and Powerbridge SaaS Services with more than 15 solutions and services deployable on premise and in the cloud. Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

We provide Powerbridge System Solutions to our corporate and government customers engaged in global trade, including businesses and manufacturers across a broad range of industries, government agencies and regulatory authorities, as well as global trade logistics and other service providers. Powerbridge System Solutions enable our customers to streamline their trade operations, trade logistics and regulatory compliance, consisting of Trade Enterprise Solutions and Trade Compliance Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

We began offering our Powerbridge SaaS Services (software-as-a-service) in 2016 and are continually developing and expanding our SaaS services that provide our corporate and government customers with significant benefits, including better use of resources, a lower cost of operations, easier document handling, faster processing time as well as higher logistics and compliance connectivity and efficiency. Powerbridge SaaS Services include Logistics Service Cloud and Trade Zone Operations Cloud which are in service, and Inward Processed Manufacturing Cloud, Cross-Border eCommerce Cloud and Import & Export Loan and Insurance Processing Service Cloud which are in development.

We are currently designing and developing our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) that is intended for all players in the global trade ecosystem. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service will include Compliance Blockchain Services, Logistics Blockchain Services, Supply Chain Blockchain Services, and Import & Export Loan and Insurance Processing Blockchain Services.

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms include Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform is in development.

Powerbridge System Platform consists of modular technology and business components that enable us to provide mission critical applications and solutions in trade operations, trade logistics and regulatory compliance to our corporate and government customers.

Powerbridge SaaS Platform is the technology infrastructure upon which we are developing our SaaS services designed to provide on-demand services in trade operations, trade logistics and regulatory compliance with a multi-tenant and microservice architecture.

Our BaaS services will be built on top of our Powerbridge Blockchain Platform that is designed to provide high scalability and performance characteristics, consisting of multiple technology engines that support the various business component models specific for trade transaction, trade logistics and regulatory compliance in global trade.

We intend to continue leveraging our industry expertise and product knowledge with the best use of emerging and disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 89.5%, 90.4%, 81.1% and 85.4% of total revenue in fiscal 2017 and 2016 and for the six months ended June 30, 2018 and 2017, respectively. Revenue from consulting and technical support services represented 6.6%, 5.2%, 14.8% and 6.9% of total revenue in fiscal 2017 and 2016 and for the six months ended June 30, 2018 and 2017, respectively. Revenue from subscription services represented 3.9%, 4.4%, 4.1% and 7.7% of total revenue in fiscal 2017 and 2016 and for the six months ended June 30, 2018 and 2017, respectively. For the fiscal years ending December 31, 2016 and 2017, our revenues were US$21.2 million and US$21.6 million, respectively. Our net profit grew from US$3.5 million in 2016 to US$4.0 million in 2017. For the six months ended June 30, 2017 and 2018, our revenues were US$6.6 million and US$7.9 million, respectively, and our net profit was US$1.5 million and US$1.3 million, respectively.

Our corporate and government customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. For the fiscal year ended December 31, 2016, we generated revenue from a total of 1,757 customers, of which 1,010 are international trade businesses and manufacturers, 55 are government agencies and authorities, and 692 are logistics and other service providers. For the fiscal year ended December 31, 2016, we generated revenue from a total of 1,757 customers, of which 1,010 are international trade businesses and manufacturers, 55 are government agencies and authorities, and 692 are logistics and other service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers. For the six months ended June 30, 2018, we generated revenue from a total of 739 customers, of which 257 are international trade businesses and manufacturers, 67 are government agencies and authorities, and 415 are logistics and other service providers.

We generate a significant portion of our revenues  from a relatively small number of major customers. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2016, three government customers accounted for 16.0%, 12.2%, and 10.0% of our total revenues, respectively. For the six months ended June 30, 2018, one government customer accounted for 16.7% of our total revenues.

As of the date of this prospectus, we had a total of 231 full-time employees, of which 82 are in research and development, 37 are in sales and marketing, 89 are in technical and customer services, and 23 are in general and administration.

Our Current Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus.

Controlled Company

Prior to the completion of this Offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we will be a “controlled company” as defined under NASDAQ Marketplace Rules.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See – Risk Factor “As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”)

Corporate History and Background

Powerbridge is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries, is a provider of software application and technology services to corporate and government customers engaged in global trade.

For the purpose of this Offering and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiary, Powerbridge HK, a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company. Powerbridge Zhuhai was incorporated on October 30, 1997 in Zhuhai, Guangdong province under the laws of the People’s Republic of China. Powerbridge Zhuhai is an operating subsidiary that provides global trade software application and technology services to corporate and government customers located in China. Powerbridge Beijing, a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge. After the reorganization, Powerbridge owns 100% equity interests of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge as in Powerbridge Zhuhai prior to the reorganization.

As of the date of this prospectus, Powerbridge Zhuhai has five branch offices located in Beijing, Changsha, Wuhan, Nanning, and Hangzhou in China.

Industry Background

China’s Global Trade is Growing Driven by the Belt & Road Initiative

According to China Customs, China’s import and export or global trade volume continues to grow at a rapid pace. China’s global trade volume was US$4.41 trillion (approximately RMB27.79 trillion) in 2017, representing an increase of 14.2% over 2016. China’s trade volume with EU countries, USA, and ASEAN countries increased in 2017 from 2016 by 15.5%, 15.2% and 16.6%, respectively, and with Russia, Poland, and other Eastern European countries increased by 23.9%, 23.4% and 40.7%, respectively4. According to Prospective Industry Research Institute, an industry research firm, cross-border eCommerce trade volume for consumer-packaged merchandise showed the largest increase in 2017, accounted for 27.3% of the total trade with an increase of 20.6% over 20165.

The B&R is a China-based initiative to increase cooperation and development with partnering countries for unimpeded trade, facility connectivity and financial integration as well as other bilateral exchanges. Since its inception in 2015, more than 70 countries around the world have joined the B&R. According to China Customs, import and export volume with the B&R countries which includes substantially all of Asian and Eastern European countries as well as several African and Latin American countries6, was US$1.17 trillion (approximately RMB7.4 trillion) in 2017 with an increase of 17.8% over 2016, direct investment by Chinese organizations in the B&R countries was US$14.4 billion in 20177, and the total infrastructure and other project contracts amounted to US$144.3 billion in 20178. The B&R trade and direct investment are expected to grow at an even faster pace in the next few years.

[4]	General Administration of Customs of The People’s Republic of China, http://fangtan.customs.gov.cn/tabid/539/InterviewID/119/Default.aspx, January 12, 2018, Press Conference of General Administration of Customs on Import and Export in 2017

[5]	https://bg.qianzhan.com/report/detail/459/180503-71bff72f.html

[6]	https://www.yidaiyilu.gov.cn/wcm.files/upload/CMSydylgw/201805/201805080457024.pdf

[7]	http://fangtan.customs.gov.cn/tabid/539/InterviewID/119/Default.aspx

[8]	http://www.mofcom.gov.cn/article/tongjiziliao/dgzz/201801/20180102699459.shtml

As a continuing effort to support global trade and the B&R, the Chinese government has introduced and implemented a series of significant policies and initiatives to further enhance the business and operations environments, as evidenced in the massive development of trade related infrastructures in recent years in China. According to China Customs, there are currently a total of 12 free trade zones9 and 122 regulated trade zones such as bonded trade zones around the country with more in development10. These trade zones have driven and contributed significantly to the growth of imports and exports as well as B&R trade volumes. In addition, as of 2017, China has signed free trade agreements with over 20 B&R countries and has built or are building more than 75 international trade infrastructures11 including trade facilities and trade zones in these countries.

The B&R has brought an unprecedented opportunity for Chinese organizations such as infrastructure builders, logistics service providers and financial institutions. These organizations directly benefit from the B&R as they continue to bring their expertise, products and services to the B&R markets. For examples, the infrastructure builders are building ports, railways, highways and free trade zones while the logistics firms are offering transportation and logistics services and the financial institutions are providing loans and setting up banking operations. Technology service companies from China are following the paths of these Chinese organizations to enter the B&R markets to address the information technology need for supporting and managing the trade infrastructures, trade logistics and finance processing.

Disruptive Technologies are Enabling the Global Trade Organizations

Global trade is a process that involves complicated and cumbersome processing, manual handling of voluminous documents, extended and complex cross-organization workflows and a great number of business and government participants in the global trade ecosystem. Corporate and government organizations engaged in global trade today are facing increasing challenges as the world’s trade ecosystems continue to grow in size and complexity. Costs associated with global trade such as logistics performance, border control, and international connectivity remains high. We believe potential savings from more collaborative and efficient trade processes could reduce the costs of global trade significantly.

The need for better efficiency and lower cost is driving the transformative shift for participants in global trade to become more connected and collaborative. In this regard, governments are implementing a series of initiatives to enhance trade collaboration such as building smart ports and integrating the single window operations. China Customs has established collaborative partnerships with customs authorities in over 50 countries to facilitate compliance synchronization, information exchange and enforcement cooperation, aiming to reduce customs processing time and cost. Global trade businesses, logistics and other service providers are increasingly embracing and adapting to the collaborative model to become more productive and efficient.

The convergence of disruptive technologies such as big data, artificial intelligence, Internet of Things, and cloud computing is disrupting the global trade industry and driving organizations to capitalize on the opportunity. Businesses and government authorities involved in global trade are investing heavily and increasingly adapting to these new technologies in order to streamline regulatory compliance processes, reduce workflow complexities and processing time, maximize use of insightful data for better decision makings, increase service reliability at lower costs, and even create entirely new business models. This has created an exciting opportunity to the technology service providers to leverage disruptive technologies to offer a broader product and service portfolio.

In addition, blockchain technology is rapidly emerging and is regarded as a major disruptive force to government authorities and business organizations across many industries. Blockchain technology is still new but the impact on global trade could be immense. It has the potential to enable corporate and government organizations to operate in a more synchronized and collaborative way to significantly reduce trade cost and increase transaction efficiency. Global trade blockchain applications are currently being developed and piloted with limited use cases to increase transparency and visibility across the supply chain, automate document exchange and processing, prove authenticity and origin of import and export goods, and accelerate flow of goods and cargos across international borders.

[9]	http://finance.ifeng.com/a/20180414/16070649_0.shtml

[10]	http://www.customs.gov.cn/publish/portal0/tab49564/info773027.htm

[11]	http://www.mofcom.gov.cn/article/zt_qmcyzd/zyjs/bdpl/201801/20180102705424.shtml

Our Opportunity

We believe the need for global trade software application and technology services will continue to grow, driven by the continuing growth in China’s global trade volume and the rapid advancement of the Belt & Road Initiative (“B&R”). The convergence of disruptive technologies and emergence of blockchain technology will accelerate the drive for organizations engaged in global trade to increasingly adapt at scale to new technologies as they mature and become more widely available.

We intend to address the subsets of three technology markets: the traditional enterprise software market in China which we have been servicing since our inception, the SaaS application market in China which we began servicing in 2016, and the blockchain applications market for which we are designing and developing a series of BaaS services to target both China and the international markets.

According to iResearch, an industry research and consulting firm in China, the traditional enterprise software market in China is expected to grow from US$4.4 billion (approximately RMB28.5 billion) in 2017 to US$5.2 billion (approximately RMB33.8 billion) in 2020 and the SaaS application market in China is expected to reach US$7.3 billion (approximately RMB47.3 billion) in 202012.

According to the market report entitled “Global Blockchain Market Size Analysis and Industry Opportunity 2018-2028” published in April 2018 by Bekryl Market Analysts, a capital market research and consulting service firm, the global blockchain market size is estimated at US$702.3 million in 2018 and will reach US$16.3 billion by 2025, registering a CAGR of 56.7% to create high revenue opportunity for industry players during 2018 to 202813.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Global Trade Software Application Pioneer. We introduced software applications for international trade companies when we launched our operations in 1997. Since our inception, we have continued to innovate by developing technologies that enable us to consistently and successfully deliver a series of solutions and services that address the evolving and changing needs of our customers.

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, government agencies and authorities as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Product Portfolio. Our proven track record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to service a wider range of customers.

[12]	http://report.iresearch.cn/report_pdf.aspx?id=3122

[13]	https://bekryl.com/industry-trends/blockchain-market-size-analysis

●	Mission-Critical System That is Difficult to Replace. Because our solutions and services address the mission-critical needs in global trade, our customers depend on our solutions and services for managing their regulatory compliance and trade logistics operations. Once deployed, our solutions and services become a mission-critical system that is often deeply entrenched into their core technology and operational infrastructures.

●	Extensive Experience for the Belt & Road. The B&R has catalyzed substantial development for improving regulatory compliance and trade logistics in China. We have been providing our solutions and services to help our customers achieve their objectives in this regard. Our extensive experience will enable us to efficiently expand into international markets which we intend to target as B&R accelerates in these markets [13].

●	Strong Brand Recognition and Industry Resources. We have built a trusted brand with a long history and a proven track record of delivering value to our customers. We believe our brand, reputation and scale as well as our extensive network of industry and government resources enable us to capture substantial growth potential as our corporate and government customers continue to grow and evolve.

●	Solid Foundation for Developing Blockchain Applications. Blockchain technology is promising for business but its adoption is challenging. It requires not only technology and product expertise but also the ability to integrate and bring all players to adapt and participate. We believe we are capable of utilizing blockchain for global trade by leveraging our strong domain knowledge, product expertise and industry resources.

●	Scalable Business Model with a Prudent Approach. Our solutions and services are highly adaptable, scalable and supported by our flexible technology infrastructures, enabling us to efficiently expand our customer base. In addition, we are taking a prudent approach by combining traditional technologies and disruptive technologies because we believe the adoption and transformation of new technologies will take considerable time and effort.

●	Experienced and Visionary Management Team. Our success is attributable to the deep industry expertise and proven track-record of our experienced management. We were founded twenty years ago with a vision to make global trade operations easier, and since then, we have successfully demonstrated our abilities. We believe our management’s strong execution capability is among the best in our industry.

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Increase Revenue with Existing Customers. We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue by leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services; and solving more problems for them by providing new solutions and services.

●	Accelerate Research and Development. We plan to use a portion of the proceeds from this Offering towards our research and development to accelerate the development of disruptive technology-enabled global trade software application and technology solutions and services. We believe disruptive technology-enabled applications such as SaaS and BaaS services will enable us to capture significant market share in China and abroad.

●	Expand Our Solution and Service Offerings. Global trade involves complex and cumbersome processes in trade operations, trade logistics and regulatory compliance with many players in the global trade ecosystem. Each player is operating in different settings and with different objectives. We plan to expand our offerings and focus on solutions and services that enable our customers to better connect and collaborate.

[13]	Belt and Road Portal, https://eng.yidaiyilu.gov.cn

●	Increase Market Penetration. We plan to leverage our deep domain knowledge, industry experience and product expertise to increase our market penetration with a deeper market coverage and a broader geographical reach in China. We intend to continually strengthen our sales and marketing capabilities and build strategic partnerships with government and corporate organizations to further drive sales.

●	Expand into International Markets. China’s B&R has brought significant opportunities for Chinese organizations such as infrastructure builders and logistics service providers. We plan to expand into international markets by “piggybacking” on these organizations as they bring their products and services to the B&R countries. We believe this approach will mitigate risk, reduce cost and minimize time-to-market for entering new markets.

●	Pursue Strategic Acquisitions and Investments. We plan to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position.

Our Solutions

We provide software applications and technology solutions and services to corporate and government organizations involved in global trade. We introduced our first global trade software application in 1998 and have since substantially expanded the scope of our solutions and services to address deeper and broader customer needs.

Our solutions and services currently include Powerbridge System Solutions and Powerbridge SaaS Services; we are also designing and developing Powerbridge BaaS Services.

We have been servicing our corporate and government customers with Powerbridge System Solutions since our introduction of this solution series twenty years ago. Our comprehensive solutions and services address the mission critical needs in global trade for our customers, enabling them to optimize and streamline their trade operations, trade logistics and regulatory compliance.

In 2016, we introduced Powerbridge SaaS Services and are continually expanding the scope our SaaS services. Powerbridge SaaS Services is a software-as-a-service designed to enable businesses and government organizations with significant benefits, including better use of resources, lower cost of operations, easier documentation handling, faster processing time as well as higher logistics and compliance and connectivity and efficiency.

We are currently designing and developing Powerbridge Baas Services and plan to introduce our BaaS services as pilot projects on a limited bases to selective customers in the first quarter of 2019. Powerbridge BaaS Services is a cloud-based blockchain-as-a-service designed for all players in the global trade ecosystem, empowering them to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade cost across the global trade supply chain.

Our solutions and services are built from our multiple proprietary technology platforms: Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform is in development.

Powerbridge System Solutions

Overview of Powerbridge System Solutions

We provide Powerbridge System Solutions to our corporate and government customers engaged in global trade, including import and export businesses, manufacturers, government agencies and regulatory authorities, as well as trade logistics and other service providers.

Powerbridge System Solutions include Trade Compliance Solutions and Trade Enterprise Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

Trade Compliance Solutions and Trade Enterprise Solutions are implemented and deployed on premises largely as customized services capable of integrating with applications, systems, equipment and facilities from customers and third-party providers.

Import & Export Loan and Insurance Processing are deployed on browser/server and client/server environments.

Strengths of Powerbridge System Solutions:

We believe Powerbridge System Solutions provide the following core benefits for our customers:

●	Our Trade Compliance Solutions enable government agencies and regulatory authorities greater control and security, better use of resources, higher duty collection, faster processing time and higher compliance efficiency in servicing global trade businesses and logistics service providers.

●	Import and export businesses and manufacturers in diverse vertical industries use our Trade Enterprise Solutions to manage business operations, simplify trade processes, reduce document handling, minimize operational cost and increase overall productivity.

●	Our newly introduced Import & Export Loan and Insurance Processing is designed to facilitate and streamline global trade related loan and insurance processes. It enables businesses, financial and insurance service involved in global trade to reduce workflow complexity, processing time and operational cost while increase processing efficiency.

Trade Compliance Solutions

Trade Compliance Solutions are a series of regulatory compliance solutions and services for government agencies and regulatory authorities for managing trade zones, optimizing port control, streamlining customs clearance, accelerating cross-border processing, and expanding Chinaport services, which include the followings:

Trade Zone Compliance. We provide Trade Zone Compliance to government agencies and authorities such as customs for regulating cross-border flow of goods and services and trade facility authorities for managing the trade zones, including bonded traded zones, free trade zones and other regulated trade zones.. Our solution allows our government customers to streamline compliance and business processes and automate document processing and exchange as well as manage and regulate all operational activities in the trade zones, including goods and cargo flows, logistics and warehousing, and inward processing manufacturing.

Port Compliance & Logistics. Import and export ports include ocean, air, rail, river, highway and cross-border ports. Port operations involve complex and cumbersome processes with many players involved, including port and terminal authorities, customs and other government agencies, import and export businesses and cargo owners, transport vessels and vehicle operators, customs and forwarding agents and various logistics service providers. We provide Port Compliance & Logistics to all players to streamline compliance and logistics processes, which enables rapid and efficient handling of goods and documents.

Customs Clearance. We provide Customs Clearance to customs and other government agencies such as customs and inspections to regulate cross-border flow of goods and services for regulatory compliance operations and control. Our solution enables our government customers to streamline customs clearance processes, increase fraud detection capabilities, and enhance duty collections, with featured applications including single window operations, clearance compliance and processing, import and export goods inspection, inward processed manufactured goods clearance, cross-border clearance as well as risk and security control and duty processing.

Cross-Border Processing. We provide Cross Border Processing to the customs agency, quarantine and inspection agency and other government agencies and authorities for managing and regulating commodity and merchandise trades at designated trade markets or areas at cross-borders between China and its neighboring countries. Our solution enables government agencies and authorities to effectively and efficiently manage all cross-border trade operations, including trader registration, merchandise inspection, customs processing, vehicle control and checkpoint operations.

Chinaport Services. Chinaport is an import and export technology and data platform supported by sixteen major government ministries and bureaus, including China Customs, MOC, Ministry of Industry and Information Technology, Ministry of Transportation and State Administration of Foreign Exchange. Chinaport provides services to port authorities for data sharing and online verifications and to trade businesses for import and export processing. We offer customized solutions and services to Chinaport organizations at national and local levels, engaging in project designing and planning, system and platform development, system maintenance and customer service for multiple Chinaport strategic initiatives and programs.

Smart Command. Government agencies and authorities such as customs and trade facility authorities use Smart Command for more effective managing and regulating trade compliance and trade logistics activities under their supervision. Our smart command dashboard integrates key performance data from structured and unstructured data sources. Our visualization applications enable data display in real time on a single large multi-screen interface with three-dimensional features. Our solution provides intelligent data in an intuitive and timely manner to enable the operators and decision makers to make informed decisions.

Trade Enterprise Solutions

We provide Trade Enterprise Solutions to businesses, manufacturers and inward processed manufacturing companies involved in global trade. Our solutions provides a suite of enterprise management applications that allow our customers to streamline their global trade business and operations with features and functionalities including business and process operations, inventory and warehousing control, project execution and management, customs clearance processing and all other compliance and logistics processing.

Inward processed manufacturing companies use imported raw materials, components and parts, packing and other materials to produce finished products for exporting. Inward processed manufacturing is a complicated and extended process that is highly regulated. We provide a series of applications specific to inward processed manufacturing companies to help streamline and automate their operations with features and functionalities including bonded goods verification, bonded logistics record keeping, digital manual processing and customs data management.

Import & Export Loan and Insurance Processing

We are introducing Loan Processing Service to import and export businesses, financial institutions such as commercial banks and technology-enabled financial service providers to facilitate and expedite the transaction and execution process for trade related loans. Our service are designed for document handling, loan application and approval, contract management, lending and repayment processing, and collateralized asset processing. The various types of loan processing services include trade credit loans, factoring loans, bonded goods loans, and duty refund loans.

Our Insurance Processing Service is newly introduced to facilitate and streamline the import and export related insurance processing and executing process for businesses and trade insurance providers involved in global trade. Our service facilitates the processing for insurance selection, insurance estimation, application processing and approval, customs declaration verification, insurance policy issuance, and policy modification and cancellation for a variety of global trade insurance policies including trade duty guarantee insurance, export risk insurance, transportation and logistics insurance.

Powerbridge SaaS Services

Overview of Powerbridge SaaS Services

In 2016, we introduced Powerbridge SaaS Services (software-as-a-service) designed for corporate and government organizations involved in global trade, including import and export businesses and manufacturers, government agencies and regulatory authorities, cross-border eCommerce operators, as well as logistics and other service providers.

Our services are designed to be deployed rapidly via internet browsers and mobile devices, and can be supported through designated data centers and commercially available cloud platform services that provide infrastructure as a service for servers, storage, networking and database.

Strengths of Powerbridge SaaS Services

We believe our services encompass the following core advantages:

●	Lower total cost of ownership. Unlike the traditional software model, our on-demand services enable our customers to have access anytime and anywhere without the upfront spending in software and hardware.

●	Rapid deployment and configuration. Our services are designed to be deployed and configured rapidly through our application programming interfaces.

●	Flexible and scalable. Our flexible and extensible architecture enables us to offer services that are scalable and adjustable to quickly address the different needs of our diverse group of customers.

●	Reliable and secure. Our multi-tenant and microservice technology architectures allow us to design our services to provide our customers with a high level of performance, reliability and security.

●	Intuitive and ease of use. Our services are designed be intuitive and easy to use with interfaces that are simple and user friendly. Our users are able to learn and use our services without specialized training.

Logistics Service Cloud

Logistics Service Cloud services are used by import and export logistics service providers such as freight forwarding agent companies who organize and arrange for air, ocean or land shipments. Our services allow our logistics service customers to minimize paperwork handling, reduce processing time, simplify workflow and increase performance efficiency by streamlining the import and export freight forwarding process and by facilitating digital exchange of information and documents among all players engaged in the freight forwarding process.

Our services enable our customers to connect and synchronize with the applications and systems of cargo owners, cargo depots and terminals, transportation and carrier companies and regional customs agencies for rapid exchange and sharing of information and data. Our customers can complete the freight arrangement process to minimize paper document handling that is often tedious, error-prone and time consuming. Electronic processing of customs declaration, reporting and approval through our data exchange system further expedites the freight forwarding process.

We are continually expanding the features and functionalities of our services to reach a broader range of our logistics service customers. Our core services provide features and functionalities including digital document exchange and processing among freight forwarders, cargo owners, cargo terminals, transportation carriers and local customs for a variety of tasks, including transport booking confirmation, cargo manifests and waybills processing, cargo status reporting at regulated depots and terminals, unloading and loading reporting, document receipt and message handling.

Trade Zone Operations Cloud

Our newly introduced Trade Zone Operations Cloud is designed for all businesses operating in regulated bonded and free trade zones, including importers and exporters, manufacturers engaged in global trade, inward processed manufacturers, cross-border eCommerce operators and logistics service providers as well as government zone management authorities. Our services enable businesses to streamline their operations in the zones and allow authorities to effectively manage the zones. Our services are integrated with the systems from businesses, government authorities, logistics service providers and other third parties.

Businesses and logistics service providers use our services to run and manage their daily operational, compliance and logistics activities, including commodity flows of bonded and non-bonded goods, operations record declaration and verification, goods display and business transaction, bonded to non-bonded conversion, inward processed operations and materials management, zone in-and-out processing, cross-border eCommerce operations and compliance as well as customs declaration and clearance processing.

Our services are provided to government zone management and operating authorities as a supplement to their management and operations systems for a variety of regulatory and management operations, including checkpoint verification and release, logistics planning and allocation, contract and settlement management as well as document handling and performance data analysis. We are expanding our services using artificial intelligence and IoT technologies and applications to enhance the government’s capabilities in checkpoint and zone security, vehicle monitoring and control, and smart command operations.

Inward Processed Manufacturing Cloud

We are developing our Inward Processed Manufacturing Cloud services designed for inward processed manufacturing and trade companies who use imported raw materials, components and parts, packing and other materials to produce finished products for exporting. Our services will allow our customers to streamline and optimize their logistics and compliance operations in bonded or non-bonded environments. Our services will be capable of integrating with the systems from inward processed businesses, government authorities and agencies, and logistics service providers. Our services will be available to our customers the first quarter of 2019.

Inward processed manufacturing and trade businesses may use our services to perform a variety core logistics and compliance works, including digital handbook and manual declaration, material and component usage management, customs code revision and update, ledger maintenance, authorized economic operators services, production related work order based declaration, import and export customs declaration and processing, bonded goods operations and compliance as well as material and warehousing logistics management.

Our services will connect and synchronize with regional customs and other authorities through their localized single window platforms, customs compliance and clearance systems, and Chinaport systems and applications, allowing us not only service our inward processed and trade businesses effectively, but also offer value-added services to the government authorities by streamlining the work order based manufacturing data verification process as well as providing insightful inward processed manufacturing related operational and compliance analytics using big data technologies.

Cross-Border eCommerce Cloud

Our Cross-Border eCommerce Cloud is being developed for cross-border eCommerce operators, logistics service providers and payment and settlement service providers for rapid and efficient handling of the import and export process for couriered consumer merchandise and products. Our services will address the unique and challenging logistics, compliance and settlement needs of our customers, allowing them to reduce workflow complexities, minimize processing time all the while increase customs clearance and overall productivity. Our services will be available to our customers the second quarter of 2019.

Our services will be capable of integrating with the platforms, systems and applications from all players involved in the cross-border eCommerce process, including those from cross-border eCommerce operators, logistics service providers, payment and settlement service providers as well as government agencies and authorities. Our services enable the players to exchange and share information and data for streamlining the cross-border process as well as to derive intelligent insight from the trade data for better performance and decision making.

Our services will encompass all core steps throughout the entire cross-border eCommerce process with features and functionalities, including identity authentication of eCommerce operators, customs declaration and verification, merchandise inspection and approval, data verification and exchange, customs clearance declaration and processing, logistics handling and tracking, compliance status inquiry and notification via mobile devices, duty payment and tariff refund processing, government data analytics as well as regulatory information announcements.

Import & Export Loan and Insurance Processing Cloud

Import & Export Loan and Insurance Processing Cloud is being designed and developed for import and export businesses, commercial banks, technology-enabled financial service providers and trade insurance providers. Our services will enable us to facilitate and simplify the trade related loan and insurance processes as well as optimize the value of matching trade businesses to financial and insurance products to provide credit and risk assessment services for the financial service providers. We plan to incorporate the use of big data, artificial intelligence and other technologies into our services.

Global trade businesses, financial service providers, and trade insurance companies may use our services to streamline the entire loan and insurance approval and execution process. Our services will enable our customers to save time and effort in handling the complicated and cumbersome processing tasks for a variety of trade related loans and insurances, with features and functionalities including identity verification and authentication, document exchange and handling, application and approval, and contract execution and management, among other tasks.

We are developing our matching services designed to service businesses by recommending financial products based on the product offerings and risk appetite of the financial service providers and the credit worthiness and profiles of the businesses engaged in global trade. We intend to use big data and artificial intelligence technologies to provide analytics from government and trade data sources. We will provide credit and risk analysis to financial service providers by bringing proof and validation to the assessment of the trade businesses, which provides critical insights for the financial service providers in making informed loan decisions.

Powerbridge BaaS Services

Overview of Powerbridge BaaS Services

We are currently designing and developing Powerbridge BaaS Services as cloud-based blockchain-as-a service designed for corporate and government organizations engaged in global trade, empowering them to synchronize and collaborate in unprecedented ways that can make doing business in global trade easier.

Global trade is generally characterized by its extended workflows with complicated compliance and logistics processes, voluminous documentation and time-consuming paper handling, cumbersome and costly peer-to-peer messaging and a great number of players from many different disciplines.

We estimated that a typical process for an export shipment in China may involve 1 exporter, 8 government agencies and authorities and 12 various logistics and financial service providers with more than 60 persons involved in 13 different work processes that generate more than 55 trade compliance and logistics documents and 150 information or message exchanges.

Conventional and traditional applications have enhanced the functional performance of global trade organizations, but are limited at establishing trusted relationships, allowing transparency because of inconsistent information sharing, and enabling collaboration across organizational boundaries among all players.

We believe blockchain technologies can not only address the shortfalls of conventional and traditional applications, but will disrupt the global trade industry and change how global trade is conducted with a collaborative model that can drastically enhance overall efficiency and reduce trade cost for all players in the global trade ecosystem.

Strengths of Powerbridge BaaS Services

We are designing and developing our Powerbridge BaaS Services to provide corporate and government organizations involved in global trade with significant improvements in workflow performance, reduction in document handling, optimization of synchronized peer-to-peer exchange of information, and enhancement of overall productivity and efficiency, with the following potential core attributes and advantages:

●	Distributed and shared ledgers of immutable data and records for transactions are on trusted and secured global trade blockchain networks that are made accessible only to permissioned trading partners and peers.

●	Encoded smart contract execution are validated and automated based on pre-defined business rules and contractual conditions for global trade peer-to-peer transactions or executions that are authenticated and verifiable in real time.

●	End-to-end visibility and transparency throughout the global trade supply chain ensures real time exchange of events and documents among all trading parties and peers in the ecosystem.

●	Provenance and traceability are enabled with time-stamped records or documents and immutable provenance records of import and export goods that ensure accuracy for audit and regulatory compliance purposes.

●	Extensible and interoperable capabilities enable the blockchain networks to connect and integrate with multiple other blockchain networks and with applications and systems of the permissioned members.

●	Lower total cost of ownership with services offered in the cloud with minimum investment in software and hardware for rapid deployment as well as intuitive, easy-to-use user interface on the internet and via mobile devices.

We intend to offer our cloud-based BaaS services through commercial cloud platform services that provide infrastructure as a service for servers, storage, networking and database. We plan to generate our revenue on a subscription basis with single use, group and enterprise editions and from professional service fees.

We began designing and developing our Powerbridge BaaS Services infrastructure and services in 2017. We have our own development teams and work with third-party providers of infrastructure technologies. We plan to introduce our services as pilot projects on a limited basis to selective customers in the first quarter of 2019.

We intend to use a portion of the proceeds from this Offering to accelerate our R&D in order to expedite our service offerings to drive product adoption. We believe our domain knowledge, product expertise and customer relationships will enable us to capture significant market share with Powerbridge BaaS Services.

Our BaaS Services

Corporate and government organizations involved in global trade are facing increasing challenges with existing available technology and applications which hinder their productivity and efficiency. Conventional and traditional applications are inadequate and ineffective in addressing challenges which include:

●	Conventional and traditional software systems used by each global trade participant is largely disjointed with inefficient integration and synchronization.

●	Information across organizational boundaries is inconsistent and not fully transparent with many “blind spots” on the global trade supply chain.

●	Peer-to-peer messaging or information exchanges among global trade players are complex, cumbersome, time-consuming and costly.

●	Manual handling of paper-based global trade documents is time consuming, resource draining and error-prone.

●	Compliance risk assessment and control are ineffective and costly due to lack of sufficient and credible information.

We believe our Powerbridge BaaS Services will address the imminent challenges faced by corporate and government organizations in global trade. Our services will offer potential benefits including:

●	Trusted and secured blockchain networks where all permissioned players in the global trade ecosystem can synchronize and collaborate.

●	End-to-end visibility and transparency of goods and documents throughout the global trade supply by all permissioned players.

●	Synchronized cross-organizational workflows and secured exchange of transaction events and messages among global trade players.

●	Digitized and automated exchange of global trade documents in real time with assurance of authenticity and immutability.

●	Enhanced compliance risk assessments with increased level of information transparency and assured provenance of import and export goods and services.

Our services will be provided as consortium blockchain networks designed for all players in the global trade ecosystem including import and export businesses and manufacturers, logistics service providers, financial service providers, and government agencies and authorities with the following potential benefits to each group of players:

●	Businesses can benefit from full transparency of a streamlined supply chain that allows for greater predictability, earlier detection of problems, enhanced inventory management and better overall resources allocation.

●	Logistics service providers can benefit from increased visibility on the supply chain, enhanced document processing and shorter processing time, improved service reliability and lower cost to trade businesses.

●	Financial service providers can benefit from increased visibility into key trade events which mitigate risks and increase assurances, and automated document exchange and processing for loan, insurance and settlement services.

●	Government agencies can benefit from enhanced monitoring and control on flow of goods, more effective risk assessments and interventions, increased sharing of information among agencies, and higher overall compliance efficiency.

●	Government authorities for trade zones and ports can benefit from increased operational efficiency driven by increased transparency, improved document flow and faster processing time, and higher throughput for goods and cargos.

Our services are designed to be built on an open and extensible blockchain infrastructure. This will enable us to efficiently add and expand our services over time. We intend to offer our services in sequence starting with regional or functional blockchain networks with fewer players and gradually expanding to larger ones and eventually covering the entire global trade supply chain.

We believe this approach of targeting subsets of the global trade ecosystem by leveraging our deep domain knowledge and strong customer relationships will allow us to continually test and fine-tune our services and incrementally drive product and market adoption which may take considerable time and effort. We plan to initially offer the following services on a regional or functional basis:

●	Compliance Blockchain Services are intended for government agencies including customs, inspections and quarantines, cross-border control, maritime affairs, foreign exchange, tax and duty, and trade commerce, and government authorities such as free trade and bonded trade zone authorities, port and terminal authorities and operators, and other trade regulated zone authorities. Our services will provide multiple government agencies and authorities a single view of trade events and documents on designated global trade blockchain networks, which allow them to synchronize and streamline their regulatory compliance activities with enhanced compliance effectiveness and operational efficiency.

Government agencies will be able to use our services to increase the effectiveness of risk assessments and interventions in monitoring and controlling the flow of goods and documents with increased level of transparency and assurance of provenance. Trade zone and port authorities will be able to increase their service and operations efficiency with enhanced transparency and visibility, faster processing time and higher cargo throughput. Our blockchain services will be capable of integrating with the software systems from government agencies and authorities for real time monitoring and synchronization and from global trade businesses and logistics service providers for the government agencies and authorities to better service them.

●	Logistics Blockchain Services are being designed for businesses and manufactures involved in global trade as well as customs and freight forwarding service providers. The customs and freight forwarding processes are complicated and cumbersome with multiple parties involved and many voluminous documents to handle. Customs and freight forwarders represent the businesses to take on a number of tasks including making import and export declarations with customs and inspection agencies, arranging for cargo shipments with the shippers and carriers, and handling logistics and compliance works in the regulated trade zones. These processes generate large sets of documents and require constant communication among the involved parties.

Our services will allow all involved participants operating in the customs and freight forwarding process to better connect and synchronize on the blockchain networks. Our customers will use our services to streamline cross-organizational workflows and have real time access to monitor and manage progress throughout the process. Our blockchain networks will be capable of connecting and integrating with the software systems from permissioned trade businesses and logistics service providers, with features and functionalities including automated contract execution, expedited service remittance, streamlined document handling, and synchronized information exchange.

●	Supply Chain Blockchain Services are being designed to provide end-to-end visibility and transparency to all stakeholders or players throughout the cross-border global trade supply chain, including import and export businesses and manufacturers, logistics service providers, transportation shippers and carriers, financial service providers, insurance companies, settlement service providers, government agencies and authorities, and all other players. Our services will enable real time sharing of trade data and events on distributed and trusted blockchain networks for broad synchronization and collaboration among all players in the global trade ecosystem in which the entire trade process is facilitated and optimized.

Our services will provide secured information and message exchanges on the blockchain networks that enable all players to have real time access to flows of documents and goods along the supply chain, allowing them to synchronize and collaborate across organizational boundaries in order to efficiently handle the complicated and cumbersome compliance and logistics processes. Our customers can use our services to track goods and documents, identity and manage milestone exceptions, trace the provenance of goods, and share information with their trade partners and customers. We intend to first offer our services in China and subsequently expand to integrate the international players on the global trade supply chain.

●	Import & Export Loan and Insurance Processing Blockchain Services are being designed for businesses and financial service providers involved in global trade. Our blockchain services will empower businesses with easier and faster processing for loans, insurance and settlements with lower financing cost. Financial service providers can have improved visibility on key events on the blockchain-enabled trade supply chain, resulting in better and more assured loan decisions that mitigate financing risks. Insurance companies and settlement service providers will be able issue trade insurances and provide settlement services with more streamlined workflows and higher processing efficiency with our blockchain services.

Through our services, transaction events or activities among businesses on the global supply chain, such as sales and invoicing, purchasing and ordering, and shipping and receiving are programmed or encoded with pre-defined business rules and contractual conditions, allowing for validated and automated transactions to occur. These transaction events and records on the secured blockchain networks will be authenticated and time-stamped, thus bringing substantial proof and immutable evidence to the financial service providers for effective credit and risk assessment when offering their loans and other services to the businesses.

Our Technology

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms are designed for high performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our global trade customers.

Our technology platforms include Powerbridge System Platform for our Powerbridge System Solutions, Powerbridge SaaS Platform for our Powerbridge SaaS Services, and Powerbridge BaaS Platform for our Powerbridge BaaS Services.

We are developing our own technologies as well as working with other third-party technology infrastructure partners to expand the scope of our solutions and services with the best use of big data, artificial intelligence and Internet of Things.

Powerbridge System Platform

Powerbridge System Platform is our proprietary technology platform from which we develop our Powerbridge System Solutions. Our platform is built on Java Spring and Microsoft .Net frameworks as well as other open source technologies.

Powerbridge System Platform consists of modular technology and business components that enable us to provide mission critical applications and solutions in trade operations, trade logistics and regulatory compliance to our corporate and government customers. Our platform’s core capabilities include:

●	Scalable Modular Architecture. Our scalable architecture consists of a robust set of modular technology and business components that allows for rapid and efficient development and deployment to support complex mission-critical business processes and transactions in global trade.

●	Flexible Configuration Modeling. Leveraging our deep domain knowledge, product expertise and customer experience in global trade applications, we have developed a flexible system configuration modeling that minimize development resources and time without repetitive coding for common or special business and operations use cases.

●	Reliable Enterprise Grade Performance. Our platform provides the infrastructure for reliable and high performance that can be built with multiple programing languages, support all commonly used databases, operate with web browser/server or client/server models, and generate dynamic interactive user interfaces.

●	Diverse Industry Applications Supported. Our platform supports product applications and system solutions that are used by global trade businesses in a wide variety of industries such as automotive, pharmaceutical and consumer goods and involving different government agencies and authorities.

Powerbridge SaaS Platform

Powerbridge SaaS Platform is built based on the open source Spring Cloud and other industry leading technologies for developing, deploying and operating our software-as-a-service. It is capable of running in multiple designated data centers and cloud environments on commercially available infrastructure as a service platforms.

Powerbridge SaaS Platform is the technology infrastructure upon which we are developing our Powerbridge SaaS Services designed to provide on-demand services in trade operations, trade logistics and regulatory compliance with a multi-tenant and microservice architecture. Our core technology capabilities include:

●	Secured Multi-Tenant Architecture. Our multi-tenant architecture is designed to operate a single instance of a software application simultaneously for multiple organizations or tenants. Each tenant is operating in virtual isolation from each other. Our multi-tenancy architecture ensures and maintains data security and integrity for our customers.

●	Scalable Microservice Architecture. Our microservice architectural approach allows us to provide scalable and reliable application services as a suite of independently deployable, modular services in which each service can run a unique business or transaction process based on a lightweight mechanism with well-defined business rules and logic.

●	Ease of Integration and Configuration. We provide a set of application programming interfaces that is designed to enable our customers to integrate and configure our services quickly and seamlessly with their systems and applications, as well as with third-party’s systems.

●	Extensible Technology Platform. Our application services are built on a single platform that leverages the shared business and technology components, enabling us to rapidly expand our product features and functionalities without disruption and seamlessly integrate our services with one another.

Powerbridge BaaS Platform

We are designing and developing our proprietary Powerbridge BaaS Platform based on the open source Hyperledger Fabric framework and other third-party frameworks that provide the blockchain infrastructure for shared ledger, smart contract, consensus algorithm, distributed storage, encryption and security, and network operations.

Powerbridge BaaS Services are built on top of our blockchain platform that is designed to provide high scalability and performance characteristics, consisting of multiple technology engines that support the various business component models specific for trade transaction, trade logistics and regulatory compliance in global trade:

●	Smart Contract Engine is designed to provide a complete and automated blockchain service for the coding, registering, authorizing, releasing, triggering, executing, updating and cancelling of the business contracts or transactions based on pre-defined contractual conditions or pre-defined business rules that are encoded into the smart contracts between trading or transactional parties.

●	Member Service Engine is intended for authenticating and managing the identity of the blockchain network members or participants with encrypted public or private key generation and maintenance as well as managing member accounts, maintaining multi-level permission access control and conducting risk monitoring and compliance auditing on selective member transactions.

●	Network Service Engine is designed for managing network connectivity with applications, programing interfaces and structured query languages, member consensus via consensus algorithms and permission mechanisms, secured and authenticated peer-to-peer data transmissions and exchanges, and transaction record storage with key value and Merkel hash value on distributed shared ledgers and/or in cloud-based database environments.

●	Network Operations Engine is intended to monitor, manage and maintain the blockchain network operations, including network configuration, throughput and time consumption, hardware resource and allocation, fraud and emergency situation detection, network system update and announcement, and other network functions and operations as well as network performance and trend analysis and reporting.

We are continuing to enhance the technology capabilities of Powerbridge BaaS Platform while it is under development. We believe our platform offers all of the governance and operations benefits derived from blockchain technology with the following differentiated and distinctive advantages:

●	Global Trade Centric Business Components. We believe our domain knowledge, product expertise and customer experience will allow us to develop a platform that forms a strong and powerful foundation for continually offering and expanding our services to drive product adoption with this new and exciting technology.

Our BaaS services will be supported by our business components which are stacked on top of and driven by our technology engines. Our business components will include trade transaction, trade operations, trade logistics and regulatory compliance, which are designed to address the mission critical needs of global trade businesses, government agencies and authorities, and logistics and other service providers with comprehensive services from document handling to customs processing to transaction processing.

●	Data Separation Modeling. Global trade transaction processes typically generate voluminous data to which organizations have different needs and ways to handle them. Some organizations may choose not to have their sensitive data stored on the blockchain networks. We are developing a data separation model that can allow data to be recorded and stored on the shared ledgers, but also have more sensitive data securely stored off the blockchains, which has the added benefit of minimizing data storage space.

We intend to further separate the smart contract blockchains and workflow blockchains. Smart contract blockchains and the corresponding contract codes and hash values are recorded and stored on the shared ledgers as the contract codes can be called and used numerous times. Data generated from the workflow blockchains and the smart contract blockchains can be designated as on or off the shared ledgers. This further ensures data security and reduce data storage on the blockchains.

Other Technologies and Applications

We intend to continue leveraging our industry expertise and product knowledge with the use of disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

●	Big Data. We are developing our big data technology and applications designed to acquire, store, process, analyze and visualize large scaled structured and unstructured global trade transaction and compliance data. Our technology is intended to augment our solutions and services in trade operations, trade logistics and regulatory compliance in global trade, including regulatory risk control, compliance command operations, cross-border trades and processing, logistics matching services, among others.

We intend to use ETL (extract, transform and load) technologies for acquiring and processing massive volumes of data such as customs declarations and shipping manifests from various government and commercial sources. We intend to build our big data platform based on a distributed data warehouse architecture using the open source Hadoop and Spark frameworks, allowing for high performance in multi-dimensional correlation analytics, real-time complex event processing, and distributed data query and retrieval.

Our correlation analytics are being designed for multi-dimensional and real-time correlation of large quantities of structured, semi-structured and unstructured data from different data sources. Our complex event processing technology is designed to monitor and track data relating to events as they occur in real time and provide data insights based on pre-defined business rules. Our data query and retrieval is intended to support query and retrieval from multiple data sets and provide multi-dimensional data displays.

Our data visualization and interactive data mining technologies is designed to provide intuitive and interactive visualization tools and dashboards that are easy to use and can be customized for displaying critical business performance data or metrics. Our visualization tools and dashboards are designed to support interactive data mining and a variety of display formats including charts, graphs and tables as well as three-dimensional displays and geographic information system mappings.

●	Artificial Intelligence. We work with third party artificial intelligence technology providers to enhance our solutions and services in global trade. Our artificial intelligence applications facilitate and support biometric facial and fingerprint recognitions as well as object recognition for transportation vehicles and shipping containers. We plan to develop our machine learning capabilities to provide optimized matching and recommendation services for global trade logistics and processing.

Our biometric face recognition application is used for security and enforcement measures typically at checkpoints of cross-border trade operations and regulated trade zone facilities for identifying and verifying a person from a digital image or a video frame by comparing distinct facial features with given facial images extracted from our database. Our applications are designed to support concurrent processing of multiple persons. Our fingerprint recognition application is also applied for security measures in some cross-border trade settings.

Our object recognition application is designed to identify and verify transportation vehicles at ports and terminals, regulated trade zones and cross-border checkpoints by capturing, processing, and identifying still images and video images. Further, through machine learning computation, transportation vehicles in these facilities can be automatically directed with optimized routes to their designated destinations such as a warehouse or a container depot.

We plan to enhance our technology capabilities in machine learning algorithms that learn from experience, identify patterns and make predictions driven by a large set of global trade data. We intend to leverage our domain knowledge and industry experience to design and develop machine learning algorithms and distributed computing that can optimize the efficiency in the matching of trade logistics services among trade businesses and service providers.

●	Internet of Things. Internet of Things or IoT refers to the network of physical objects embedded with sensors, electronics, and network connectivity that allow these objects to collect and exchange data. We work with third-party technology companies to provide IoT applications to process, store, and analyze IoT data from trade related trucking vehicles, weighting stations, and shipping containers. Our applications are integrated with the target object’s IoT systems and software systems of government authorities.

Trucking vehicles, weighting stations and shipping containers are tightly regulated at ports and terminals, regulated trade facilities and cross-border facilities. Our IoT applications are used by government authorities to monitor and control these objects. Our applications are able to authenticate objects, facilitate data exchanges, connect through gateways and application programming interfaces, and provide event-based IoT data processing, analysis and visualization.

Our IoT applications allows fast and accurate identification of trucking vehicles as they pass through the checkpoints at regulated areas with a high throughput capacity and rapid data transmission, which facilitates efficient control and fast checkpoint release. Our IoT applications can combine with the use of global positioning systems, global system for mobile communication and global information system to enable government authorities complete monitoring and control of the trucking vehicles.

Our IoT applications are capable of acquiring and processing a high volume of IoT enabled data from radio frequency identification and other types of sensor devices installed on intermodal shipping containers operating in many different trade facilities or settings such as container yards, shipping ports, bonded warehouses and air terminals. Our IoT applications can also process IoT data from electronic locks on the containers for automated container lock handling.

Our Customers

Our customers are international trade businesses and manufacturers, government agencies and authorities, logistics service and other providers, primarily located in China.

Our international trade business and manufacturer customers are import and export companies, manufacturers engaged in import and export, inward processed manufacturers who use imported raw materials, components and parts, packing and other materials to produce finished products for exporting, and cross-border eCommerce operators who conduct cross-border business for air packaged consumer products.

Our government customers are provincial and regional government agencies, government authorities and government-owned organizations. Government agencies include customs, inspection and quarantine, border enforcement, maritime affair, transportation and commerce. Government authorities include authorities for ports, bonded and free trade zones and government-owned organizations include Chinaport and other international trade related organizations.

Our logistics service and other provider customers include freight forwarding and shipping agent firms, customs and inspection brokers, warehouse operators, transportation companies and other international trade related service organizations as well as financial and insurance service providers engaged in global trade services.

Our customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. For the fiscal year ended December 31, 2016, we generated revenue from a total of 1,757 customers, of which 1,010 are international trade businesses and manufacturers, 55 are government agencies and authorities, and 692 are logistics and other service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers. For the six months ended June 30, 2018, we generated revenue from a total of 739 customers, of which 257 are international trade businesses and manufacturers, 67 are government agencies and authorities, and 415 are logistics and other service providers.

We generate a significant portion of our revenues  from a relatively small number of major customers. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2016, three government customers accounted for 16.0%, 12.2%, and 10.0% of our total revenues, respectively. For the six months ended June 30, 2018, one government customer accounted for 16.7% of our total revenues.

We plan to expand our market coverage to international markets to service customers in different  B&R countries. We also intend to provide our solutions and services to corporate and government customers in the countries or markets we intend to target.

Sales and Marketing

Our sales and marketing teams work closely together to drive market awareness, develop and manage leads, and develop and build customer relationships to increase revenue growth. We sell our solutions and services to corporate and government customers through our direct sales organization, indirect channel partners and strategic government partners.

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of June 30, 2018, our sales teams consisted of 37 full-time sales and marketing personnel. During years fiscal 2017 and 2016, our sales and marketing expense were approximately $1.6 million and $1.5 million, respectively, representing 7.5% and 7.2% of our total revenues for fiscal years 2017 and 2016, respectively. For the six months ended June 30, 2018 and 2017, our sales and marketing expense were approximately $0.8 million and $0.5 million, respectively, representing 10.4% and 7.7% of our total revenues for fiscal years 2017 and 2016, respectively.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target management and technology executives of global trade businesses, government agencies and authorities, and various service providers, including user conferences, sponsored events and product promotions.

We continue to develop strategic partnerships with provincial and local government agencies, technology organizations, trade zone authorities and other government organizations, i.e., regional customs and commerce agencies, bonded and other trade facilities, and Chinaport and other state-owned entities, to drive sales by leveraging their strengths and resources in targeted customer base, strong regional market influence and extensive government and industry resources.

As part of our overall strategy, we plan to expand into international markets to provide global trade software solutions and services by “piggybacking” with the infrastructure builders and other Chinese organizations who participate in the B&R’s development of global trade infrastructures in the B&R partnering countries.

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this prospectus, our team consists of 82 full-time R&D personnel. We incurred expenses of $1,151,985 and $947,506 in R&D in fiscal year 2017 and 2016, respectively. The R&D expense for the six months ended June 30, 2018 and 2017 amounted to $1,064,673 and $442,930, respectively.

The majority of our R&D team is based in our Zhuhai office and to a lesser degree in our branch offices. Our team is further apportioned into smaller agile development groups to foster continuous innovation and rapid delivery.

We believe we have a strong R&D culture that rapidly and consistently delivers high quality products. We plan to continue to invest substantial resources in R&D to drive core technology innovation and bring new solutions and services to market.

Competition

The market for global trade software application and system integration services is highly competitive and fragmented. We face intensive competition. Our main sources of current and potential competition fall into the following categories:

●	Regional global trade application providers offering regulatory compliance, trade logistics and trade processing software and systems.

●	Software vendors providing online or cloud-based single point or single feature functional global trade application products and services.

●	Online global trade hubs or portals offering specific global trade transactional and processing application products and services.

●	Enterprise resource planning, supply chain and logistics software application companies offering global trade software, systems and services.

●	Government organizations providing global trade related regulatory compliance and trade logistics applications and systems.

●	Emerging blockchain, artificial intelligence and IoT technology providers offering technologies and software for global trade applications.

We believe the following competitive attributes are necessary for us to compete successfully in our industry:

●	Deep domain knowledge, industry experience and product expertise in global trade software applications and system integration to address customer needs.

●	Enablement of emerging and disruptive technologies to develop and provide global trade software applications and services

●	Enterprise grade performance level in scalability, reliability and security as well as cost of ownership and ease of deployment.

●	Breadth, depth and quality of application features and functionalities that are able to operate in multiple infrastructures such as in cloud, on premises or both.

●	Capability of technology platforms in integrating and interoperating with legacy and other enterprise infrastructures and third party applications.

●	Strength of sales and marketing as well as customer support in service responsiveness and level of customer satisfaction.

●	Brand awareness and reputation, size of customer base and level of user adoption to new and disruptive technologies and applications.

●	Ability to capture market share in China and expand into international markets to operate as a global player in servicing multiple markets and countries.

We believe we compete favorably on the basis of the competitive factors listed above. Some of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution channels and larger or more intellectual property portfolios.

Intellectual Property

The PRC has domestic laws for the protection of rights in copyrights, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other patent jurisdictions, as well as contractual restrictions, to protect our intellectual property. We entered into comprehensive confidentiality agreements with our management and consultants. We have standard confidentiality terms with all other employees. We also control access to and distribution of our documentation and other licensed information.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our products. Policing unauthorized use of our technology and intellectual property rights is difficult. Our patent applications may not issue as patents, and if they do issue as patents, they may not provide meaningful protection against competitors. We expect that software in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time. We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

We have 28 patent pending applications, 62 registered software copy rights, 5 registered trademarks, and 2 pending trademarks. In addition to trademark protection, we own five URL designations and domain names, including powerbridge.com, erp-china.com, pbtcloud.com, pbtyun.com, and pbtco.cn.

We have registered for the following trademarks:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhuhai Powerbridge Technology Co., Ltd	32673249	Pending	Class 38: Information transmission; Computer terminal
communication; Computer-aided information and image
transmission; Information transmission equipment rental;
Provide telecommunications link services to connect with
the global computer network; Telecommunications routing
and junction services; Provide access service for global
computer network users; Provide database access service;
					Digital file transfer; Teleconference call service	N/A	China
2	Zhuhai Powerbridge Technology Co., Ltd	32670567	Pending	Class 42: Technical research; Research or develop new
products for others; Computer programming; Computer
software design; Computer hardware design and
development consulting; Computer software rental;
Computer software maintenance; Computer system
analysis; Computer software installation; Computer
					software consulting	N/A	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhuhai Powerbridge Technology Co., Ltd	A method and device for voice activation and logic control of eliminating network reverberation	201810670524.X	Pending	2018062602326070	June 26, 2018	China
2	Zhuhai Powerbridge Technology Co., Ltd	A method and device for automatic inspection of customs clearance data	201810670525.4	Pending	2018062602326160	June 26, 2018	China
3	Zhuhai Powerbridge Technology Co., Ltd	A method and device for decoupling an application’s page from the back end	201810670907.7	Pending	2018062700010540	June 27, 2018	China
4	Zhuhai Powerbridge Technology Co., Ltd	An automatic document distribution method and device based on text rules	201810670929.3	Pending	2018062700016140	June 27, 2018	China
5	Zhuhai Powerbridge Technology Co., Ltd	A cross-platform application of generation methods and devices that is based on configuration	201810671224.3	Pending	2018062700050900	June 27, 2018	China
6	Zhuhai Powerbridge Technology Co., Ltd	A method and device for to realize the single table maintenance function	201810671225.8	Pending	2018062700050930	June 27, 2018	China
7	Zhuhai Powerbridge Technology Co., Ltd	A method for quickly generating WEB projects that is based on configuration	201810680192.3	Pending	2018062702332210	June 27, 2018	China
8	Zhuhai Powerbridge Technology Co., Ltd	A method and system for quickly generating HTML code	201810680847.7	Pending	2018062800046630	June 27 2018	China
9	Zhuhai Powerbridge Technology Co., Ltd	A template method and device for describing mobile APP	201810681493.8	Pending	2018062800264320	June 27 2018	China
10	Zhuhai Powerbridge Technology Co., Ltd	A method and device for quickly verifying the identity of residents	201810681905.8	Pending	2018062800486440	June 27 2018	China
11	Zhuhai Powerbridge Technology Co., Ltd	Authentication method based on gateway routing and forwarding	201810644346.3	Pending	2018062101730090	June 21 2018	China
12	Zhuhai Powerbridge Technology Co., Ltd	Real-time dynamic forwarding method based on gateway infrastructure service	201810644350.X	Pending	2018062101730150	June 21 2018	China
13	Zhuhai Powerbridge Technology Co., Ltd	An integrated automatic packaging method based on iOS system	201810803035.7	Pending	2018072001505740	July 20, 2018	China
14	Zhuhai Powerbridge Technology Co., Ltd	An invocation method for HTTP dynamic request service	201810804414.8	Pending	2018072001711340	July 20, 2018	China
15	Zhuhai Powerbridge Technology Co., Ltd	A method for single page application which is based on configuration and references to remote page components	201810805226.7	Pending	2018072001829640	July 20, 2018	China

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
16	Zhuhai Powerbridge Technology Co., Ltd	A method of virtual identity verification	201810806089.9	Pending	2018072001941550	July 20, 2018	China
17	Zhuhai Powerbridge Technology Co., Ltd	Data distribution and processing method based on micro-service architecture	201810806520.X	Pending	2018072100042730	July 21, 2018	China
18	Zhuhai Powerbridge Technology Co., Ltd	An integrated automatic packaging method based on Android system	201810806545.X	Pending	2018072100044220	July 21, 2018	China
19	Zhuhai Powerbridge Technology Co., Ltd	A micro service architecture service distribution system and mode optimization method	201810813541.4	Pending	2018072301833290	July 23, 2018	China
20	Zhuhai Powerbridge Technology Co., Ltd	An inter-service authentication system and optimization method for micro service architecture	201810814095.9	Pending	2018072301929670	July 23, 2018	China
21	Zhuhai Powerbridge Technology Co., Ltd	Method, device and system for tracing cargo information	201810832789.5	Pending	2018072601368070	July 26, 2018	China
22	Zhuhai Powerbridge Technology Co., Ltd	Transmission method, installation and system of international trade documents	201810832790.8	Pending	2018072601368580	July 26, 2018	China
23	Zhuhai Powerbridge Technology Co., Ltd	Transaction data verification methods, devices and systems	201810832808.4	Pending	2018072601378170	July 26, 2018	China
24	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based trade synergy method and trade synergy system	201810832809.9	Pending	2018072601366890	July 26, 2018	China
25	Zhuhai Powerbridge Technology Co., Ltd	Blockchain-based methods and devices for trade supply chain recommendation	201810832906.8	Pending	2018072601380310	July 26, 2018	China
26	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based method and device for evaluating trade finance	201810832909.1	Pending	2018072601425440	July 26, 2018	China
27	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based method for contract drafting	201810872545.X	Pending	2018080201802660	August 2, 2018	China
28	Zhuhai Powerbridge Technology Co., Ltd	An identity authentication method based on blockchain	201810872552.X	Pending	2018080201802710	August 2, 2018	China

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patens, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

The following is a list of our copyrights that have been approved:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2004SR01879	Powerbridge CRM – Foreign Trade Sales Service System V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 15, 2003	March 3, 2004
2	2004SR01989	Powerbridge EIP – Enterprise Information Portal V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 7, 2003	March 5, 2004
3	2004SR01988	Powerbridge eMC/ Enterprise Collaborative Management System	Zhuhai Powerbridge Technology Co., Ltd	China	September 1, 2003	March 5, 2004
4	2005SR06176	Powerbridge CDS – Customs Data Submission Management System V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 15, 2003	June 10, 2005
5	2006SR04098	Powerbridge Customs Management System V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 23, 2006	April 4, 2006
6	2006SR05090	Powerbridge IBS – Foreign Trade Business Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	March 20, 2000	April 25, 2006
7	2006SR06093	Powerbridge AMS – Foreign Trade Financial Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	December 12, 2005	May 16, 2006
8	2006SR09790	Powerbridge ERP – Foreign Trade Enterprise Resource Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	March 20, 2000	July 24, 2006
9	2006SR14930	Powerbridge CCS – Commodities Pre-classification System [Abbreviation: CCS] V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	July 28, 2006	October 27, 2006
10	2006SR14929	Powerbridge eMSP – Enterprise Appliance System Platform [Abbr.: eMSP]	Zhuhai Powerbridge Technology Co., Ltd	China	August 1, 2006	October 27, 2006
11	2007SR08385	Powerbridge TAS – Foreign Trade Assisting System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 22, 2007	June 6, 2007
12	2009SR01884	ZHITSP-SME Information Service System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 25, 2007	January 9, 2009
13	2009SR02664	Powerbridge EMA – Foreign Trade Mail Management System V1.2	Zhuhai Powerbridge Technology Co., Ltd	China	September 10, 2008	January 13, 2009
14	2009SR03205	Liquid Commodities Online Supervision System [Abbr.: LCS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 6, 2008	January 14, 2009
15	2009SR07351	Powerbridge JOB – Human Resource Network System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 11, 2008	February 24, 2009

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
16	2009SR027012	Powerbridge BLS – Bonded Logistics System [Abbr.: BLS] V2.1	Zhuhai Powerbridge Technology Co., Ltd	China	May 26, 2009	July 8, 2009
17	2009SR035903	Powerbridge DEP – Data Integration System [Abbr.: DepSYS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 2, 2009	September 1, 2009
18	2010SR000320	Powerbridge PBNET – Technology Development Platform System [Abbr.: PBNET] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 1, 2009	January 5, 2010
19	2010SR061127	Powerbridge CMS – Manifest Filing Management System [Abbr.: CMS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 15, 2009	November 15, 2010
20	2011SR035553	Powerbridge Customs Management Software V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 9, 2010	June 8, 2011
21	2011SR087837	Powerbridge BLD Supply Chain Data Management Software V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 15, 2011	November 28, 2011
22	2012SR000902	Powerbridge BW – Bonded Warehouse Management Software [Abbr.: BW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2011	January 9, 2012
23	2011SR093904	Powerbridge DES – Data Exchange Software [Abbr.: DES] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 5, 2011	December 12, 2011
24	2011SR093894	Powerbridge BSNET – Technology Development Software [Abbr.: BSNET] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 16, 2011	December 12, 2011
25	2012SR055413	Custom Data Appliance Support Platform V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2011	June 26, 2012
26	2012SR059673	Processing Trade Comprehensive Service Platform V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	November 20, 2011	July 5, 2012
27	2014SR088676	Powerbridge Freight Forwarders Software [Abbr.: FFE] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 8, 2014	July 1, 2014
28	2014SR185065	Powerbridge Customs Clearance Comprehensive Service Management Software [Abbr.:CCS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 22, 2014	December 1, 2014
29	2014SR184333	Powerbridge Customs Clearance Data Management Software [Abbr.: CDS] V4.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 11, 2014	November 29, 2014
30	2014SR178366	Powerbridge Inspection and Quarantine Supervision Software V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 25, 2014	November 21, 2014
31	2014SR183937	Powerbridge Bonded Logistics Management Software [Abbr.: BLS] V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 13, 2014	November 29, 2014
32	2015SR056785	Powerbridge Manifest Management Software [Abbr.: MMS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 9, 2015	March 30, 2015

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
33	2015SR056922	Customs Uniformly Regulated Logistics Platform [Abbr.: RLP] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 6, 2015	March 30, 2015
34	2015SR064317	Powerbridge Comprehensive Bonded Zone Regulation Software [Abbr.: BZR] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 11, 2015	April 17, 2015
35	2015SR068252	Powerbridge Border Trade Management Software [Abbr.: BTW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 12, 2015	April 24, 2015
36	2015SR124592	Powerbridge Export Supervised and Bonded Warehouses Reporting Regulation Software [Abbr.: BWR]	Zhuhai Powerbridge Technology Co., Ltd	China	May 15, 2015	July 6, 2015
37	2016SR028205	Powerbridge Electronic Account Integrated Customs Clearance Management Software [Abbr.: EAD] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 10, 2015	February 5, 2016
38	2016SR028729	Powerbridge Railway Port Management Software [Abbr.: RAW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 23, 2015	February 14, 2016
39	2016SR035280	Powerbridge Customs Inspection “Three System” Management Software [Abbr.: ILS]	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2015	February 22, 2016
40	2016SR035405	Powerbridge Bonded Commodities Exhibitions and Trade Management Software [Abbr,: ETC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 28, 2015	February 22, 2016
41	2016SR035407	Powerbridge Cross-border E-commerce Service Management Software [Abbr.: CEC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 24, 2015	February 22, 2016
42	2016SR312081	Powerbridge Integrated Foreign Trade Service Platform [Abbr.: ITS]	Zhuhai Powerbridge Technology Co., Ltd	China	July 20, 2016	October 31, 2016
43	2016SR332320	Powerbridge Enterprise Integrated Service System [Abbr.: EIS] V2.1	Zhuhai Powerbridge Technology Co., Ltd	China	August 25, 2016	November 16, 2016
44	2016SR332338	Powerbridge Inspection and Quarantine Service System [Abbr.: INQ] V1.6	Zhuhai Powerbridge Technology Co., Ltd	China	May 6, 2016	November 16, 2016
45	2016SR332326	Powerbridge Campus Management Information System [Abbr.: PDI] V1.5	Zhuhai Powerbridge Technology Co., Ltd	China	May 20, 2016	November 16, 2016
46	2016SR332333	Powerbridge Customs Aided Management System [Abbr.: CSM] V2.7	Zhuhai Powerbridge Technology Co., Ltd	China	September 10, 2016	November 16, 2016
47	2016SR332624	Powerbridge Foundational Support Platform [Abbr.: FSP] V1.5	Zhuhai Powerbridge Technology Co., Ltd	China	September 21, 2016	November 16, 2016

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
48	2017SR099054	Powerbridge Unified Bayonet Management Software [Abbr.: UBM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
49	2017SR096831	Powerbridge Command and Monitor Center Management Software [Abbr.: CMC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 30, 2017
50	2017SR099053	Powerbridge Single Window Management Software [Abbr.: SWM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
51	2017SR099068	Powerbridge Road Port Management Software [Abbr.: RPM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
52	2017SR099058	Powerbridge Bonded Processing Account Management Software [Abbr,: BPA] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
53	2017SR099066	Powerbridge Airport Logistics Service Management Software [Abbr.: APS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
54	2017SR099043	Powerbridge Water Transport Logistics Management Software [Abbr,: WTL] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
55	2017SR428911	Powerbridge Cross-border E-commerce Platform [Abbr.: CBEP] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 24, 2015	August 7, 2017
56	2017SR428901	Powerbridge Special Controlled Area Campus Aided Management System [Abbr.: CAS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 10, 2016	August 7, 2017
57	2018SR094315	Powerbridge Electronic Account Management Software [Abbr.: EMS] V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 15, 2017	February 6, 2018
58	2018SR094263	Powerbridge Express Package Management Software [Abbr.: EPS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 15, 2017	February 6, 2018
59	2018SR122274	Powerbridge Special Monitoring Area National Inspection Assistant Management Software [Abbr.: QSIQ] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2017	February 24, 2018
60	2018SR122298	Powerbridge Material Level Check and Write Management Software [Abbr.: SNV] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 31, 2017	February 24, 2018
61	2018SR223184	Powerbridge Customs Uniform Bonded Supervision Software	Zhuhai Powerbridge Technology Co., Ltd	China	November 30, 2017	March 30, 2018
62	2018SR406080	Powerbridge Post Declaration Management Software	Zhuhai Powerbridge Technology Co., Ltd	China	February 28, 2017	May 31, 2018

Facilities

Our headquarters and executive offices are located in Zhuhai, China and consist of approximately 1,200 square meter of office space under one lease which will expire in December of 2018. In addition to our headquarters, we lease space in Beijing, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $183,998 and $171,572 for the years ended December 31, 2017 and 2016, respectively. Rent expense for the six months ended June 30, 2018 and 2017 were $133,644 and $98,350, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (㎡)

Beijing Office	Suite 415, Lanbao Tower, Shenggu Road Central Dongcheng, Beijing 100029, China	650 square meters

Wuhan Office	Suite 805, Block 5, Fanhai Central Business District, Soho City Jianghan, Wuhan, Hubei 430014, China	388 square meters

Changsha Office	Suite 458, 12th Fl, Lanwan International, Shuyan & Nanhu Road Tianxin, Changsha, Hunan 410015, China	305 square meters

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389 square meters

Hangzhou Office	Suite 1301, Building 1, Jiliang Tower, 252 Wantang Road Xihu, Hangzhou, Zhejiang 310012, China	86 square meters

Employees

As of the date of this prospectus, we had a total of 231 full-time employees, of which 82 are in research and development, 37 are in sales and marketing, 89 are in technical and customer services, and 23 are in general administration.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industries, which was promulgated by MOFCOM and the National Development and Reform Commission, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Regulations Relating to PRC Information Technology Service Industry

According to the Catalog   on Foreign Invested Industries (2017 Revision) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. In 2018, The National Development and Reform Commission and the Ministry of Commerce launched Special Administrative Measures for Access of Foreign Investment (Negative List) (Version 2018)(“the 2018 Negative List”) to replace part of the Catalog on Foreign Invested Industries (2017 Revision) in respect of the category of industries in which foreign investment is restricted or prohibited, and foreign investment in IT services is neither restricted nor prohibited according to the 2018 Negative List. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates.

Companies in China engaging in information systems integration were used to be required to obtain qualification certificates from the Ministry of Industry and Information Technology. “Information systems integration” means plan, design, development, implementation, service and safeguard of computer system and network system. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In June 2015, the China Information Technology Industry Federation (CITIF) promulgated the Appraisal Condition for Qualification Grade of Information Systems Integration (Provisional) to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake.

In 2009, the Ministry of Commerce and the Ministry of Industry and Information Technology jointly promulgated a rule aiming to protect a fair competition environment in the PRC service outsourcing industry. This rule requires that each of the domestic enterprises which provides IT and technological BPO services and each of its shareholders, directors, supervisors, managers and employees should not violate the service outsourcing contract to disclose, use or allow others to use the confidential information of its customer. Such enterprises are also required to establish an information protection system and take various measures to protect customers’ confidential information, including causing their employees and third parties who have access to customers’ confidential information to sign confidentiality agreements and or non-competition agreements.

Regulations Related to Labor and Social Security

Pursuant to the Labor Law, promulgated by National People’s Congress in January 1995, and the Labor Contract Law, promulgated by Standing Committee of the National People’s Congress in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the labor administrative department of the State Council. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatching promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatching require employers which are not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. Our PRC operating entities have not made adequate employee benefit payments and we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risks Related to Doing Business in China--Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties”.

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments.

The dividends paid by the subsidiaries to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior Enterprise Law (1986), as amended in 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014 respectively.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed. PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations, that the corporate structure of the Group Companies shall not be deemed as “a foreign investor’s merger and acquisition of a domestic enterprise” as specified in the Article 2 of the New M&A Rule, so the Company is not required to obtain approval from the CSRC for listing and trading of its shares. However, uncertainties still exist as to how the New M&A Rule will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC subsidiary

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiary are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiary shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiary, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiary, both of which are subject to the governmental approval.

MANAGEMENT

Below is a list of our directors and executive officers, as of the date of this prospectus, and a brief account of the business experience of each of them. The business address for the directors and officers is 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

Name	Age	Position
Ban Lor	60	President, CEO and Chairman of the Board
Stewart Lor	55	CFO and Director
Nanfang Li	53	Chief Strategy Officer
Xiuhe Jiang	61	Chief Product Officer
Tianfei Feng	43	Chief Research and Development Officer
Yuping Ouyang (1) (4)	44	Independent Director
Guoquan Wang (2)	61	Independent Director
Bo Wu (3)	61	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Ban Lor is a founder of our Company and Powerbridge Zhuhai. He serves as our President, CEO and Chairman of the Board. Prior to founding our Company in 1997, Mr. Lor was a founder and served as CEO and Chairman of the Board at Lorons International Corporation, a global trade and manufacturing company from August 1988 to October 1995. Mr. Lor holds a B.S. in Electrical Engineering from State University of New York at Stony Brook and a M.B.A in General Management from New York Institute of Technology. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our CEO as well as his extensive experience managing global trade application and technology service business.

Stewart Lor is a co-founder of our Company and serves on our board of directors and as our CFO since August 2018. Previously, he served on our board of directors and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our cofounder and CFO.

Nanfang Li has been serving as our Chief Strategy Officer since August 2018. Prior to joining us, he served in various executive and management positions from June 1991 to April 2018, including CEO at SK C&C China, Senior Vice President at SK China, CEO at Rootnet Technology and Senior Vice President at Capinfo. Mr. Li holds a B.S. in Electrical Engineering from University of Science and Technology of China and a M.S. in Computer Networks from University of Electronic Science and Technology of China.

Xiuhe Jiang has been serving as our Chief Product Officer since August 2018. He joined the company in 1998 and has held various technology management and product development positions, including Chief System Architect and Vice President of Applications Development. Prior to joining us, Mr. Jiang served engineering management and development positions in system design and software engineering in various organizations. He holds a M.S. in Computer Engineering and a B.S. in Computer Science from China Northeastern University.

Tianfei Feng has been serving as our Chief Research & Development Officer since August 2018. Prior to joining us, he served as Vice President of Technology at Digital China Golden Vista and Bangtai United from June 2010 to September 2017, Director of Technology and Development at Ali Health from November 2008 to May 2010, and Chief System Architect at Chinaport from April 2003 to October 2008. Mr. Feng holds a Ph.D. in Aerospace and Astronavigation Engineering from Beihang University.

Yuping Ouyang is an independent director of the Company. Ms. Oyang has been serving as Chief Financial Officer at China Techfaith Wireless Communication Technology Limited, a NASDAQ listed company (CNTF) from August 2008 to present. She held various financial and accounting management positions at CNTF from September 2004 to July 2008. Prior to CNTF, she served as an auditor at Guangdong Kaowick CPAs and an account manager at Guangzhou Metro Corporation. Ms. Oyang is a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accounts. She holds a B.A. in Management from Guangdong University of Foreign Studies and a MBA from Sun Yet-Sen University.

Guoquan Wang is an independent director of the Company. Mr. Wang served various managerial positions including Vice President of the international trade group of agrichemical and aquatic products at China National Fisheries, an ocean fishery product and service company operating in multiple countries from December 1994 to July 2017. Previously, he held various operational and managerial positions for import and export of agrichemical and fishery products at Huanong, a subsidiary of China National Fisheries as well as chemical and textile products at Sinochem Group and Sinochem (England) from December 1985 to November 1994. Mr. Wu holds a B.A. in International Trade Management from Liaoning Finance and Trade College.

Bo Wu is an independent director of the Company. Mr. Wu served as Vice President at Capinfo, a provider of “digital and smart city” technology services from September 2008 to September 2017. He served as General Manager at Credit & Risk Management, a provider of consumer and corporate credit and risk information systems from March 2003 to August 2008. Mr. Wu held various management positions at Capinfo from October 2000 to February 2003. He holds a B.E. and M.S. in Optical Engineering from Huazhong University of Science and Technology and a PhD in Optical Instrumentation from a joint Ph.D program by Institute of Applied Physics at Dalian University of Science and Technology and University of Bonn.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Board of Directors and Board Committees

Composition of Board; Risk Oversight

Our board of directors presently consists of five (5) directors. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the board of directors shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the board until the next annual meeting of the Company. Immediately prior to the consummation of Company’s Offering, the directors shall be divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”). The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company's initial meeting after the adoption of the Second Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company's third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The initial members of Class I Directors are Yuping Ouyang, Guoquan Wang, and Bo Wu. The initial members of Class II Directors are Ban Lor and Stewart Lor. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. Except for the sibling relationship between Mr. Ben Lor and Mr. Stewart Lor, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

Under the NASDAQ rules, we are required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least three members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Exchange Act. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Under our Second Amended and Restated Memorandum and Articles of Association, we shall hold an annual general meeting in each year other than the year in which the Second Amended and Restated Memorandum and Articles of Association were adopted and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the board of directors shall appoint.

While we may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, we intend to comply with all applicable NASDAQ corporate governance requirements irrespective of its “foreign private issues” status.

Our board plays a significant role in our risk oversight. The board makes all relevant company decisions. As such, it is important for us to have our CEO serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Yuping Ouyang, Guoquan Wang and Bo Wu are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee will consist of 3 members, with Yuping Ouyang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Yuping Ouyang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee will consist of 3 members, with Guoquan Wang serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management

Our Nominating Committee will consist of consists of 3 members, with Bo Wu serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our board will adopt a code of business conduct and ethics effective at the Offering that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Second Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	giving to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	giving to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

●	resolving that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Companies Law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. For the services rendered by the independent director in any capacity the company will a cash fee in the amount of USD$1,500 per month. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended December 31, 2017 and 2016.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Ban Lor/CEO (1)	2017	$93,329	$-	$-	$93,329
	2016	$48,381	$-	$-	$48,381

Stewart Lor/CFO (2)	2017	$-	$-	$-	$-
	2016	$-	$-	$-	$-

Nanfang Li/Chief Strategy Officer (3)	2017	$-	$-	$-	$-
	2016	$-	$-	$-	$-

Xiuhe Jiang/Chief Product Officer (4)	2017	$39,186	$-	$22,589	$61,775
	2016	$30,670	$-	$25,561	$56,231

Tianfei Feng/Chief Research and Development Officer (5)	2017	$10,757	$-	$3,073	$13,830
	2016	$-	$-	$-	$-

(1)	Appointed Chairman, President and CEO effective as of August 2018.
(2)	Appointed CFO effective as of August 2018.
(3)	Appointed Chief Strategy Officer effective as of August 2018.
(4)	Appointed Chief Product Officer effective as of August 2018. All other compensation amounts represent bonus payments in 2016 and 2017.
(5)	Appointed Chief Research and Development Officer as of August 2018. All other compensation amounts represent bonus payment in 2017.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without notice or penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

Ban Lor Employment Agreement

On August 18, 2018, we entered into an employment agreement with Ben Lor pursuant to which he agreed to serve as our CEO. The agreement provides for an annual base salary of RMB1,800,000 (approximately USD$263,462) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2021, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 3-months’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 3-months’ advanced notice or payment of 3-months’ salary in lieu of the notice. Ban Lor has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Stewart Lor Employment Agreement

On August 18, 2018, we entered into an employment agreement with Stewart Lor pursuant to which he agreed to serve as our CFO. The agreement provides for an annual base salary of RMB1,600,000 (approximately USD$234,189) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2021, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 3-months’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 3-months’ advanced notice or payment of 3-months’ salary in lieu of the notice. Stewart Lor has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Nanfang Li Employment Agreement

On August 18, 2018, we entered into an employment agreement with Nanfang Li pursuant to which he agreed to serve as our Chief Strategy Officer. The agreement provides for an annual base salary of RMB540,000 (approximately USD$79,039) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2019, which term will automatically extend for additional 3-month periods unless a party to the agreement terminates it upon 30-days’ notice or proposes to re-negotiate the terms of the employment with the other party within 30 days prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 30-days’ advanced notice or payment of 1-month’s salary in lieu of the notice. Nanfang Li has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Xiuhe Jiang Employment Agreement

On August 18, 2018, we entered into an employment agreement with Xiuhe Jiang pursuant to which he agreed to serve as our Chief Product Officer. The agreement provides for an annual base salary of RMB360,000 (approximately USD$52,692) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2019, which term will automatically extend for additional 3-month periods unless a party to the agreement terminates it upon 30-days’ notice or proposes to re-negotiate the terms of the employment with the other party within 30 days prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 30-days’ advanced notice or payment of 1-month’s salary in lieu of the notice. Xiuhe Jiang has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Tianfei Feng Employment Agreement

On August 18, 2018, we entered into an employment agreement with Tianfei Feng pursuant to which he agreed to serve as our Chief Research and Development Officer. The agreement provides for an annual base salary of RMB480,000 (approximately USD$70,257) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2019, which term will automatically extend for additional 3-month periods unless a party to the agreement terminates it upon 30-days’ notice or proposes to re-negotiate the terms of the employment with the other party within 30 days prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 30-days’ advanced notice or payment of 1-month’s salary in lieu of the notice. Tianfei Feng has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors are entitled to receive $4,500 payable quarterly for their services. Non-employee directors are entitled to receive stock option to purchase certain amount of Ordinary Shares under Company’s 2018 Stock Option Plan.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which a company’s Second Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

2018 Stock Option Plan

We have adopted a 2018 Stock Option Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,726,312 Shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the Committee. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option. In the event of a spin-off transaction, the board of director or the Committee may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Options under the Plan.

Eligibility. All persons as the board of directors or the Committee may select from among the employees, directors, and consultants of the Company.

Stock Options. The board of directors or Committee shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that stock options qualify as “performance based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Stock Options and Withholding Taxes. The board of directors or Committee may make one or more of the following methods available for payment of an option, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cheque; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Ordinary Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Ordinary Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

No Ordinary Shares shall be delivered under the Plan to any optionee or other person until such optionee or other person has made arrangements acceptable to the board of directors or Committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations. Upon exercise of an option the Company shall have the right, but not the obligation (except as required by applicable law), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan shall become effective on the date of the Company’s contemplated initial public offering is effective. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

Notwithstanding the foregoing, neither the Plan nor any outstanding option agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.)

No option may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since 2016, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Due from related party. From time to time, the Company advances funds to Mr. Stewart Lor, CFO of the Company, for business purposes. The advance is short term in nature, which are recorded in prepayment, deposits and other current assets. The balance due from Mr. Stewart Lor was $3,073 and $46,078 as of December 31, 2017 and 2016, respectively. As of August 22, 2018, the balance due from related party, Mr. Stewart Lor, in the amount of $3,073 had been collected in full by the Company. The advances were not intended to be loans to Mr. Lor but for business and other business purposes.

Due to related party. Due to related party mainly represents the unpaid wages and other benefits to Mr. Ban Lor, Chairman, President and CEO of the Company. The balance of due to Mr. Ban Lor was $615,481 and $1,308,566 as of December 31, 2017 and 2016, respectively, which is non-interest bearing, non-collateralized and due on demand. As of August 21, 2018, the balance due to related party, Mr. Ban Lor, in the amount of $615,481 had been paid in full by the Company.

Short term bank loan. An outstanding balance of short-term bank loan consisted an unsecured bank loan from China Construction Bank, in the amount of $230,507 with an interest rate of 6.3% per annum due on January 12, 2018. The unsecured bank loan was guaranteed by Mr. Ban Lor, Chairman, president and CEO of the Company, and his family member. For the years ended December 31, 2017 and 2016, the interest expense was $13,111 and $3,665, respectively. The loan was fully repaid upon maturity.

Advisory Agreement with Tripoint Capital Advisors, LLC. We entered into an advisory agreement with Tripoint Capital Advisors, LLC (“Advisor”), dated as of January 18, 2018, and its amendment, dated as of August 16, 2018, pursuant to which, (i) Advisor agrees to represent us to assist with our current business and corporate development in U.S. capital markets and our contemplated marketing and development as a U.S. public company; and (ii) we agree to provide a flat fee of US$10,000 per month for Advisor’s services and up to an aggregate of 500,000 options to purchase shares of the Ordinary Shares upon the fulfillment of certain conditions (the “TriPoint Options”). The TriPoint Options have a strike price equal to 75% of the Offering Price of the Ordinary Shares offered hereby. The agreement is for a term of 12 months. Louis Taubman, a partner with our counsel, Hunter Taubman Fischer & Li LLC, is also an indirect minority owner of Tripoint Capital Advisors.

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares and as adjusted to reflect the sale of the Ordinary Shares offered by us in our Offering, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of [●], 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Ordinary Shares held by them are located in the United States. Applicable percentage ownership is based on [●] Ordinary Shares outstanding as of [●], 2018. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

	Beneficial Ownership Prior to Offering (1)		Beneficial Ownership After Offering (1)
Name of Beneficial Owner	Ordinary Shares	Percentage	Percentage
Ban Lor (2)	9,441,906	82.04%	[●]
Stewart Lor (3)	1,160,952	10.09%	[●]
Xiuhe Jiang (2)(4)*	50,012	0.43%	[●]
Nanfang Li	0	-	-
Tianfei Feng	0	-	-
Yuping Ouyang **	0	-	-
Guoquan Wang **	0	-	-
Bo Wu **	0	-	-

All directors and executive officers as a group (5 persons)	10,652,875	92.13%

Hybridge Holdings Ltd. (2)	7,751,634	67.35%	[●]
Hogstream International Ltd. (3)	1,160,952	10.09%	[●]
5% or greater beneficial owners as a group	8,912,586	77.44%	[●]

*	Less than 1%.

**	Ms. Yuping Ouyang has been appointed and accepted appointment as our independent director, effective as of October 23, 2018. Messrs. Gouquan Wang and Bo Wu have been appointed and accepted appointments as our independent directors, effective as of October 22, 2018.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares or the power to receive the economic benefit of the Ordinary Shares. This calculation also assumes that the underwriters exercise their option to purchase additional shares in full for the purpose of covering over-allotments. See “Underwriting”.

(2)	Consists of 7,751,634 Ordinary Shares held by Hybridge Holding Ltd., a British Virgin Islands company (“Hybridge”) which is 100% owned by Ban Lor; 566,134 Ordinary Shares held by Sunbrook One Ltd., a British Virgin Islands company (“Sunbrook”) which Ban Lor, together with his spouse, Mrs. Lor, owns and controls 65.35% equity interest and voting power; 563,470 Ordinary Shares held by Bitlakes Holdings Ltd., a British Virgin Islands company (“Bitlakes”) which Ban Lor owns and controls 50.75% equity interest and voting power; and 560,668 Ordinary Shares held by Foxbit Holdings Ltd., a British Virgin Islands company (“Foxbit”) which Ban Lor owns and controls 50.98% equity interest and voting power. The principal office address for Hybridge, Sunbrook, Bitlakes and Foxbit is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(3)	Includes 1,160,952 Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 50,012 Ordinary Shares beneficially owned by Xiuhe Jiang through his 8.92% equity interest in Foxbit Holdings Ltd.

As of the date of this prospectus, there were 12 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and Companies Law of the Cayman Islands, which we refer to as the Companies Law below. As of the date hereof, our authorized share capital consists of 50,000,000 Ordinary Shares with a par value of US$0.001 per share. As of [●], 2018, there are 11,508,747 Ordinary Shares issued and outstanding. The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares of par value US$0.001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with the Second Amended and Restated Memorandum and Articles of Association.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that our board of directors may declare and pay dividends out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed, or out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

Voting Rights. In respect of all matters subject to a shareholders’ vote, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one vote for every share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of shareholders holding at the date of deposit of the requisition not less one-tenth of such of the paid-up share capital of our company that carries the right to vote at a general meeting, forthwith proceed to convene an extraordinary general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as making changes to our Second Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form prescribed by the NASDAQ Stock Market (the “Designated Stock Exchange”) or in or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Shares only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement. If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal. The registration of transfers of shares or of any class of shares may, subject to compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our memorandum of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series to be issued;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Law subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offer, or may, within a two-month period conversing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be duly effected if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Law does not limit the extent to which a company’s Second Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. However, our articles of association provides that corporate matters may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our articles of association allow our shareholders holding not less than 10% of the share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, a shareholder may give notice to the Company of business proposed to be brought before an annual general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Law but our articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by way of a special resolution of our shareholders at any time before the expiration of his or her period of office.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. The Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our Second Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Second Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of Ordinary Shares in the public market after this Offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares that may be sold in the future.

Upon the completion of this Offering, we will have outstanding [●] shares. All of the shares sold in this Offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

Lock-Up

We and our executive officers, directors and 5% shareholders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our Ordinary Shares, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is six months (subject to extension) after the date of this prospectus, except with the prior written consent of Maxim Group LLC on behalf of the underwriters. The lock-up period may be extended in the circumstances described under “Underwriting.”

Rule 144

Ordinary Shares held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after our Registration Statement becomes effective, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of Ordinary Shares then outstanding, which will equal approximately shares immediately after this Offering; or

●	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax rate of 25% on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Powerbridge is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Powerbridge, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Material U.S. Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (or “PFIC”), rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Ordinary Shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares.

With respect to corporate U.S. Holders, dividends on our shares will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends on our shares may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our Ordinary Shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. U.S. Holders should consult their own tax advisors regarding the tax treatment of any dividends paid with respect to our Ordinary Shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our Ordinary Shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our Ordinary Shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exceeds one year. The deductibility of capital losses is subject to various limitations. If PRC taxes would otherwise apply to any gain from the disposition of our Ordinary Shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder with respect to such gain may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations that could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Based on our current composition and assets, we do not expect to be treated as a PFIC under the current PFIC rules. Our PFIC status, however, will not be determinable until after the end of each taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund (or “QEF”), election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our Ordinary Shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our Ordinary Shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of a PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Ordinary Shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares

Dividends paid to a Non-U.S. Holder in respect to its Ordinary Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Ordinary Shares, unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Ordinary Shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our Ordinary Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Individual U.S. Holders may be required to report ownership of our Ordinary Shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if (1) the Ordinary Shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution” or (2) the Ordinary Shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds US$50,000 during a taxable year. For avoidance of doubt, this reporting requirement should not apply to Ordinary Shares held in an account with a U.S. brokerage firm. Failure to comply with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply, and U.S. Holders of our Ordinary Shares are advised to consult with their own tax advisors concerning all such reporting requirements.

ENFORCEABILITY OF CIVIL LIABILITIES

We incorporated in the Cayman Islands in order to enjoy the following benefits: (1) political and economic stability; (2) an effective judicial system; (3) a favorable tax system; (4) the absence of exchange control or currency restrictions; and (5) the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following: (1) the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and (2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li, LLC, located at 1450 Broadway, 26th Floor, New York, NY 10018, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has advised us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Zhong Lun Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, Maxim Group LLC and The Benchmark Company LLC, referred herein as Representatives, have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at an Offering Price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Maxim Group LLC	[●]
The Benchmark Company, LLC	[●]

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the Ordinary Shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the Ordinary Shares being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the effective date of the Registration Statement, to purchase up to [●] additional Ordinary Shares at the Offering Price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional Ordinary Shares as the number of Ordinary Shares to be purchased by it in the above table bears to the total number of Ordinary Shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional Ordinary Shares to the underwriters to the extent the option is exercised. If any additional Ordinary Shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder.

Commission and Expenses

The underwriting discounts and commissions are 7% of the Offering Price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. We have been advised by the Representatives that the underwriters propose to offer the Ordinary Shares to the public at the Offering Price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[●] per share under the Offering Price of $[●] per share. The underwriters may allow, and these dealers may re-allow, a concession of not more than $[●] per share to other dealers. After the Offering, the representative of the underwriters may change the Offering Price and other selling terms.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.

	Fee Per Share(1)		Total Without Exercise of Over- Allotment		Total With Exercise of Over -Allotment
Offering Price	$	[●]	$	[●]	$	[●]
Discount	$	[●]	$	[●]	$	[●]

(1)	The fees do not include the Representative’s Warrants or expense reimbursement as described below.

In addition, we have agreed to reimburse the Representatives up to [●] for certain out-of-pocket expenses they incur in connection with this offering, including, but not limited to, filing offering materials with the Financial Industry Regulatory Authority, or FINRA, background checks, “road show” expenses, costs of book-building, prospectus tracking and compliance software and the fees and disbursements of its counsel, accountants and other agents and representatives. We also have agreed to deliver to the Representatives, an amount of $30,000 (by check or wire transfer of immediately available funds) as an advance against reasonably anticipated out-of-pocket expenses, which shall be applied towards the maximum expenses allowance.

We estimate that expenses payable by us in connection with the offering of our shares, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $[●].

Representative’s Warrants

We have also agreed to issue to Representatives the Representatives’ Warrants to purchase a number of our Ordinary Shares equal to an aggregate of 7% of the Ordinary Shares sold in this offering. The Representatives’ Warrants will have an exercise price equal to 110% of the Offering Price of the shares sold in this offering and may be exercised on a cashless basis. The Representatives’ Warrants are exercisable commencing six (6) months after the effective date of the Registration Statement related to this Offering, and will be exercisable for five years after the effective date of the Registration Statement related to this Offering. The Representatives’ Warrants are not redeemable by us. We have agreed to (i) a one-time demand registration of the Ordinary Shares underlying the Representatives’ Warrants at our expense and (ii) one additional demand registration of the Ordinary Shares underlying the Representatives’ Warrants at the expense of the holders of the Representatives’ Warrants. We have agreed to unlimited “piggybacking” registration rights at our expense for a period of seven years from the effective date of the Registration Statement related to this Offering. The Representatives’ Warrants and the Ordinary Shares underlying the Representatives’ Warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representatives’ Warrants or the securities underlying the Representatives’ Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representatives’ Warrants or the underlying securities for a period of 6 months from the effective date of the Registration Statement related to this Offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representatives’ Warrants will provide for adjustment in the number and price of such Representatives’ Warrants (and the Ordinary Shares underlying such Representatives’ Warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Prior to the completion of this offering, we and each of our officers, directors and 5% shareholders will agree not to sell, contract to sell, encumber, grant any option for the sale or otherwise dispose of any Ordinary Shares for a period of six months after the date of the closing of the offering of the Ordinary Shares without the prior written consent of the Representatives.

In addition, the underwriting agreement provides that we will not, for a period of six months following the closing of the offering of the Ordinary Shares, offer, sell or distribute any of our securities, without the prior written consent of the Representatives.

Listing

We have applied for the listing of our Ordinary Shares on the NASDAQ Capital Market under the symbol “PBTS” We make no representation that such application will be approved or that the Ordinary Shares will trade on such market either now or at any time in the future.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representatives or by their affiliates. Other than the prospectus in electronic format, the information on the Representatives’ websites and any information contained in any other websites maintained by the Representatives is not part of this prospectus or the Registration Statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representatives in their capacity as underwriters and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of Ordinary Shares in excess of the number of Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that may be purchased in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing Ordinary Shares in the open market.

●	Syndicate covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which it may purchase Ordinary Shares through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our securities. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Prior Public Market

Prior to this Offering, there has been no public market for our securities and the Offering Price for our Ordinary Shares will be determined through negotiations between us and the Representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the Offering Price will correspond to the price at which our Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Ordinary Shares will develop and continue after this offering.

Other Terms

In addition, we have agreed to grant to the Representatives, upon the consummation of this offering, a right of first refusal to act as a co-lead managing underwriters and book runners for any and all future public and private equity, equity-linked or debt (excluding commercial bank debt) offerings of our company or any successor to or any subsidiaries of our company, for a period of twelve (12) months from the commencement of sales of this Offering. Any economics in connection with such a financing that will be split with any additional agent(s) or underwriter(s) will be determined solely by the Representatives in their discretion.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Ordinary Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Hong Kong

The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 622, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in China, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

Other Relationships

The underwriters and their respective affiliates may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. Except for services provided in connection with this Offering, none of the underwriters have provided any financing, investment and/or advisory services to us during the 180 day period preceding the initial filing of the Registration Statement related to this Offering, and as of the date of this prospectus, we do not have any agreement or arrangement with any of the underwriters to provide any of such services during the 90 day period following the effective date of the Registration Statement related to this Offering.

EXPENSES OF THE OFFERING

The estimated expenses payable by us in connection with the offering described in this Registration Statement (other than the placement discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and NASDAQ, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	$	[●]
FINRA filing fee		$2750
NASDAQ listing fee	$	[●]
Legal fees and expenses for Chinese counsel	$	[●]
Legal fees and expenses for Cayman Islands counsel	$	[●]
Legal fees and expenses for U.S. counsel	$	[●]
Accounting fees and expenses	$	[●]
Printing fees and expenses	$	[●]
Miscellaneous	$	[●]
Total	$	[●]

LEGAL MATTERS

Certain matters as to U.S. federal law in connection with this Offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The validity of the shares and certain legal matters relating to the offering as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by Zhong Lun Law Firm. Ellenoff Grossman & Schole LLP has acted as counsel for the underwriters with respect to this Offering.

EXPERTS

Financial statements as of December 31, 2017 and December 31, 2016, respectively, and for the years then ended appearing in this prospectus, have been included herein and in the Registration Statement in reliance upon the report of Friedman LLP an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement under the Securities Act relating to this Offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the Registration Statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the Registration Statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the Registration Statement, you may read the document itself for a complete description of its terms.

You may read and copy the Registration Statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this Offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

We maintain a corporate website www.powerbridge.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Balance Sheets at December 31, 2017 and 2016 and Unaudited Consolidated Balance sheet at June 30, 2018	F-3
Audited Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2017 and 2016 and Unaudited Consolidated Statements of Income and Comprehensive Income for the Six Months ended June 30, 2018 and 2017	F-4
Audited Consolidated Statements of Changes in Equity for the Years Ended December 31, 2017 and 2016 and Unaudited Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2018	F-5
Audited Consolidated Statements of Cash Flows for the Years Ended December 31, 2017 and 2016 and Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2018 and 2017.	F-6
Notes to Consolidated Financial Statements	F-7 – F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Powerbridge Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Powerbridge Technologies Co., Ltd. and Subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

September 26, 2018, except for Notes 2 and 9 which are dated November 5, 2018 and Note 3 which is dated December 10, 2018

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	June 30,
	2017	2016	2018
ASSETS			(Unaudited)

CURRENT ASSETS:
Cash	$2,958,674	$4,299,734	$570,627
Accounts receivable, net	13,071,065	5,135,097	15,078,560
Prepayments, deposits and other current assets, net	1,579,143	818,526	1,656,747
Total Current Assets	17,608,882	10,253,357	17,305,934

Property and equipment, net	3,432,569	1,662,634	3,722,649
Restricted cash	97,876	-	96,214
Prepayments, deposits and other assets	624,093	1,103,658	886,124
Deferred tax assets	21,371	47,181	61,935
Total Assets	$21,784,791	$13,066,830	$22,072,856

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loan	$230,507	$-	$226,593
Accounts payable	12,123,486	7,449,993	12,742,809
Customer deposits	442,424	1,177,764	465,559
Deferred revenue	803,271	441,679	550,201
Salaries and benefits payable	1,104,885	936,211	811,202
Due to related party	615,481	1,308,566	27,549
Taxes payable	1,253,245	740,452	847,694
Total Current Liabilities	16,573,299	12,054,665	15,671,607
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.001 par value; 50,000,000 shares authorized; 11,508,747 shares issued and outstanding as of June 30, 2018, December 31, 2017 and 2016*	11,509	11,509	11,509
Shares subscription receivable*	(11,509)	(11,509)	(11,509)
Additional Paid-in Capital	5,519,507	5,519,507	5,519,507
Retained earnings (accumulated deficit)	(740,288)	(4,725,154)	659,863
Accumulated other comprehensive income	439,201	217,812	297,350
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	5,218,420	1,012,165	6,476,720
Non-controlling interest	(6,928)	-	(75,471)
Total Equity	5,211,492	1,012,165	6,401,249
Total Liabilities and Equity	$21,784,791	$13,066,830	$22,072,856

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2017	2016	2018	2017
REVENUES:			(Unaudited)	(Unaudited)
Application development services	$19,362,813	$19,133,676	$6,405,918	$5,669,835
Consulting and technical support services	1,418,110	1,095,457	1,166,130	456,248
Subscription services	847,631	945,668	322,278	513,464
Total revenues	21,628,554	21,174,801	7,894,326	6,639,547

COST AND EXPENSES:
Cost of revenues:
Cost of application development services	13,206,606	12,865,280	3,077,406	3,758,455
Cost of consulting and technical support services	236,154	361,294	385,525	91,287
Cost of subscription services	97,069	419,995	20,177	57,223
Total cost of revenues	13,539,829	13,646,569	3,483,108	3,906,965

GROSS PROFIT	8,088,725	7,528,232	4,411,218	2,732,582

Operating expenses:
Sales and marketing	1,614,237	1,516,126	824,036	508,820
General and administrative	1,462,901	1,324,485	1,278,663	515,721
Research and development	1,151,985	947,506	1,064,673	442,930
Total operating expenses	4,229,123	3,788,117	3,167,372	1,467,471

OPERATING INCOME FROM OPERATIONS	3,859,602	3,740,115	1,243,846	1,265,111

OTHER EXPENSE (INCOME)
Interest (income) expense	(20,740)	18,201	6,645	4,170
Other income	(540,149)	(272,812)	(201,103)	(353,056)
Other expense	7,414	4,362		1,178
Total other income, net	(553,475)	(250,249)	(194,458)	(347,708)

INCOME BEFORE INCOME TAXES	4,413,077	3,990,364	1,438,304	1,612,819

PROVISION FOR INCOME TAXES	434,882	536,387	109,528	128,062

NET INCOME	3,978,195	3,453,977	1,328,776	1,484,757

Less: loss attributable to non-controlling interests	(6,671)	-	(71,375)
NET INCOME ATTRIBUTABLE TO POWERBRIDGE	3,984,866	3,453,977	1,400,151	1,484,757

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	221,132	10,444	(139,019)	10,444
COMPREHENSIVE INCOME	4,199,327	3,464,421	1,189,757	1,495,201
Less: Comprehensive loss attributable to non-controlling interest	(6,928)	-	(68,543)	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO POWERBRIDGE	$4,206,255	$3,464,421	1,258,300	1,495,201

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	11,508,747	11,508,747	11,508,747	11,508,747

EARNINGS PER SHARE
Basic and diluted	$0.37	$0.30	0.11	0.13

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Share subscription receivable	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Non-controlling interest	Accumulated other comprehensive income	Total equity

Balance, December 31, 2015	11,508,747	$11,509	$(11,509)	$5,519,507	$(8,179,131)	-	$207,368	$(2,452,256)

Net income for the year	-	-	-	-	3,453,977	-	-	3,453,977
Foreign currency translation adjustment	-	-	-	-	-	-	10,444	10,444

Balance, December 31, 2016	11,508,747	11,509	(11,509)	5,519,507	(4,725,154)	-	217,812	1,012,165

Net income (loss) for the year	-	-	-	-	3,984,866	(6,671)	-	3,978,195
Foreign currency translation adjustment	-	-	-	-	-	(257)	221,389	221,132

Balance, December 31, 2017	11,508,747	$11,509	$(11,509)	$5,519,507	$(740,288)	$(6,928)	$439,201	$5,211,492
Net income (loss) for the year					1,400,151	(71,375)		1,328,776
Foreign currency translation adjustment						2,832	(141,851)	(139,019)
Balance, June 30, 2018 (Unaudited)	11,508,747	$11,509	$(11,509)	$5,519,507	$659,863	$(75,471)	$297,350	$6,401,249

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2017	2016	2018	2017
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,978,195	$3,453,977	$1,328,776	$1,484,757
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation and amortization	313,554	134,350	298,527	129,641
Provision for doubtful accounts	27,200	19,012	111,684	-
Loss from disposal of property and equipment	7,414	4,362	-	-
Deferred tax provision (benefit)	27,907	(7,527)	(42,545)	(9,132)
Changes in assets and liabilities:
Accounts receivable	(7,328,948)	(3,116,816)	(2,424,678)	(2,816,078)
Prepayments, deposits and other assets	285,421	187,086	(1,133,824)	(852,581)
Accounts payable	4,018,111	4,076,070	857,808	829,097
Salaries and benefits payable	22,248	(126,173)	(285,787)	(917,192)
Taxes payable	445,865	674,611	(399,458)	16,252
Deferred revenue	319,604	2,699	(248,892)	25,648
Customer deposits	(784,317)	(171,004)	31,858	509,119
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,332,254	5,130,647	(1,911,110)	(1,600,469)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other assets -loans to others	(439,409)	(171,263)	741,873	(90,703)
Purchases of property and equipment	(1,835,643)	(1,243,062)	(660,664)	(750,736)
Proceeds from disposal of property and equipment	53,870	486	-	4,848
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,221,182)	(1,413,839)	81,209	(836,591)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Bank loan	221,965	150,509	(235,549)	218,177
Repayments on bank loan	-	(150,509)	235,549
Repayments of related party advances	(752,094)	(735,310)	(600,305)	(573,078)
NET CASH USED IN FINANCING ACTIVITIES	(530,129)	(735,310)	(600,305)	(354,901)

EFFECT OF EXCHANGE RATE CHANGES	175,873	(229,889)	40,497	65,859

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(1,243,184)	2,751,609	(2,389,709)	(2,726,102)

CASH AND RESTRICTED CASH- beginning of period	4,299,734	1,548,125	3,056,550	4,299,734

CASH AND RESTRICTED CASH - end of period	$3,056,550	$4,299,734	$666,841	$1,573,632

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$22,134	$3,665	$4,493	$4,170
Income taxes	$106,454	$41,330	$11,687	$3,181
NON-CASH TRANSACTIONS OF INVESTING ACTIVITY
Unpaid Furniture and fixture costs accrued	$108,458	$29,371	-	-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$2,958,674	$4,299,734	$570,627	$1,573,632
Restricted cash	97,876	-	96,214	-
Total cash and restricted cash	$3,056,550	$4,299,734	$666,841	$1,573,632

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”), is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries, is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Ban Lor, the Company’s Chairman of the Board, President and Chief Executive Officer (“CEO”), together with his brother, Mr. Stewart Lor, the Company’s Chief Financial Officer (“CFO”) are the ultimate Controlling Shareholders of the Company.

Reorganization

For the purpose of this Offering and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiaries, Powerbridge Technologies Co., Limited (“Powerbridge HK”), a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Zhuhai Powerbridge Technology Co., Ltd. (“Powerbridge Zhuhai”) to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, the Company issued 11,508,747 shares of the Company with par value 0.001 per share to the former shareholders of Powerbridge Zhuhai.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company, of which the Controlling Shareholders owned 84.9% of equity interest of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 in Zhuhai, Guangdong province under the laws of the People’s Republic of China (the “PRC” or “China”). Powerbridge Zhuhai is an operating subsidiary that provides global trade software application and technology services to corporate and government customers located in the PRC. Beijing Powerbridge Technology Co., Ltd. (“Powerbridge Beijing”), a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge. After the reorganization, Powerbridge owns 100% equity interests of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge as in Powerbridge Zhuhai prior to the reorganization.

Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

   Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition, provision for contingent liabilities, and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operates. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, salaries and benefits payables, and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2017 and 2016 and June 30, 2018, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash mainly represents security deposits as required by certain customers on the Company’s projects. The deposits in restricted bank accounts cannot be withdrawn until the Company completes the related projects. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, the Company adopted this guidance on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2016.

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Past-due balances over 90 days are reviewed individually for collectability. In evaluating the collectability of individual accounts receivable balances, the Company considers several factors, including the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed and collected within one year, are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.

Prepayments, deposits and other assets

Prepayment, deposit and other assets primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees and loan receivables from business partners. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Deferred contract costs

Deferred contract costs represent costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of the fixed fee contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue.

Property and equipment, net

Property and equipment, net, are mainly comprising furniture and furniture, vehicles, computer and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net - continued

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	5-10 years
Automobile	5-8 years
Capitalized development costs	5 years
Computer equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income.

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software.” ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company derives its revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services.

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery of goods and service have occurred, the sales price is fixed or determinable, and collectability is reasonably assured. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis.

Multiple Deliverable Arrangements

The Company generally enters into arrangements with multiple deliverables for customized application development services contracts. If the deliverables have standalone value at contract inception, the Company accounts for each deliverable separately. The Company determines application development service, PCS or specific service, if applicable, as separated deliverables in the fixed-fee application development service contract. The Company allocates contract revenue to the identified separate units based on their relative selling prices. In accordance with ASC 605-25-30, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”. The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. The Company has not established VSOE for application development service and PCS due to lack of pricing consistency and variety of different service provided. In addition, the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its BESP of application development services, hardware, consulting and technical support services and subscription services, if applicable, as the basis of revenue allocation. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices.

Revenue allocated to customized application development services is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total cost to date bears to the total expected costs. The Company considers labor costs and related material costs for the input measurement as the best available indicator of the progress, pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the labor costs and related material costs expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of labor costs and related material costs incurred to date relative to total estimated labor costs and related material costs at completion. Estimated contract costs are based on the budgeted labor costs and related material costs, which are updated based on the progress toward completion on a monthly basis. The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. The fixed-priced application development contracts provide customers with rights to specified PCS or to unspecified PCS that is if and when available.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training. Revenue allocated to specified PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecified PCS component is deferred and recognized on a straight-line basis over the PCS period.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Revenue is recognized on a straight-line basis as earned over the terms of the respective contracts, which is typically 12 to 24 months.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses by the customers. Revenue from subscription services is recognized in the period when services are occurred. Because our customers purchase the services on a periodic basis and do not have the right to take possession of the software, we consider these arrangements to be service contracts and are not within the scope of Industry Topic 985, Software.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 17% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Deferred revenue

Deferred revenue primarily consists of payments received from customers in relation to the service to be provided by the Company but for which not all of the revenue recognition criteria are met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met. Deferred revenue to be recognized in the succeeding 12 months period is included in the current deferred revenue with the remaining amounts included in noncurrent deferred revenue.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2017 and 2016 and six months ended June 30, 2018. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2017, December 31, 2016 and June 30, 2018, the aggregate amount of cash and restricted cash of $2,905,965, $4,292,189 and $647,724, respectively, were held at major financial institutions in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions. As of December 31, 2017 and 2016 and June 30, 2018, the Company recorded $36,285, $15,083 and $138,701 of allowances for accounts receivable, respectively.

(b)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks - continued

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 6.7% in fiscal year 2016 and further depreciated by 1.7% in fiscal 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

(c)	Significant customers

For the year end December 31, 2017, two customers accounted for 17.2% and 13.1% of the Company’s total revenues. For the year ended December 31, 2016, three customers accounted for 16.0%, 12.2%, and 10.0% of the Company’s revenues. As of December 31, 2017, four customers accounted for 18.7%, 15.9%, 13.5%, and 10.8% of the Company’s accounts receivable. As of December 31, 2016, three customers accounted for 29.7%, 18.2% and 11.2% of the Company’s accounts receivables.

For the six months end June 30, 2018, one customer accounted for 16.7% of the Company’s total revenues. For the six months ended June 30, 2017, two customers accounted for 29.8%, and 18.7% of the Company’s revenues. As of June 30, 2018, two customers accounted for 18.1% and 11.2% of the Company’s accounts receivable.

(d)	Significant suppliers

For the years ended December 31, 2017, two suppliers accounted for 16.6% and 12.1% of the Company’s total purchases. For the years ended December 31, 2016, two suppliers accounted for 20.8% and 10.0% of the Company’s total purchases. As of December 31, 2017, four suppliers accounted for 23.0%, 16.9%, 13.4% and 11.4% of the Company’s prepayments; and one supplier accounted for 13.5% of the Company’s total accounts payable. As of December 31, 2016, six suppliers accounted for 15.7%, 15.1%, 13.3%, 12.0%, 10.6% and 10.2% of the Company’s prepayments; and three suppliers accounted for 21.2%, 11.2% and 10.5% of the Company’s total accounts payable.

For the six months ended June 30, 2018, three suppliers accounted for 15.4%, 11.5%, and 10.9% of the Company’s total purchases. For the six months ended June 30, 2017, one supplier accounted for 24.9% of the Company’s total purchases. As of June 30, 2018, one supplier accounted for 13.8% of the Company’s total accounts payable and two suppliers accounted for 18.6% and 17.6% of the Company’s prepayments.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2017, and interim periods with annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” to improve transparency and comparability across entities regarding leasing arrangements. This ASU requires the recognition of a separate lease liability representing the required discounted lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Further, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” to permit an entity to elect an optional practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under existing accounting guidance. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied under a modified retrospective approach, including the option to apply certain practical expedients. The FASB has continued to issue various updates to clarify and improve specific areas of ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” to clarify the implementation guidance within ASU No. 2016-02 surrounding narrow aspects of Topic 842, including lessee reassessment of lease classifications, the rate implicit in a lease, lessor reassessment of lease terms and purchase options and variable lease payments that depend on an index or a rate. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” to clarify the implementation guidance within ASU No. 2016-02 surrounding comparative period reporting requirements for initial adoption as well as separating lease and non-lease components in a contract and allocating consideration in the contract to the separate components. Like ASU No. 2016-02, this guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied under a modified retrospective approach. The Company is currently evaluating the impact of adopting this new guidance on the consolidated financial statements. Excluding any impact from the clarification of contracts representing a lease, the Company expects to recognize separate lease liabilities for the amounts related to certain facilities under operating lease agreements. Additionally, the Company does not expect to significantly change operating lease agreements prior to adoption.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements - continued

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements - continued

In May 2014, August 2015, April 2016, May 2016 and December 2016, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016-10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12 (ASC Topic 606) Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 (ASC Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard may be applied retrospectively to all prior periods presented, or retrospectively with a cumulative adjustment to retained earnings in the year of adoption (“modified retrospective transition approach”). As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statement utilizing the modified retrospective transition approach.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Accounts receivable, net

Accounts receivable, net, consist of the following:

			As of
	As of December 31		June 30,
	2017	2016	2018
			(Unaudited)
Accounts receivable	$13,107,350	$5,150,180	$15,217,261
Less: Allowance for doubtful accounts	(36,285)	(15,083)	(138,701)
Total accounts receivable, net	$13,071,065	$5,135,097	15,078,560

Unbilled accounts receivable included in accounts receivable above amounted to $8,533,199 and $4,460,773 and $11,196,237 as of December 31, 2017, December 31, 2016 and June 30, 2018, respectively. The unbilled accounts receivables as of December 31, 2017 and June 30, 2018 are expected to be billed within one year and collected over one year. The billed accounts receivable are expected to be collected within one year.

As of October 29, 2018, approximately $6.2 million of total accounts receivable balance as of December 31, 2017 was collected. It presented that 90% of billed accounts receivable balance as of December 31, 2017 was collected by October 29, 2018. In addition, certain major customers confirmed to settle their outstanding balance of approximately $3.9 million prior to December 31, 2018. As a result, 70% of unbilled balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,		As of June 30,
	2017	2016	2018
			(Unaudited)
Beginning balance	$15,083	$8,068	$36,285
Provision for doubtful accounts	19,440	7,883	107,105
Foreign currency translation adjustments	1,762	(868)	(4,689)
Ending balance	$36,285	$15,083	$138,701

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,		As of June 30,
	2017	2016	2018
			(Unaudited)
Advances to suppliers	$310,808	$325,685	$571,180
Security deposits *	624,093	680,001	794,420
Advances to employees	265,755	142,731	486,511
Value added tax input credits	21,259	330,947	-
Loan to others **	908,453	423,657	179,360
Others	92,290	29,811	534,896
	2,222,658	1,932,832	2,566,367
Less: Long term portion	(624,093)	(1,103,658)	(886,124)
Allowance for doubtful accounts	(19,422)	(10,648)	(23,496)
Prepayments, deposits and other assets – current portion	$1,579,143	$818,526	$1,656,747

*	Security deposits represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

**	The Company had unsecured loan receivables from various vendors at interest rates ranging from 5.4% to 7.4%. The maturity of these loans are generally within one or two years. As of August 10, 2018, all of the loan balance as of December 31, 2017 was fully collected by the Company.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,		As of June 30,
	2017	2016	2018
			(Unaudited)
Beginning balance	$10,648	$-	$19,422
Provision for doubtful accounts	7,760	11,129	4,579
Foreign currency translation adjustments	1,014	(481)	(505)
Ending balance	$19,422	$10,648	$23,496

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,		As of June 30,
	2017	2016	2018
			(Unaudited)
Computer equipment	$218,918	$167,730	$276,681
Office equipment, fixtures and furniture	2,053,556	906,238	2,072,310
Capitalized development cost	1,657,689	802,427	2,053,602
Automobile	58,828	55,123	154,206
Subtotal	3,988,991	1,931,518	4,556,799
Less: accumulated depreciation and amortization	(556,422)	(268,884)	(834,150)
Total	$3,432,569	$1,662,634	$3,722,649

Depreciation and amortization expense for the years ended December 31, 2017 and 2016 amounted to $126,580 and $85,604, respectively. Depreciation and amortization expense for the six months ended June 30, 2018 and 2017 amounted to $127,267 and $44,759, respectively.

The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions for internal use incurred during the application development stage. The amortization expense for the years ended December 31, 2017 and 2016 totaled $186,974 and $48,746, respectively. The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions for internal use incurred during the application development stage. The amortization expense for the six months ended June 30, 2018 and 2017 totaled $171,260 and $84,882, respectively.

The estimated amortization of capitalized development cost is as follows:

Twelve months ending June 30,	Estimated amortization expense
2019	$347,438
2020	347,438
2021	347,438
2022	214,330
2023	76,000
Total	$1,332,644

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Related party balances and transactions

Related party transactions and balances

a.	Due from related party:

From time to time, the Company advances funds to Mr. Stewart Lor, CFO of the Company, for business purposes. The advance is short term in nature, which are recorded in prepayment, deposits and other current assets. The balance due from Mr. Stewart Lor was $3,073, $46,078 and $47,349 as of December 31, 2017, December 31, 2016 and June 30, 2018, respectively.

b.	Due to related party:

Due to related party mainly represents the unpaid wages and other benefit to Mr. Ban Lor, Chairman and CEO of the Company. The balance due to Mr. Ban Lor was $615,481, $1,308,566 and $27,549 as of December 31, 2017 December 31, 2016 and June 30, 2018, respectively, which is non-interest bearing, non-collateralized and due on demand.

As of August 21, 2018, the balance due to Mr. Ban Lor in the amount of $615,481 had been paid in full by the Company.

Note 7 — Bank loan

Outstanding balance of short-term bank loan consisted of the following:

	December 31, 2017	December 31, 2016	As of June 30, 2018
			(Unaudited)

Loan from China Construction Bank	$230,507	$-	$226,593

The unsecured bank loan was guaranteed by Ban Lor, CEO of the Company, and his family member. For the years ended December 31, 2017 and 2016, the interest expense was $13,111 and $3,665, respectively. The original loan outstanding as of December 31, 2017 with annual interest rate of 6.3% was fully repaid upon maturity in January 2018. On March 2, 2018, Powerbridge Zhuhai entered into a loan agreement with China Construction Bank to obtain a loan of $226,593 for a term of one year and at a fixed annual interest rate of 7.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. For the six months ended June 30, 2018 and 2017, the interest expense was $6,650 and $4,170, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Taxes

(a)	Income tax

Cayman Islands

Powerbridge was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Company’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2017, which reduced its statutory income tax rate to 15%. Starting in 2017, Powerbridge Zhuhai obtained the PRC Software Association’s “Key Software Enterprise” status and further reduced its income tax rate to 10%.

The impact of the tax holidays noted above decreased income taxes by $655,889 and $339,036 for the fiscal year 2017 and 2016, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.06 and $0.03 for the years ended December 31, 2017 and 2016, respectively. The impact of the tax holidays noted above decreased income taxes by $159,691 and $241,923 for the six months ended June 30, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.01 and $0.02 for the six months ended June 30, 2018 and 2017, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,		For the six months ended June 30,
	2017	2016	2018	2017
			(Unaudited)	(Unaudited)

Current	$406,975	$543,914	$152,073	$137,194
Deferred	27,907	(7,527)	(42,545)	(9,132)
Total provision for income taxes	$434,882	$536,387	$109,528	$128,062

	For the years ended December 31,		For the six months ended June 30,
	2017	2016	2018	2017
			(Unaudited)	(Unaudited)

Current	$406,975	$543,914	$152,073	$137,194
Deferred	27,907	(7,527)	(42,545)	(9,132)
Total provision for income taxes	$434,882	$536,387	$109,528	$128,062

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Taxes (continued)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,		For the six months ended June 30,
	2017	2016	2018	2017
			(Unaudited)	(Unaudited)
PRC statutory rates	25.0%	25.0%	25.0%	25.0%
Preferential tax rates	(15.0)%	(10.0)%	(11.1)%	(15.0)%
R&D credits	(2.0)%	(1.8)%	(8.3)%	(2.1)%
Permanent difference and others	2.0%	0.2%	2.0%	-
Effective tax rate	10.0%	13.4%	7.6%	7.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,		As of June 30,
	2017	2016	2018
			(Unaudited)
Deferred tax assets:
Provision for doubtful accounts	$5,571	$41,799	$24,330
Depreciation and amortization	15,800	5,382	37,605
Total deferred tax assets	$21,371	$47,181	$61,935

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at December 31, 2017 and 2016 and June 30, 2018.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Taxes (continued)

(b)	Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 6% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Company’s technology development business is exempted from VAT. Tax savings resulted from the VAT exemption amounted to $540,149 and $272,812 for the years ended December 31, 2017 and 2016, respectively. Tax savings resulted from the VAT exemption amounted to $75,932 and $113,757 for the six months ended June 30, 2018 and 2017, respectively.

(c)	Tax payable

Taxes payable consists of the following:

	As of December 31,		As of June 30,
	2017	2016	2018
			(Unaudited)
Income taxes payable	$864,807	$517,832	$706,990
VAT and other tax payable	388,438	222,620	140,704
Totals	$1,253,245	$740,452	$847,694

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2016, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 and 2017. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2018.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Equity

Ordinary Shares

Powerbridge was established under the laws of Cayman Islands on July 27, 2018. The original authorized number of Ordinary Shares was 500,000,000 share with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 10-1. After the reverse stock split, the Company’s authorized number of Ordinary Shares became 50,000,000 shares with par value of $0.001 per share and 11,508,747 shares were issued on August 27, 2018 at par value to the original shareholders of Powerbridge Zhuhai, the equivalent to share capital of $11,509. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Additional paid-in capital

As of December 31, 2017, 2016 and June 30, 2018, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

Statutory reserve

Under PRC law, the Company's subsidiary located in the PRC (collectively referred as the ("PRC entities") are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

Powerbridge Zhuhai’s registered capital was $5,516,719 and Powerbridge Beijing’s registered capital was $1,510,620. Both Powerbridge Zhuhai and Powerbridge Beijing had accumulated deficit for the years ended December 31, 2017 and 2016, and for the six-month periods ended June 30, 2018 and 2017, as a result, the statutory reserve balances were Nil as of December 31, 2017 and 2016, and June 30, 2018.

Note 10 — Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The two leases are expiring through 2020. The Company’s commitments for minimum lease payment under these operating leases as of June 30, 2018 are as follow:

Twelve months ending June 30,	Minimum lease payment
2019	$236,549
2020	11,930
2021	4,787
Total	$253,266

Rent expense for the years ended December 31, 2017 and 2016 were $183,998 and $171,572, respectively. Rent expense for the six months ended June 30, 2018 and 2017 were $133,644 and $98,350, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Segment reporting

For the years ended December 31, 2017 and 2016, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended
	December 31,
	2017	2016

Application development services	$19,362,813	$19,133,676
Consulting and technical support services	1,418,110	1,095,457
Subscription services	847,631	945,668
Total revenue	$21,628,554	$21,174,801

	For the Six Months Ended
	June 30,
	2017	2017
	(Unaudited)	(Unaudited)

Application development services	$6,405,918	$5,669,835
Consulting and technical support services	1,166,130	456,248
Subscription services	322,278	513,464
Total revenue	$7,894,326	$6,639,547

Note 12 — Subsequent events

On August 18, 2018, the Board of Directors (“Board”) approved the 2018 Stock Option Plan (“Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,726,312 shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed (“IPO”). The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’ completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions.

On October 8, 2018, Powerbridge Zhuhai entered into a loan agreement with China Bank of Communication to obtain a loan of $302,124 for a term of one year and at a fixed annual interest rate of 5.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member.

On October 25, 2018, Powerbridge Beijing was deregistered in Beijing and the engineering and technology research and development activities it conducted is being transferred to Powerbridge’s branch located in Beijing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The Companies Law does not limit the extent to which a company’s Second Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

As further discussed below, in August 2018, we issued 11,508,747 shares in the aggregate to 12 shareholders upon the reorganization of our Company and in transactions that were not required to be registered under the Securities Act. All such share issuances were deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering. In addition, certain share issuances were deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S promulgated thereunder by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

For the purpose of this Offering and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge Cayman, and its wholly owned subsidiaries, Powerbridge HK, a holding company incorporated under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company. Powerbridge Zhuhai was incorporated in Zhuhai, Guangdong province under the laws of the PRC. Powerbridge Zhuhai is an operating subsidiary that provides global trade software application and technology services to corporate and government customers located in China. Powerbridge Beijing, a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge Cayman. After the reorganization, Powerbridge Cayman owns 100% equity interests of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge Cayman as in Powerbridge Zhuhai prior to the reorganization.

The information below lists all of the securities related Powerbridge Cayman, Powerbridge HK, Powerbridge Zhuhai and Powerbridge Beijing:

Powerbridge Cayman

On July 27, 2018, Powerbridge Cayman was incorporated as a holding company under the laws of Cayman Islands. The original authorized number of Ordinary Shares was 500,000,000 share with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Powerbridge Cayman’s share capital structure, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 10-1. After the reverse stock split, Powerbridge Cayman has 50,000,000 authorized shares with a par value of $0.001.

On August 28, Powerbridge Cayman issued 11,508,747 shares to former shareholders of Powerbridge Zhuhai with par value of $0.001 per share.

On August 1, 2018, Powerbridge Cayman acquired Powerbridge HK in an amount of US$1.00 for 100% ownership of Powerbridge HK.

Powerbridge HK

On July 27, 2018, Powerbridge HK was incorporated as a holding company under the laws of Hong Kong. Powerbridge HK has 10,000 authorized shares with a par value of HKD1.00 (approximately US$0.127).

On August 1, 2018, Powerbridge HK transferred 100% of its ownership to Powerbridge Cayman for an amount of US$1.00.

On August 7, 2018, Powerbridge HK acquired 100% ownership of Powerbridge Zhuhai for no consideration paid.

Powerbridge Zhuhai

On October 30, 1997, Powerbridge Zhuhai was incorporated in Zhuhai, Guangdong, China under the laws of the PRC. The total registered capital and actual paid in capital are HKD42,980,000 (approximately US$5.5 million).

On August 7, 2018, Powerbridge Zhuhai transferred 100% of its ownership to Powerbridge HK for no consideration paid.

Powerbridge Beijing

On September 28, 2017, Powerbridge Beijing was incorporated in Beijing, China under the laws of the PRC. Powerbridge Beijing is 55% owned by Powerbridge Zhuhai and 45% owned by Mr. Tianfei Feng.

Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing is conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit	Exhibit title

3.1	Second Amended and Restated Memorandum and Articles of Association

5.1*	Opinion of Conyers Dill & Pearman

5.2*	Opinion of Hunter Taubman Fischer & Li LLC

10.1	2018 Equity Incentive Plan

10.2	Form of employment agreement

10.3	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017

10.4	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016

10.5	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017

10.6	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016.

10.7	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016.

10.8	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016.

10.9	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016.

10.10	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015

10.11	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017.

10.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016.

10.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015.

10.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014

10.15	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018

Exhibit	Exhibit title
10.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018

10.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018

10.18	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of October 23, 2018

10.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018

10.20	Employment Agreement between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of August 18, 2018

10.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018

10.22	Employment Agreement between Powerbridge Technologies Co., Ltd. and Xuehe Jiang dated as of August 18, 2018

10.23	Employment Agreement between Powerbridge Technologies Co., Ltd. and Tianfei Feng dated as of August 18, 2018

10.24	Employment Agreement between Powerbridge Technologies Co., Ltd. and Nanfang Li dated as of August 18, 2018

14.1	Code of Conduct and Ethics

21.1	List of Subsidiaries of the Registrant

23.1*	Consent of Freidman LLP

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3*	Consent of Zhong Lun

23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)

24.1	Power of Attorney (included on signature page)

99.1	Charter of the Audit Committee

99.2	Charter of the Compensation Committee

99.3	Charter of the Nominating and Corporate Governance Committee

*	To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on [●], 2018.

Powerbridge Technologies Co., Ltd.

By:	/s/
Name:	Ban Lor
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	[●], 2018

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ban Lor and Stewart Lor as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Chief Executive Officer and Director	[●], 2018
Ban Lor	(Principal Executive Officer)

/s/	Chief Financial Officer	[●], 2018
Stewart Lor	(Principal Accounting and Financial Officer)

/s/	Chief Strategy Officer	[●], 2018
Nanfang Li

/s/	Chief Product Officer	[●], 2018
Xiuhe Jiang

/s/	Chief Research and Development Officer	[●], 2018
Tianfei Feng

/s/	Independent Director	[●], 2018
Yuping Ouyang

/s/	Independent Director	[●], 2018
Guoquan Wang

/s/	Independent Director	[●], 2018
Bo Wu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Company has signed this Registration Statement or amendment thereto in New York on [●], 2018.

Authorized U.S. Representative
[●] [●] Telephone: [●]

By:	/s/
Name:
Title:	Authorized Person